07028882

File No. 82-188
December 10, 2007

Re: Kirin Holdings Company, Limited – Timely Disclosure of News Release

Dear Ladies and Gentlemen:

In connection with our timely disclosure of news release, we hereby furnish you with a copy of the following information, which we are submitting simultaneously to the Securities and Exchange Commission:

News release re:

- **TENDER OFFER EXPLANATORY STATEMENT**

- **AMENDMENT TO TENDER OFFER EXPLANATORY STATEMENT**

- **Notification with Respect to Results of Tender Offer for Shares of Kyowa Hakko Kogyo Co., Ltd.**

If you have any further questions or requests for additional information please do not hesitate to contact Makoto Ando at 011-813-5540-3455(telephone) or 011-813-5540-3550(facsimile).

Very truly yours,

Kirin Holdings Company, Limited

By ______________

Name: Makoto Ando
Title: IR Manager,
Corporate Communications Dept.

1/2/08

TENDER OFFER EXPLANATORY STATEMENT

October 2007

KIRIN HOLDINGS COMPANY, LIMITED

THIS ENGLISH TRANSLATION OF THE TENDER OFFER EXPLANATORY STATEMENT HAS BEEN PREPARED SOLELY FOR THE CONVENIENCE OF NON-JAPANESE SPEAKING SHAREHOLDERS OF KYOWA HAKKO KOGYO CO., LTD. WHILE THIS ENGLISH TRANSLATION IS BELIEVED TO BE GENERALLY ACCURATE, IT IS SUBJECT TO, AND QUALIFIED BY, IN ITS ENTIRETY, THE OFFICIAL JAPANESE-LANGUAGE ORIGINAL FILED WITH THE DIRECTOR-GENERAL OF THE KANTO LOCAL FINANCE BUREAU. SUCH JAPANESE-LANGUAGE ORIGINAL SHALL BE THE CONTROLLING DOCUMENT FOR ALL PURPOSES.

Table of Contents

TENDER OFFER EXPLANATORY STATEMENT

The tender offer described in this tender offer explanatory statement (this "Statement") is to be implemented under the provisions of Chapter II-2, Section 1 of the Financial Instruments and Exchange Law (Law No. 25 of 1948 as amended, the "Law". This Statement is prepared in accordance with Article 27-9 of the Law.

【Filing document】	Tender Offer Registration Statement (the "Registration Statement")
【Filed with】	The Director-General of the Kanto Local Finance Bureau of the Ministry of Finance Japan
【Filing date】	October 31, 2007
【Filing person】	
【Name of filing person】	Kirin Holdings Company, Limited
【Address】	2-10-1 Shinkawa, Chuo-ku, Tokyo
【Place to contact】	2-10-1 Shinkawa, Chuo-ku, Tokyo
【Telephone number】	+81 (0)3 (5540) 3455
【Person to contact】	Ippei Maeda, Corporate Communications Director
【Attorney-in-fact】	
【Name of attorney-in-fact】	N/A
【Address】	N/A
【Place to contact】	N/A
【Telephone number】	N/A
【Person to contact】	N/A
【Location at which a copy of the Tender Offer Explanatory Statement is available to the public】	Head Office of Kirin Holdings Company, Limited (2-10-1 Shinkawa, Chuo-ku, Tokyo)
	Tokyo Stock Exchange Group, Inc. (2-1 Kabutocho, Nihonbashi, Chuo-ku, Tokyo)

(Note 1) In this Statement, "Tender Offeror" and "the Company" means Kirin Holdings Company, Limited and "Target Company" means Kyowa Hakko Kogyo Co., Ltd.

(Note 2) When the figures in this Statement are rounded or truncated, the amount recorded in the total column may not always coincide with the aggregate of the relevant figures.

(Note 3) In this Statement "Law" means the Financial Instruments and Exchange Law (Law No. 25 of 1948 as amended), "Enforcement Order" means the Financial Instruments and Exchange Law Enforcement Ordinance (Government Ordinance No. 321 of 1965 as amended) and "TOB Order" means the Cabinet Ordinance regarding disclosure of tender offer for shares and other securities by non-issuers (MOF Ordinance No. 38 of 1990 as amended).

(Note 4) Except as otherwise provided in this Statement, a reference to a number of days or a date and time means such number of days or date and time in Japan.

(Note 5) "Business days" in this Statement means a number of days excluding those days provided in Article 1(1) of the Government Holiday Law.

(Note 6) Unless otherwise provided in this Statement, all procedures with respect to the tender offer described in this Statement (the "Tender Offer") shall be conducted in the Japanese language. If any part of the documents relating to the Tender Offer is prepared in English, and in the event that any inconsistency exists between the English and Japanese documents, the Japanese documents shall take priority over the English documents.

(Note 7) The Tender Offer is being initiated for the common stock and the stock acquisition rights of the Target Company, a company incorporated in Japan. Although the Tender Offer is being conducted in accordance with the procedures and information disclosure standards prescribed by the Financial Instruments and Exchange Law in Japan, these procedures and information disclosure standards may not always coincide with those of the United States of America. The rules and regulations promulgated under the U.S. Securities Exchange Act of 1934, in particular Sections 13(e) and 14(d), do not apply to the Tender Offer and the Tender Offer is not being conducted in accordance with the procedures and requirements thereunder. All financial statements contained in this document have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of U.S. companies. It may be difficult to enforce any right or claim arising under U.S. federal securities laws, since the Tender Offeror is incorporated outside the United States. Shareholders may not be able to sue a non-U.S. company in a non-U.S. court for violations of the U.S. securities laws. Shareholders may not be able to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's jurisdiction.

(Note 8) This Statement contains forward-looking statements as defined under Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. As a result of known or unknown risks, uncertainty or other factors, actual results could differ materially from any explicit or implicit forecasts, among others, presented as forward-looking statements. No assurance is given by the Tender Offeror or any affiliates of the Tender Offeror that any such explicit or implicit forecasts, among others, presented as forward-looking statements will be achieved and actual results could differ materially. The forward-looking statements contained in this Statement were made based on the information available to the Tender Offeror as of the date of this Statement and, except where bound by law or Tokyo Stock Exchange regulations, the Tender Offeror and any affiliates of the Tender Offeror accept no obligation to change or revise the statements to reflect future events or circumstances.

(Note 9) The financial advisors of the Tender Offeror and the Target Company and the tender offer agent of the Tender Offeror, in the ordinary course of their secondary trading business, may engage during the Tender Offer period in the purchase and sale of shares of the Target Company for their own account or for their customers' accounts to the extent permitted under Japanese securities regulations. To the extent any disclosure of such purchases is required under applicable Japanese securities regulations, written notice of such disclosure will be provided to shareholders in the United States.

I. Terms and Conditions of Tender Offer

1. Name of Target Company

KYOWA HAKKO KOGYO CO., LTD.

2. Class of Shares to be Purchased

Common Stock

3. Purpose of Tender Offer

(1) Purpose and Background of the Tender Offer

The Tender Offeror entered into an integration agreement (the "Integration Agreement") (*tougou keiyakusho*) with the Target Company, a corporation listed on the first section of the Tokyo Stock Exchange Group Inc. (the "Tokyo Stock Exchange"), and Kirin Pharma Company, Limited ("Kirin Pharma"), a consolidated subsidiary of the Tender Offeror, with respect to the Strategic Alliance (as described below) centering around the integration of the Target Company and Kirin Pharma as of October 22, 2007. (Please refer to "2. Agreements between Tender Offeror and Target Company or its Directors and Officers" of "IV. Transactions between Tender Offeror and Target Company"). Pursuant to the Integration Agreement, the Tender Offeror will purchase shares of the Target Company, as part of a series of transactions to make the Target Company a consolidated subsidiary of the Tender Offeror, totaling no more than 111,578,000 shares (27.95% of the Standard Number of Shares of the Target Company (Note 1) as of the date of official (public) announcement of the commencement of the Tender Offer) and no less than 79,849,000 shares (20.00% of the Standard Number of Shares of the Target Company as of the date of official (public) announcement of the commencement of the Tender Offer) through the Tender Offer. The Board of Directors of the Target Company approved of the Tender Offer at the meeting of the Board of Directors held on October 22, 2007.

In the pharmaceutical business, which is the core business for both the Kyowa Hakko Group and the Kirin Group, the competitiveness of both the domestic and international environments has significantly increased due to changes brought about by reforms in the pharmaceutical industry. Such changes include the revision of medical treatment fees and pharmaceutical price reductions due to changes in the medical system, increased efforts to contain drug costs, challenges presented by prominent U.S. and European pharmaceutical corporations, increased global competition concerning the research and development of new drugs and the increased costs of research and development in order to discover new pharmaceuticals. In order to overcome this difficult environment and to promote rapid global growth, both Groups decided that, rather than pursuing business development separately, the two companies should strengthen their management base through integration.

Based on this shared awareness, the Kyowa Hakko Group and the Kirin Group agreed on a fundamental concept of building a new company out of the combination of the respective distinctiveness and strengths of both companies, based on the strength of both companies in biotechnology, with the goal of developing a global top-class research and development-centered life sciences company based in Japan, and have decided to form a strategic alliance (the "Strategic Alliance") centering around the integration of the Target Company and Kirin Pharma (the "Integration").

With respect to the integration of the pharmaceutical businesses around which the Strategic Alliance centers, antibody drug technology-centered biotechnology is the strength of both the Target Company and Kirin Pharma. Through the integration of antibody technologies, both companies aim to improve drug development capabilities, expand opportunities to acquire novel antigens through an improved presence in the antibody drug sector and increase development speed of antibody drugs and proactive overseas business development through the mutual exploitation of antibody technologies. Furthermore, through the Integration, the Target Company

and Kirin Pharma expect an increase in the scale of research and development and marketing, the establishment of effective business operations systems, and the further strengthening of the profitability and competitiveness of their the pharmaceutical business; all of which is believed to result in a strengthening of their operational base.

With respect to industries other than the pharmaceutical business, there are many similarities between the businesses in which the Kyowa Hakko Group and the Kirin Group operate (food, alcohol, health products mail-order business, and others) and both Groups plan to raise their business value through the promotion of effective business integration and co-operation in each such industry.

The fundamental principle of the Strategic Alliance is the establishment of mutual cooperation across the whole business operation of both the Kyowa Hakko Group and the Kirin Group at the group level. Accordingly, the Kyowa Hakko Group and the Kirin Group aim to enhance synergies, strengthen competitiveness, improve management efficiency, realize further improved growth and maximize corporate value as a result of the advancement, through mutual discussion on an equal footing (regardless of business scale or capital relationship), of strategic business alliance and collaboration leveraging off of each company's respective strengths to their best advantage.

(Note 1) In this Statement, the standard number of shares (the "Standard Number of Shares") is the sum of (i) the total number of issued shares of common stock of the Target Company (including the number of treasury shares of common stock held by the Target Company) and (ii) any excess of the number of common stock underlying the stock acquisition rights issued by the Target Company, over the number of treasury shares of common stock held by the Target Company.

(2) Description of the Tender Offer and the Strategic Alliance

The Tender Offeror will implement the Tender Offer prior to the Integration. As a result of the Tender Offer, the Tender Offeror will acquire, in conjunction with the shares of common stock allocated and delivered to the Tender Offeror in the share exchange between the Target Company and Kirin Pharma (the "Share Exchange") described below, a total number of shares equivalent to 50.10% of the Standard Number of Shares of the Target Company as of the effective date of the Share Exchange.

If the number of shares purchased through the Tender Offer is less than 111,578,000 shares, conditioned upon approval being obtained at the Extraordinary Meeting of Shareholders which the Target Company plans to convene promptly after the conclusion of the Tender Offer (the "Extraordinary Meeting of Shareholders of Kyowa Hakko") for (i) the share exchange agreement (the "Share Exchange Agreement") with respect to the Share Exchange described below, and (ii) other agenda items necessary for the execution of the Integration, the Target Company will allocate new shares to the Tender Offeror, at 1,500 yen per share, with the stock payment date set for March 25, 2008 (the "Third Party Allocation of New Shares"), in the amount necessary for the Tender Offeror to acquire, in conjunction with the shares delivered to the Tender Offeror in the Share Exchange between the Target Company and Kirin Pharma, a number of shares equivalent to 50.10% of the Standard Number of Shares of the Target Company as of the effective date of the Share Exchange. If the Third Party Allocation of New Shares is implemented, the Target Company will obtain approval for the transaction by a special resolution at the Extraordinary Meeting of Shareholders of Kyowa Hakko.

After the Tender Offer is completed, to promptly implement the integration of the pharmaceutical business, the Target Company and Kirin Pharma will, subject to approval being obtained at their respective general meetings of shareholders, conduct the Share Exchange effective as of April 1, 2008. As a result of the Share Exchange, Kirin Pharma will become a wholly owned subsidiary of the Target Company, while the Tender Offeror shall become the parent company holding, in conjunction with the shares acquired through the Tender Offer and related transactions, shares equivalent to 50.10% of the Standard Number of Shares of the Target Company. Through the

Share Exchange, the Target Company will allocate and deliver 8,862 shares (Note 2) of common stock of the Target Company for each share of common stock of Kirin Pharma held by the Tender Offeror, for a total of 177,240,000 shares. The implementation of the Share Exchange is conditioned upon the occurrence of either (i) the completion of the purchase of 111,578,000 shares, which is equivalent to the maximum number of shares scheduled to be purchased by the Tender Offeror in the Tender Offer, or (ii) the completion of the Third Party Allocation of New Shares after the completion of the Tender Offer.

(Note 2) Treasury shares held by Kirin Pharma are scheduled to be cancelled by the day before the Share Exchange becomes effective.

After the Share Exchange becomes effective, the Target Company as the surviving company (the "Surviving Company") and Kirin Pharma as the merging company will merge (the "Merger") with an effective date of October 1, 2008. As a result of the Merger, the Integration of the pharmaceutical businesses of Kyowa Hakko and Kirin Pharma will be complete. Matters to be provided in the merger agreement with respect to the Merger (the "Merger Agreement"), other than the above, will be determined before the conclusion of the Merger Agreement. In accordance with the Merger, the trade name of the Surviving Company will change and, after approval from the general meeting of shareholders, the trade name of the surviving company after the Merger shall become "Kyowa Hakko Kirin Co., Ltd".

After the Tender Offer and the Share Exchange, the President and Representative Director of the Target Company shall remain in the same position, for the time being. In addition, it was agreed in the Integration Agreement that the Target Company shall, subject to the Share Exchange becoming effective, make changes to its management structure pursuant to the Integration Agreement including (i) seeking approval of agenda with respect to electing two persons appointed by the Tender Offeror as Directors of the Target Company at the Extraordinary Meeting of Shareholders of Kyowa Hakko, and (ii) electing one of the Directors appointed by the Tender Offeror as Vice President and Representative Director of the Target Company. Furthermore, it is agreed that, subject to the Share Exchange becoming effective, (i) Kirin Pharma shall elect one person whom the Target Company appoints as a Director of Kirin Pharma, and (ii) the Tender Offeror shall seek approval with respect to the election of the President and Representative Director of the Target Company as a Director of the Tender Offeror at the ordinary general meeting of shareholders for the fiscal year ending December 31, 2007.

After the Tender Offer and the Share Exchange, the Target Company will become a consolidated subsidiary of the Tender Offeror which, as a pure holding company, will hold a majority of the shareholder voting rights of the Target Company. The Target Company will, while respecting the fundamental principles of the Kirin Group's operation, conduct an autonomous business activity based on independence and mobility, ensure the independence of its management as an ongoing public listed company, and continue to promote the maximization of profits for all of its shareholders and the sustained expansion of corporate value. Therefore, the shareholding ratio of the Tender Offeror in the Target Company (Note 3) shall be 50.10% in principle for a period of 10 years from the date of the execution of the Integration Agreement, and after the Integration, the Tender Offeror will cooperate in the strongest reasonable manner to maintain the listing of the shares of the Surviving Company established through the Merger. Furthermore, the Kirin Group agrees not to acquire any new shares/stock acquisition rights of the Target Company, or dispose (including sale or disposition as collateral) of shares/stock acquisition rights of the Target Company which the Kirin Group currently holds, for a period of 10 years from the date of the execution of the Integration Agreement, except as prescribed, without the consent of the Target Company.

(Note 3) In this Statement, the Ratio of the Standard Number of Shares shall be the sum of (i) the number of shares of common stock of the Target Company which the Tender Offeror (including its subsidiaries and affiliates but excluding the Target Company and their subsidiaries and affiliates) holds and (ii) the number of new shares of common stock of the Target Company which will be issued upon exercise of stock acquisition rights held

by the Tender Offeror, divided by the Standard Number of Shares of the Target Company.

4. Period, Price, Number of Share Certificates and Other Details of the Tender Offer

(1) Tender Offer Period

a. Period at time of filing of Registration Statement

Tender Offer Period	From Wednesday, October 31, 2007 through Thursday, December 6, 2007 (26 business days in Japan)
Date of Public Notice	Wednesday, October 31, 2007
Name of Newspaper for Public Notice	Public disclosure will be made electronically, and a notice of such disclosure will be published in the *Nihon Keizai Shimbun*. EDINET (electronic disclosure for investors' network) (*http://info.edinet.go.jp/EdiHtml/main.htm*)

b. Possible extension of Tender Offer Period based on Target Company's request

If the Target Company submits an opinion report requesting an extension of the tender offer period (the "Tender Offer Period") pursuant to Article 27-10, Paragraph 3 of the Law, the Tender Offer Period shall be extended to 30 business days, until Wednesday, December 12, 2007.

c. Contact information in case of extension of Tender Offer Period

Head Office of Kirin Holdings Company, Limited
Ippei Maeda, Corporate Communications Director
2-10-1 Shinkawa, Chuo-ku, Tokyo
Telephone: 81-(0)3 (5540) 3455
Hours: between 9 a.m. and 5 p.m. on weekdays

(2) Purchase Price of Tender Offer

Share Certificate	1,500 yen per share of common stock
Certificate of Stock Acquisition Rights	—
Bond Certificate with Stock Acquisition Rights	—
Trust Beneficiary Certificates for Share Certificates	—
Depositary Receipt for Share Certificates	—
Basis of Calculation	When determining the purchase price for the common stock of the Target Company in the Tender Offer, the Tender Offeror asked JPMorgan Securities Japan Co., Ltd. ("JPMorgan"), their financial advisor, to calculate the equity value of the Target Company as reference material. JPMorgan took into account trends in the market price, business results and forecasts of the Target Company, and the synergy effects created between the Tender Offeror and the Target Company and conducted a valuation using methods such as the trading comparable companies method and the discounted cash flow method (the "DCF method").

	According to the various valuation methods, the ranges in which the value per share of the common stock of the Target Company were calculated are as follows: • the trading comparable companies method: between 1,289 yen and 1,479 yen • the DCF method: between 1,415 yen and 1,537 yen The Tender Offeror considered the appropriate purchase price of the Tender Offer within the range results of the valuation with emphasis on the DCF method, which reflects the future earning power of the Target Company. Weighing such factors as the trends in the market price of the Target Company's shares, premiums paid by a non-issuer in preceding tender offers, the impact of the Tender Offer on the earnings per share of the Tender Offeror, the possibility of approval by the Target Company with respect to the Tender Offer, the results of the operational, legal, accounting and tax-related due diligence and the outlook for the Tender Offer, the Tender Offeror determined the appropriate purchase price for the Tender Offer to be 1,500 yen per share. The purchase price of the Tender Offer is equal to the closing price of 1,202 yen of the common stock of the Target Company quoted on the first section of the Tokyo Stock Exchange on October 18, 2007 plus a premium of approximately 24.8% (rounded to the nearest tenth of a percent), and is equal to the average closing price of 1,135 yen (rounded to the nearest whole number) of the common stock of the Target Company quoted on the first section of the Tokyo Stock Exchange for the past 3 months ending on October 18, 2007 plus a premium of approximately 32.2% (rounded to the nearest tenth of a percent).
Background of Calculation	The Tender Offeror has been considering and discussing with the Target Company the possibility of an integration with Kirin Pharma, a pharmaceutical subsidiary of the Tender Offeror, as well as the possibility of an alliance between the Groups since March 2007. As a result of these discussions and considerations, the Tender Offeror concluded around May 2007 that the most effective way to develop the business of both companies was an integration between Kirin Pharma and the Target Company through the acquisition of shares of the Target Company via a tender offer by the Tender Offeror. Accordingly, the Tender Offeror entered into more specific consultation with the Target Company. When determining the purchase price for the shares of common stock of the Target Company in the Tender Offer, the Tender Offeror asked JPMorgan, their financial advisor, to calculate the equity value of the Target Company as a reference document around May 2007. JPMorgan calculated the equity value using methods such as the trading comparable companies method and the DCF method, with

	reference to considerations such as the trends in the market price for the shares of the Target Company, the business results and the forecasts of the Target Company and the synergy effects created between the Tender Offeror and the Target Company. The Tender Offeror received the results of the valuation from JPMorgan on October 22, 2007. According to the various valuation methods, the ranges in which the value per share of common stock of the Target Company were calculated are as follows: • the trading comparable companies method: between 1,289 yen and 1,479 yen • the DCF method: between 1,415 yen and 1,537 yen From July 2007 through August 2007, the Tender Offeror, in cooperation with third party specialists, also conducted detailed investigations into the business and financial affairs of the Target Company through operational, legal, accounting and tax-related due diligence. After completing these fundamental steps, the Tender Offeror considered the appropriate purchase price for the Tender Offer within the range of the results of the equity valuation along with the advice of JPMorgan, their financial advisor, with comprehensive consideration given to the results of the share valuation while emphasizing the results rendered by the DCF method, which reflects the future cash flow of the Target Company. In addition, the Tender Offeror proceeded to price the Tender Offer with consideration to trends in the market price of the Target Company's shares, premiums paid by a non-issuer in preceding tender offers, the impact of the Tender Offer on the earnings per share of the Tender Offeror, and the results of the operational, legal, accounting and tax-related due diligence. Based on discussions and negotiations with the Target Company, and as a result of comprehensive consideration given to the possibility of approval by the Target Company regarding the Tender Offer, and the comprehensive outlook for the Tender Offer, the Tender Offeror determined, at the meeting of the Board of Directors held on October 22, 2007, that the purchase price of the Tender Offer shall be 1,500 yen per share. The Board of Directors of the Target Company approved the Tender Offer at the meeting of the Board of Directors held on October 22, 2007.

(Note) When conducting the calculation of the equity value of the Target Company, JPMorgan relied upon and assumed, without duty to independently verify, the accuracy and completeness of all information that was publicly available or was furnished to JPMorgan by the Tender Offeror, Kirin Pharma or the Target Company, or information discussed with the Tender Offeror, Kirin Pharma or the Target Company, and information that JPMorgan reviewed or which was reviewed for JPMorgan. Furthermore, JPMorgan has relied on the assumption that there were no undisclosed facts which could have a material impact on the valuation of the Target Company. JPMorgan has not conducted any valuation or appraisal of any assets or liabilities (including contingent liabilities) and have not been provided with

any such valuations or appraisals, nor has JPMorgan evaluated the solvency of the Tender Offeror, Kirin Pharma or the Target Company under applicable laws and regulations relating to bankruptcy, insolvency or similar matters. JPMorgan has relied on financial analyses and forecasts provided (including synergies) by the management of the Tender Offeror, Kirin Pharma and the Target Company, and has assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial conditions of the Tender Offeror, Kirin Pharma and the Target Company. JPMorgan does not express any view on such financial analyses or forecasts provided or on the assumptions forming the basis of such financial analyses or forecasts. The result of the valuation expressed by JPMorgan is necessarily based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of October 22, 2007. It should be understood that subsequent developments may affect this valuation and that JPMorgan does not have any obligation to update, revise, or reaffirm this valuation. Furthermore, the valuation was submitted by JPMorgan to the Board of Directors of the Tender Offeror as information to be considered during their calculation of the equity value of the Target Company, and was not prepared for the shareholders or creditors of the Tender Offeror, or for any other person, and such persons may not rely on this valuation. The valuation is not a recommendation of any course of action which common stock shareholders of the Target Company should or should not take in the Tender Offer, nor does JPMorgan express any opinion as to the prices at which the common shares of the Tender Offeror or common shares of the Target Company will trade in the future.

JPMorgan has acted as financial advisor to the Tender Offeror with respect to the Strategic Alliance and has received fees from the Tender Offeror. Furthermore, the Tender Offeror has agreed to indemnify JPMorgan against certain liabilities arising out of its role as a financial advisor. JPMorgan or its affiliates have, to date, provided other investment banking services to the Tender Offeror. JPMorgan or its affiliates may, during the ordinary course of business, engage in transactions for its own account or for customers' accounts with respect to bond certificates or equity securities of the Tender Offeror, Kirin Pharma or the Target Company. Accordingly, JPMorgan or its affiliates may possibly hold a long or a short position with respect to these shares at any time.

(3) Number of Share Certificates to be Purchased in the Tender Offer

Number scheduled to be purchased represented by shares	Minimum number scheduled to be purchased represented by shares	Maximum number scheduled to be purchased represented by shares
111,578,000 shares	79,849,000 shares	111,578,000 shares

(Note 1) If the total number of shares tendered in this Tender Offer is less than the number listed above in "Minimum number scheduled to be purchased represented by shares" (79,849,000 shares), none of the tendered shares will be purchased by the Tender Offeror.

(Note 2) If the total number of shares tendered in this Tender Offer exceeds the number listed above in "Maximum number scheduled to be purchased represented by shares" (111,578,000 shares), all or part of the excess portion will not be purchased and the Tender Offeror will make delivery and other settlements with respect to the purchase of shares pursuant to the *pro rata* method as defined in Article 27-13, Item 5 of the Law and Article 32 of the TOB Order.

(Note 3) There is no plan to acquire treasury shares held by the Target Company through the Tender Offer.

(Note 4) Shares constituting less than a whole unit shall also be subject to purchase through the Tender Offer. However, to apply, the relevant share certificates (unless such share

certificates are kept in custody by the Japan Securities Depository Center, Inc. (the "JSDC") through the Tender Offer agent or a party consigned by the Tender Offer Agent) must be submitted to the Tender Offer Agent. The Target Company may purchase its own shares in accordance with legal procedures during the Tender Offer Period from any shareholder who exercises the right under the Japanese Company Law to require the Target Company to purchase shares constituting less than a whole unit. The Target Company intends to make such purchases at the market price.

5. Ownership Percentage of Share Certificates after the Tender Offer

Category	Number of Voting Rights
(a) Number of Voting Rights Represented by Share Certificates and to be Purchased	111,578
(b) Number of Voting Rights Represented by Latent Share Certificates included in item (a)	—
(c) Number of Voting Rights Represented by Trust Beneficiary Certificates and Depositary Receipts for Share Certificates included in item (b)	—
(d) Number of Voting Rights Represented by Share Certificates Owned by Tender Offeror as of the date hereof	1
(e) Number of Voting Rights Represented by Latent Share Certificates included in item (d)	—
(f) Number of Voting Rights Represented by Trust Beneficiary Certificates and Depositary Receipts for Share Certificates included in item (e)	—
(g) Number of Voting Rights Represented by Share Certificates Owned by Specially Related Parties as of the date hereof	0
(h) Number of Voting Rights Represented by Latent Share Certificates included in item (g)	—
(i) Number of Voting Rights Represented by Trust Beneficiary Certificates and Depositary Receipts for Share Certificates included in item (h)	—
(j) Total Number of Voting Rights of Shareholders and Other Parties of the Target Company as of March 31, 2007	391,528
Percentage of Number of Voting Rights Represented by Share Certificates to be Purchased to the Total Number of Voting Rights of Shareholders (a/j) (%)	28.02
Ownership Percentage of Share Certificates after Tender Offer ((a+d+g)/(j+(b−c)+(e−f)+(h−i))×100) (%)	28.02

(Note 1) The "Number of Voting Rights Represented by Share Certificates to be Purchased" (item (a)) is the number of voting rights with respect to the "Minimum number scheduled to be purchased represented by shares" for the Tender Offer.

(Note 2) Although stock acquisition rights issued through the Target Company's stock option plan based on the provisions of Articles 280-20 and 280-21 of the former Commercial Code prior to its amendment pursuant to the Law for Partial Revision to the Commercial Code (Law No.87, 2005), and Articles 236, 238 and 239 of the Japanese Company Law, may be exercised prior to the last day of the Tender Offer Period, stock of the Target Company which will be delivered upon such exercise of stock acquisition rights (the maximum number of which is 336,000 shares) shall also be subject to the Tender Offer.

(Note 3) The "Total Number of Voting Rights of Shareholders and Other Parties of the Target Company" (item (j)) represents the number of voting rights of all of the shareholders as of the fiscal year ended March 31, 2007 as described in the 84th Annual Securities Report submitted by the Target Company to the Kanto Local Finance Bureau on June 20,

2007. However, because shares constituting less than a whole unit are also subject to purchase through the Tender Offer, for the purpose of calculating "Percentage of Number of Voting Rights Represented by Share Certificates to be Purchased to the Total Number of Voting Rights of Shareholders and other Parties" and "Ownership Percentage of Share Certificates after Tender Offer", the "Total Number of Voting Rights of Shareholders and other Parties" (item (j)) is calculated to be 398,255 units. This number is calculated by adding the sum of (i) the number of voting rights (6,311 units) represented by the number of shares constituting less than a whole unit (6,311,555 shares) recorded in the 84th Annual Securities Report, (ii) the number of voting rights (336 units) represented by the number of shares of common stock of the Target Company underlying the stock acquisition rights in relation to the stock option plan prior to the last day of the Tender Offer Period (336,000 shares), and (iii) the number of voting rights (80 units) represented by the number of shares of the Target Company held by Japan Synthetic Alcohol Co., Ltd. (80,000 shares), which is not included in the number of voting rights recorded in the 84th Annual Securities Report but the Tender Offeror may possibly acquire through the Tender Offer.

(Note 4) The "Percentage of Number of Voting Rights Represented by Share Certificates to be Purchased to the Total Number of Voting Rights of Shareholders" and "Ownership Percentage of Share Certificates after Tender Offer" are rounded to the nearest hundredth of a percent.

6. Approval with respect to the Acquisition of Share Certificates

(1) Class of Shares

Common Stock

(2) Governing Law

Act Against Restrictions of Competition
(Gesetz gegen Wettbewerbsbeschräenkungen)

Pursuant to the Act Against Restrictions of Competition (Gesetz gegen Wettbewerbsbeschräenkungen) of the Federal Republic of Germany (the "German Act"), the Tender Offeror is required to file a notification with respect to the Tender Offer with the Federal Ministry of Cartel (Bundeskartellamt) prior to the acquisition of the shares of the Target Company (the "Acquisition of Shares"). In principle, the Acquisition of Shares is prohibited during the one-month waiting period imposed after such filing. The Tender Offeror may nevertheless conduct the Acquisition of Shares pursuant to the German Act prior to the termination of the waiting period, if the Tender Offeror separately obtains an approval of the Federal Ministry of Cartel during the waiting period. The filing in respect of the Tender Offer will be made on or after October 31, 2007.

If the waiting period does not terminate and a separate approval of the Federal Ministry of Cartel cannot be obtained prior to the last day of the Tender Offer Period, the Tender Offer Period may be extended and the commencement date of settlement may be delayed. In addition, if the waiting period does not terminate and a separate approval of the Federal Ministry of Cartel cannot be obtained prior to the last day of the Tender Offer Period, the Tender Offeror may withdraw the Tender Offer on the premise that such circumstance constitutes the occurrence of an event stipulated in Article 13, Paragraph 1, Section 4 of the Law, as described in "11. Other Conditions and Methods of Purchase, etc.", "(2) Conditions of Withdrawal of Tender Offer, Details thereof and Method of Disclosure of Withdrawal".

7. Method of Application for Tender Offer and Cancellation thereof

(1) Method of Application for Tender Offer

a. Tender Offer Agent

Nikko Citigroup Limited
1-5-1 Marunouchi, Chiyoda-Ku, Tokyo

To delegate a part of its duties, the tender offer agent (the "Tender Offer Agent") has appointed the following company as a sub-agent (the "Sub-Agent"):

Nikko Cordial Securities Inc.
3-3-1 Marunouchi, Chiyoda-Ku, Tokyo

b. Shareholders wishing to tender their share certificates in the Tender Offer ("Tendering Shareholders") are requested to fill in the prescribed "Tender Offer Application Form" (*koukai kaitsuke oubo moushikomisho*) and submit it with the share certificates concerned to either of the respective head offices or any branch office in Japan of the Tender Offer Agent or the Sub-Agent by 15:30 on the last day of the Tender Offer Period. (The hours in which each branch office of Nikko Cordial Securities Inc. operates and manages investment securities differ. Please confirm, in advance, details such as the business hours of the branch office you wish to use). Tendering Shareholders do not need to submit the relevant share certificates if such certificates are kept in custody by the Tender Offer Agent or the Sub-Agent (or by JSDC through the Tender Offer Agent or the Sub-Agent). No application for the Tender Offer made through securities companies other than the Tender Offer Agent or the Sub-Agent shall be accepted.

c. Shareholders whose share certificates have not been issued are required to follow the necessary procedures at the Target Company for the issuance of the share certificates and submit the newly issued share certificates to either of the respective head offices or any branch office in Japan of the Tender Offer Agent or the Sub-Agent by 15:30 on the last day of the Tender Offer Period.

d. The shares of common stock of the Target Company which will be delivered upon exercise of stock acquisition rights by the last day of the Tender Offer Period may be tendered in the Tender Offer.

e. Please have ready a seal (*inkan*) at the time of application together with the Tender Offer Application Form. In addition, if a Tendering Shareholder does not have an account with either the Tender Offer agent or the Sub-Agent, it will be necessary to open a new account. Identification documents will be necessary upon application to open a new account. (Note 1).

f. For shareholders and other parties who reside outside of Japan (including corporate shareholders, hereinafter referred to as "Non-Resident Shareholders") please apply through your standing proxy residing in Japan. Identification documents will be necessary upon application through a standing proxy. (Note 1).

g. For individual shareholders residing in Japan, the difference between the price for the share certificates sold through the Tender Offer and the purchase related costs of the shares, will be, in general, subject to self-assessment tax separate from other income with regard to capital gains on the shares. (Note 2)

h. Upon submission of an application to the Tender Offer Agent, the Tendering Shareholder will receive a Receipt of Application for the Tender Offer.

(Note 1) Identification Documents

Shareholders who are opening a new account with the Tender Offer Agent or the Sub-Agent, or Non-Resident Shareholders who are applying through their standing proxy in Japan must submit the following identification documents.

Individual Shareholders: A copy of a residence certificate (*jyumin-hyo*) (the original of which must have been issued within the last 6 months); health insurance card (*kenkou-hoken-sho)*; driver's license or other such identification document (which confirms the name, address and date of birth of the applicant).

Corporate Shareholders:

(1) Certificate of corporate registry (an abridged version thereof); seal registration certificate or other documents issued by governmental authorities (which have been prepared within the last six months and which confirm the name and the location of the headquarters or main office).

(2) When a corporate shareholder is applying at the Tender Offer Agent, managers of the company's ordering department and fund settlement department must submit a copy of either a residence certificate (the original of which must have been issued within the last six months); health insurance card; driver's license or other such identification document (which confirms the name, address and date of birth of the person) respectively.

When a corporate shareholder is applying at the Sub-Agent, in addition to identification documents for the corporate entity, the corporate shareholder's representative or its attorney (representative, attorney-in-fact or person in charge of the execution of the agreement to tender the shares) must submit a copy of either a residence certificate (the original of which must have been issued within the last six months); health insurance card; driver's license or other such identification document (which confirms the name, address and date of birth of the person).

Non-Resident Shareholders: In addition to the above documents in relation to the standing proxy, a copy of the consignment certificate or contract with respect to the consignment contract concluded between the Non-Resident Shareholder and the standing proxy (documents must contain the name of the Non-Resident Shareholder and the name and overseas location of the standing proxy) must also be submitted. If the standing proxy is not a financial institution, identification documents such as documents issued by a foreign government recognized by the Japanese government or a competent international organization, which are equivalent to identification documents for Japanese residents, must also be submitted.

(Note 2) Self-Assessment Tax Separate from Other Income With Regard to Capital Gains (For Individual Shareholders):

Capital gains realized from a transfer of share certificates will, as a general rule, be subject to self-assessment taxation separate from other income. Each shareholder is responsible for, and should consult his or her own licensed tax accountant or other expert with any specific question regarding, the tax consequences of the Tender Offer to such shareholder.

(2) Method of Cancellation of Application for Tender Offer

Tendering Shareholders may, at any time during the Tender Offer Period, cancel an application for the Tender Offer.

In case of such cancellation, the Tendering Shareholders must deliver or mail a written request for the cancellation of the application for the Tender Offer ("Written Request for Cancellation"), enclosing the Receipt of Application for the Tender Offer (if one was received), to one of the entities listed below by 15:30 on the last day of the Tender Offer Period. If by mail, the cancellation of the acceptance of the Tender Offer will not be effective unless the Written Request for Cancellation is delivered to one of the entities listed below by 15:30 on the last day of the Tender Offer Period. (The hours in which each branch office of Nikko Cordial Securities Inc. operates and manages investment securities differ. Please confirm, in advance, details such as the business hours of the branch office you wish to visit).

Entities authorized to receive the Written Request for Cancellation:

Nikko Citigroup Limited
1-5-1 Marunouchi, Chiyoda-Ku, Tokyo

Nikko Cordial Securities Inc.
3-3-1 Marunouchi, Chiyoda-Ku, Tokyo

(and other branch offices of Nikko Citigroup Limited and Nikko Cordial Securities Inc. located in Japan)

(3) Method of Return of Share Certificates

If a Tendering Shareholder gives notice of cancellation of the application for the Tender Offer in the manner described in "(2) Method of Cancellation of Application for Tender Offer" above, the relevant share certificates will be returned immediately following the completion of the cancellation procedures by the method indicated in "(4) Method of Return of Share Certificates." of "10. Method of Settlement" below.

(4) Name and Location of Head Office of Securities Companies or other Financial Institutions Holding and Returning Share Certificates

Nikko Citigroup Limited
1-5-1 Marunouchi, Chiyoda-Ku, Tokyo

Nikko Cordial Securities Inc.
3-3-1 Marunouchi, Chiyoda-Ku, Tokyo

8. Funds Required for Tender Offer, etc.

(1) Funds, etc. Required for Tender Offer, etc.

Aggregate Tender Offer Price (a)	167,367,000,000 yen
Type of Consideration other than Cash	—
Total amount of Consideration other than Cash	—
Commission (b)	1,000,000,000 yen
Others (c)	50,000,000 yen
Total (a)+(b)+(c)	168,417,000,000 yen

(Note 1) "Aggregate Tender Offer Price (a)" above is the amount calculated by multiplying the "Minimum number scheduled to be purchased represented by shares" (111,578,000 shares) by the purchase price per share (1,500 yen).

(Note 2) "Commission (b)" is comprised of estimated commissions to be paid to the Tender Offer Agent.

(Note 3) "Others (c)" is comprised of estimated fees and expenses for the public notice and for printing this Statement and other necessary documents, etc.

(Note 4) Expenses to be incurred by the Tender Offer Agent and fees for legal counsel will also be paid. However, the amounts thereof are not yet determined.

(Note 5) Consumption tax and similar charges are not included in the above amounts.

(2) Deposits or Loans for Funds Required for Purchase and Related Matters

a. Deposits as of one or two days preceding the date hereof

Type of Deposits	Amount (thousands of yen)
Ordinary deposits	—
Total (a)	—

b. Borrowings as of the day preceding the date hereof

【Financial Institutions】

	Category of Business of Lender	Name of Lender	Contents of contract	Amount (thousands of yen)
1	—	—	—	—
2	—	—	—	—
Total				—

【Non-Financial Institutions】

Category of Business of Lender	Name of Lender	Contents of contract	Amount (thousands of yen)
—	—	—	—
Total			—

c. Funds to be borrowed after the date hereof

【Financial Institutions】

	Category of Business of Lender	Name of Lender	Contents of contract	Amount (thousands of yen)
1	—	—	—	—
2	Bank	The Bank of Tokyo-Mitsubishi UFJ, Ltd. 2-7-1 Marunouchi, Chiyoda-ku, Tokyo	Loan for funds required for the Tender Offer, etc. (Note)	170,000,000
Total (b)				170,000,000

(Note) Specific details of the above loan, including timing, method, term and interest rate, will be determined after further discussions between the Tender Offeror and the lender. The Tender Offeror has obtained a certificate, as evidence of the above financing commitment, from the Bank of Tokyo-Mitsubishi UFJ, Ltd. stating that the Bank of Tokyo-Mitsubishi UFJ, Ltd. agrees to finance the Tender Offeror for up to 170,000,000,000 yen.

【Non-Financial Institutions】

Category of Business of Lender	Name of Lender	Contents of contract	Amount (thousands of yen)
—	—	—	—
Total (c)			—

d. Other methods of financing

Description	Amount (thousands of yen)
—	—
Total (d)	—

e. Total of deposits or loans of funds available to be applied to the purchase, etc.

170,000,000 thousand yen ((a)+(b)+(c)+(d))

(3) Relationship between Tender Offeror and Company Issuing Securities to be Used as Consideration for Tender Offer

None

9. Condition of Company Issuing Securities to be Used as Consideration for Tender Offer

N/A

10. Method of Settlement

(1) Name and Address of Head Offices of Securities Companies and Banks, etc. in Charge of Settlement

Nikko Citigroup Limited
1-5-1 Marunouchi, Chiyoda-Ku, Tokyo

Nikko Cordial Securities Inc.

3-3-1 Marunouchi, Chiyoda-Ku, Tokyo

(2) Commencement Date of Settlement

Thursday, December 13, 2007

(Note) If the Target Company submits an opinion report requesting an extension of the Tender Offer Period pursuant to Article 27-10, Paragraph 3 of the Law, the commencement date of settlement will be Wednesday, December 19, 2007.

(3) Method of Settlement

A notice of purchase will be mailed to the address or location of the Tendering Shareholder (or the standing proxy in the case of Non-Resident Shareholders) promptly after the end of the Tender Offer Period. Payment of the purchase price will be made in cash. The Tender Offer Agent or the Sub-Agent will, in accordance with the shareholder's instructions, remit the purchase price for share certificates promptly after the commencement date of settlement to the account designated by the Tendering Shareholder (or the standing proxy in the case of Non-Resident Shareholders).

(4) Method to return Share Certificates

If any share certificates tendered are not purchased under the terms mentioned in "(1) Conditions set forth in each Item of Article 27-13, Paragraph 4 of the Law" or "(2) Conditions of Withdrawal, etc. of Tender Offer, Details thereof and Method of Disclosure of Withdrawal" under "11. Other Conditions and Methods of Purchase, etc", the tendered share certificates will be returned by the Tender Offer Agent or the Sub-Agent to the Tendering Shareholders promptly after the settlement date, (or the date of withdrawal if the Tender Offer is withdrawn) by the method described below.

(1) In cases where share certificates were submitted to the Tender Offer Agent or the Sub-Agent upon application, the share certificates which were not purchased shall be delivered to the Tendering Shareholder or mailed to the Tendering Shareholder's address (in the case of Non-Resident Shareholders, the address of their standing proxy).

(2) In cases where share certificates are kept in custody by the Tender Offer Agent or the Sub-Agent (or by another organization through the Tender Offer Agent or the Sub-Agent) the share certificates which were not purchased will be returned to the same condition of custody as at the time of application.

11. Other Conditions and Methods of Purchase, etc.

(1) Conditions set forth in each Item of Article 27-13, Paragraph 4 of the Law

If the total number of tendered shares is less than the "Minimum number scheduled to be purchased represented by shares" (79,849,000 shares), none of the tendered shares will be purchased by the Tender Offeror.

If the total number of shares tendered in this Tender Offer exceeds the number listed above in "Maximum number scheduled to be purchased represented by shares" (111,578,000 shares), none or some of the excess shares may be purchased, and pursuant to the *pro rata* method as defined in Article 27-13, Item 5 of the Law and Article 32 of the TOB Order, the Tender Offeror will make delivery and other settlements with respect to the purchase of shares. (If a portion of a particular number of shares tendered consists of shares constituting less than a whole unit, the maximum number of shares purchased calculated according to the *pro rata* method shall be set at the number of shares tendered).

If the total number of shares to be purchased from all Tendering Shareholders is calculated pursuant to the *pro rata* method, in which shares constituting less than one unit were rounded off, and as a result is less than the "Maximum number scheduled to be purchased represented by

shares", the Tender Offeror will purchase one unit from each Tendering Shareholder in descending order, beginning with shareholders that own the most rounded-off shares, until the total number of shares to be purchased is equal to the number listed in "Maximum number scheduled to be purchased represented by shares". (If by purchasing units, the Tender Offeror will exceed the number of shares tendered in the Tender Offer, then the Tender Offeror will purchase shares until the number of shares to be purchased is equal to the number of shares tendered.)

However, if the Tender Offeror purchased units from all Tendering Shareholders who hold equal numbers of shares that were rounded-up, and the result exceeds the "Maximum number scheduled to be purchased represented by shares", the Tender Offeror will select by lottery who the Tender Offeror will purchase units from, to the extent that the total number of shares to be purchased is no less than the "Maximum number scheduled to be purchased represented by shares".

If the number of shares to be purchased from all Tendering Shareholders is calculated pursuant to the *pro rata* method, in which shares constituting less than one unit were rounded off, and as a result such total number of shares exceeds the "Maximum number scheduled to be purchased represented by shares", the Tender Offeror will decrease by one unit the number of tendered shares from each Tendering Shareholder in descending order, beginning with shareholders that own the most shares which were rounded-up, until the total number of shares to be purchased is equal to the "Maximum number scheduled to be purchased represented by shares". (If a part of the total number of shares to be purchased calculated by the *pro rata* method consists of shares which constitute less than a whole unit, the relevant number of shares will be decreased).

However, if the Tender Offeror decreased the number of shares purchased from all Tendering Shareholders who hold equal numbers of shares that were rounded-up, and the result is less than the "Maximum number scheduled to be purchased represented by shares", the Tender Offeror will select by lottery whose number of shares to be purchased the Tender Offeror will decrease, to the extent that the total number of shares to be purchased is no less than the "Maximum number scheduled to be purchased represented by shares".

(2) Conditions of Withdrawal of Tender Offer, Details thereof and Method of Disclosure of Withdrawal

Upon the occurrence of any event listed in Article 14, Paragraph 1, Items 1.1 through 1.9 and Items 1.12 through 1.18, Items 3.1 through 3.8, Item 4, Item 5 as well as Article 14, Paragraph 2, Items 3 through 6 of the Enforcement Order, the Tender Offeror may withdraw the Tender Offer. Should the Tender Offeror intend to withdraw the Tender Offer, it will give notice through electronic disclosure as well as in *The Nihon Keizai Shimbun*; provided, however, if it is deemed difficult to give such notice within the Tender Offer Period, the Tender Offeror will make an official announcement pursuant to Article 20 of the TOB Order and forthwith give public notice.

(3) Conditions of Reduction of Purchase Price, etc., Details thereof and Method of Disclosure of Reduction, etc.

Pursuant to Article 27-6, Paragraph 1, Section 1 of the Law, if the Target Company takes any action enumerated in Article 13, Paragraph 1 of the Enforcement Order, the Tender Offeror may reduce the purchase price of the Tender Offer pursuant to standards set forth in Article 19, Paragraph 1, of the TOB Order. Should the Tender Offeror intend to reduce the purchase price of the Tender Offer, it will give notice through electronic disclosure and give notice of such disclosure in *The Nihon Keizai Shimbun*; provided, however, that if it is deemed difficult to give such notice within the Tender Offer Period, the Tender Offeror will make an official announcement pursuant to Article 20 of the TOB Order and forthwith give notice. If the purchase price is reduced, the Tender Offeror will purchase any shares tendered prior to the announcement of such change at the amended purchase price.

(4) Matters Concerning Tendering Shareholders' Right of Cancellation of Application

A Tendering Shareholder may cancel an application for the Tender Offer at any time during the Tender Offer Period. The method of cancellation shall be as described in "(2) Method of Cancellation of Application for Tender Offer" of "7. Method of Application for Tender Offer and Cancellation thereof."

No compensation for damages or penalty payment will be demanded of any Tendering Shareholder by the Tender Offeror in the event that the application by the Tendering Shareholder is canceled. The cost of returning the share certificates held in custody by the Tender Offeror will be borne by the Tender Offeror.

(5) Method of Disclosure if the Conditions or other Terms of Tender Offer are Changed

Except where prohibited by Article 27-6 of the Law and Article 13 of the TOB Order, the Tender Offeror may change the conditions or other terms of the Tender Offer.

Should any terms or conditions of the Tender Offer be changed, the Tender Offeror will give public notice thereof through electronic disclosure and give notice of such disclosure in *The Nihon Keizai Shimbun*; provided, however, that if it is deemed difficult to make such notice within the Tender Offer Period, the Tender Offeror will make an official announcement in accordance with Article 20 of the TOB Order, and forthwith give public notice. The purchase of the shares tendered prior to such public notice will also be made in accordance with the terms and conditions as changed.

(6) Method of Disclosure if Amendment Statement is Submitted

If an amendment statement is submitted to the Director-General of the Kanto Local Finance Bureau, except in circumstances provided for under the proviso in Article 27-8, Paragraph 11 of the Law, the Tender Offeror will promptly make an official announcement of the contents of such amended statement to the extent relevant to the contents of the public notice of the Tender Offer, in accordance with the manner set forth in Article 20 of the TOB Order. The Tender Offeror will also promptly amend this Statement and provide the amended tender offer explanatory statement to the Tendering Shareholders who have received the original explanatory statement. If the amendments are limited in extent, however, the Tender Offeror may, instead of providing an amended tender offer explanatory statement, prepare and deliver a document stating the reason for the amendments, the matters amended and the details thereof to the Tendering Shareholders.

(7) Method of Disclosure of Results of Tender Offer

The Tender Offeror will announce the results of the Tender Offer in accordance with methods stipulated in Article 9-4 of the Enforcement Order and Article 30-2 of the TOB Order on the day following the last day of the Tender Offer Period.

II. Description of Tender Offeror

1. In Case of a Corporation

(1) Summary Description of Tender Offeror

a. History of Tender Offeror

The Tender Offeror was founded on February 23, 1907 and took over all of the businesses of The Japan Brewery Company which was owned and operated by a resident foreigner. This served as the basis for the core business of the Tender Offeror.

The Tender Offeror became a pure holding company as of July 1, 2007.

The table set forth major events and occurrences related to the Tender Offeror (and its consolidated subsidiaries) since its foundation.

Date	Major Descriptions
February 1907	Foundation of Kirin Brewery Company Ltd. Granted exclusive sales rights to Meidi-Ya
May 1923	Acquired and merged with Toyo Brewery Co., Ltd. (which was then converted to Sendai Plant)
September 1923	Destruction of Yokohama Yamate Plant in the Great Kanto Earthquake
September 1926	Completion of the Yokohama Plant (Namamugi)
January 1927	Termination of contract for exclusive beer sales rights to Meidi-Ya. Commencement of independent sale of beer. Opening of seven branches, including the Tokyo Branch and Osaka Branch
January 1943	Opening of the Kirin Science Laboratories (currently the Laboratories for Frontier Technologies, Pharmaceutical Research and Development Laboratories)
May 1949	Listings on both the Tokyo Stock Exchange and Osaka Securities Exchange, concurrent with the resumption of their services
January 1949	Reopening of five branches and three sales offices, including the Yokohama Branch (currently the Yokohama Branch of the Metropolitan Area Sales and Marketing Division), upon the abolishment of the Alcohol Beverage Distribution Corporation
March 1955	Opening of the Sapporo Sales Office
January 1962	Opening of the Shizuoka Sales Office
February 1962	Completion of the Nagoya Plant
April 1963	Foundation of Automated Sales Services Co., Ltd. (currently Kirin Beverage Corporation, a consolidated subsidiary)
January 1964	Opening of the Niigata Sales Office
February 1966	Completion of the Fukuoka Plant
June 1970	Completion of the Toride Plant
April 1972	Completion of the Okayama Plant
February 1974	Opening of the Kanto Branch
May 1974	Completion of the Shiga Plant
May 1975	Completion of the Chitose Plant (soft drinks)
November 1976	Completion of the Head Office Building (currently the Harajuku Head Office)
February 1979	Opening of the Kanazawa Branch
April 1979	Completion of the Tochigi Plant
March 1983	Completion of the Shin-Sendai Plant
September 1983	Opening of the Development and Science Laboratories (currently the Pharmaceutical

	Research and Development Laboratories)
October 1983	Opening of the Raw Materials Laboratories (currently the Green and Flower Laboratories in Kirin Agribio Company, Limited)
September 1985	Opening of the Chiba Branch
February 1986	Opening of the Saitama Branch
May 1986	Completion of the Chitose Plant (beer Plant)
January 1990	Commencement of production of pharmaceuticals at Takasaki Pharmaceuticals Plant
January 1990	Opening of the Safety Laboratories (currently the Pharmaceutical Development Laboratories)
April 1990	Commencement of sales of pharmaceuticals
January 1991	Partial transfer of operations of the soft drink and tomato based beverage businesses to Kirin Beverage
May 1992	Completion of the New Technologies Research and Development Laboratories (currently the Laboratories for Frontier Technologies)
May 1993	Completion of the Hokuriku Plant
January 1995	Listing of Kirin Beverage on the Second Section of the Tokyo Stock Exchange
April 1995	Completion of the new head office building (Shinkawa, Chuo-ku)
January 1996	Reassignment of Kirin Beverage to the First Section of the Tokyo Stock Exchange
May 1997	Completion of the Kobe Plant
February 1998	Commencement of sales of Happo-shu
April 1998	Investment in equity of Lion Nathan Ltd. (currently a consolidated subsidiary)
January 2001	Integration of the sales division of Kirin Seagram (currently Kirin Distillery Co., Ltd.) and commencement of sale of whiskies and other alcohol beverages
July 2001	Commencement of sales of canned Chu-hai
February 2002	Investment in equity of San Miguel Corporation (currently an equity method affiliate)
November 2002	Commencement of sales of shochu (distilled spirit)
April 2005	Commencement of sales of new genre of beverages (other alcohol beverages (sparkling))
October 2006	Kirin Beverage Co., Ltd. becomes a wholly owned subsidiary
December 2006	Mercian Corporation becomes a consolidated subsidiary
July 2007	Kirin Brewery Company Ltd. became a pure holding company and changes its trade name to Kirin Holdings Company, Limited

b. Business Purpose of Tender Offeror and its Businesses

1) Business Purpose of Tender Offeror

(i) Through the ownership of stock or equity of corporations (including foreign corporations), associations (including foreign ventures which equate to associations) and other similar business entities, the Tender Offeror aims to oversee and manage the operations of such entities in the following areas:

1. Production and sale of beer and other alcohol beverages;
2. Production and sale of soft drinks and other beverages;
3. Production and sale of food products;
4. Production and sale of chemical products;
5. Manufacture, sale, import and export of pharmaceuticals and medical equipment;
6. Production and sale of fertilizers and feed;
7. Buying, selling, renting and maintenance of real estate;
8. Warehouse operation;
9. Management of sport facilities;

10. Management of restaurants and accommodation facilities;
11. Design, production, installation, operation, and management of facilities for the production of alcohol beverages and other drinks and related equipment, and technical instructions and sales thereof;
12. Production and sale of agricultural products, including seeds, flowering plants, vegetables and fruits; and
13. Financial services
14. Cargo transport services
15. Businesses ancillary or related to each of the above

(ii) The Tender Offeror may engage in all other businesses ancillary or related to each of the above.

2) Tender Offeror's Businesses

The Kirin Group is a corporate group centered on the Company and consists of 272 consolidated subsidiaries and 19 affiliated companies accounted for by the equity method. The major businesses and the roles and positions of the main companies in such businesses in the industry of The Kirin Group are set out below.

(Alcohol Beverage Business)

Kirin Brewery Co., Ltd. (a consolidated subsidiary) produces beer, happoshu, and other alcoholic beverages (including new genre products), and sells the same and other Western liquors and Chinese alcohol beverages. As for overseas businesses, Kirin (China) Investment Co., Ltd. (a consolidated subsidiary) manages the overall beer business in China; Zhuhai Kirin President Brewery Co., Ltd. (a consolidated subsidiary) and Dalian Daxus Brewery Co., Ltd. (an equity method affiliate) produces and sell beer and wines in China; Lion Nathan Ltd. (a consolidated subsidiary) produces beer and wines in Australia and New Zealand, and San Miguel Corporation (an equity method affiliate) produces and sells beers in the Philippines. Kirin Australia Pty. Ltd., (a consolidated subsidiary) produces and sells malts used for beer brewery in Australia. With respect to Western and Chinese alcohol beverage, Mercian Corporation (a consolidated subsidiary, listed on the first section of both the Tokyo stock Exchange and Osaka Securities Exchange) imports, produces and sells alcohol beverages. Kirin Distillery Co., Ltd. (a consolidated subsidiary) produces Western liquors and chuhai, and Ei-Sho-Gen Co., Ltd. (a consolidated subsidiary) produces and sells Chinese alcohol beverages. Raymond Vineyard & Cellar, Inc. (a consolidated subsidiary) produces and sells wines in the U.S., and Four Roses Distillery LLC (a consolidated subsidiary) produces bourbon whiskies in the U.S. Kirin Merchandising Company, Limited (a consolidated subsidiary) promotes the merchandising of Kirin products to volume retailers and the quality control of Kirin products at restaurants.

(Soft Drinks Business)

Kirin Beverage Corporation (a consolidated subsidiary) produces and sells soft drinks. Hokkaido Kirin Beverage Corporation (a consolidated subsidiary), Tokyo Kirin Beverage Service Corporation (a consolidated subsidiary), and Kansai Kirin Beverage Corporation (a consolidated subsidiary) sell soft drinks in Hokkaido, the Tokyo metropolitan area and the Kinki area, respectively. Bebucks (a consolidated subsidiary) sells soft drinks in the Chugoku and Shikoku area; Kirin MC Danone Waters Co., Ltd. (a consolidated subsidiary) imports, produces and sells mineral water; and Kirin Tropicana Co., Ltd. (an equity method affiliate) produces and sells fruit beverages.

Overseas, the Coca-Cola Bottling Company of Northern New England, Inc. (a consolidated subsidiary) manufactures and sells Coca Cola TM products in the United States; Shanghai Jin Jiang Kirin Beverage & Food Co., Ltd. (a consolidated subsidiary) manufactures and sells soft drinks in China, Kirin Beverage Co., Ltd. (Shanghai) (a consolidated subsidiary) manufactures soft drinks in China and Siam Kirin Beverage Co., Ltd (a consolidated subsidiary) sells soft drinks in Thailand.

(Pharmaceuticals Business)

Kirin Pharma Company, Limited (a consolidated subsidiary) produces and sells pharmaceutical products. Kirin Bio Pharmaceuticals Co., Ltd. (China) (a consolidated subsidiary) manufactures and sells pharmaceuticals in China, and Kirin-Amgen Inc. (an equity method affiliate) conducts research and development of pharmaceutical products.

(Other Businesses)

In the agribio business, Kirin Agribio EC B.V. (a consolidated subsidiary) manages flower/plants-related businesses in Europe. In the nutrient foods division, Kirin Food-Tech Company, Limited (a consolidated subsidiary) produces and sells natural seasonings and Kirin Yakult NextStage Co., Ltd. (a consolidated subsidiary) produces and sells health foods. Overseas, Pt. Kirin-Miwon Foods (an equity method affiliate) manufactures seasonings in Indonesia. In addition, Koiwai Dairy Products Co., Ltd. (a consolidated subsidiary) produces and sells milk and other dairy products. Nagano Tomato Co., Ltd. (a consolidated subsidiary) produces and sells food products and provides outsourcing services to produce Kirin brand beverages. Kirin Logistics Corp. (a consolidated subsidiary) engages in the business of transporting cargos by automobile. Kirin International Trading Inc. (a consolidated subsidiary) exports and imports food products. Yokohama Arena Co., Ltd. (a consolidated subsidiary) manages and operates event facilities, and Yokohama Akarenga Soko manages and operates commercial facilities in the Yokohama Akarenga Soko area. Kirin Engineering Co., Ltd. (a consolidated subsidiary) conducts plant engineering businesses for food-related industries, Kirin Techno-System Corp (a consolidated subsidiary) manufactures and sells various automated inspection equipments, Kirin Business Expert Co., Ltd. (a consolidated subsidiary) provides support and shared group services such as human resources, accounting and purchasing, for the Group companies, Kirin Real Estate Co., Ltd. (a consolidated subsidiary) engages in effective utilization, management and maintenance of the Group's real estate, and Kirin Business System, Co., Ltd. (a consolidated subsidiary) conducts development, maintenance and support for information systems of the Group.

c. Amount of Paid-in Capital and Total Number of Issued Shares of Tender Offeror

As of October 31, 2007

Amount of Paid-in Capital	Total Number of Issued Shares
102,045,793	984,508,387 shares

d. Major Shareholders

As of June 30, 2007

Name or Trade Name	Address	Number of Shares Owned (thousands)	Shareholding Ratio to All Issued Shares (%)
Moxley & Company (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	4 New York Plaza, 13th Floor, New York, NY 10004 U.S.A. (2-7-1 Marunouchi, Chiyoda-ku, Tokyo)	47,892	4.86
Meiji Yasuda Life Insurance Company (Standing proxy: Japan Trustee Service Bank, Ltd.)	2-1-1 Marunouchi, Chiyoda-ku, Tokyo (1-8-12 Harumi, Chuo-ku, Tokyo)	43,697	4.43
The Master Trust Bank of Japan, Ltd. (Trust account):	2-11-3 Hamamatsucho, Minato-ku, Tokyo	35,235	3.57
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2-7-1 Marunouchi, Chiyoda-ku, Tokyo	35,085	3.56

Japan Trustee Service Bank, Ltd. (Trust Account)	1-8-11 Harumi, Chuo-ku Tokyo	31,776	, 3.22
Japan Trustee Service Bank, Ltd. (Trust Account 4)	1-8-11 Harumi, Chuo-ku Tokyo	28,496	2.89
Isono Shokai Ltd.	2-456 Onumacho, Kodaira-shi Tokyo	23,272	2.36
Mellon Bank NA Treaty Clients Omnibus (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	One Mellon Bank Center, Pittsburgh, Pennsylvania, U.S.A. (2-7-1 Marunouchi, Chiyoda-ku, Tokyo)	13,824	1.40
Nomura Securities Co., Ltd.	1-9-1 Nihonbashi, Chuo-ku, Tokyo	11,797	1.19
The Nomura Trust and Banking Co., Ltd. (Retirement Benefit Trust for The Mitsubishi UFJ Trust and Banking Corporation)	2-2-2 Otemachi, Chiyoda-ku Tokyo	11,621	1.18
Total	—	282,699	28.71

(Note 1) The Company owns 29,538,000 treasury shares in addition to the number of shares above. (The ratio to all outstanding shares is 3.00%)

(Note 2) According to the amended large shareholding report filed on April 16, 2007 (the effective date of reporting obligation was February 28, 2007) prepared by Tradewinds Global Investors LLC, the Target Company recognizes that Tradewinds Global Investors LLC holds the number of shares stated below. However, the Target Company cannot verify the actual number of shares held by Tradewinds Global Investors LLC as of June 30, 2007, and so the Target Company did not include such company for the purpose of compiling the above list of "Major Shareholders".

Although Tradewinds Global Investors LLC actually holds 45,042,000 shares (4.57% to all outstanding shares) out of 49,876,000 shares through the American Depository Receipts (the "ADR"), the nominee on the shareholders registry is Moxley & Company, a nominee of JPMorgan Chase Bank, N.A. which is a depository bank for the ADR of the Tender Offeror.

The shareholdings as of February 28, 2007 as described in the amended large shareholding report are as follows:

Name or Trade Name	Address	Number of Shares Owned (thousands)	Shareholding Percentage of the Total Shares Outstanding (%)
Tradewinds Global Investors LLC	2049 Century Park East 20th Floor, Los Angeles, California 90067 U.S.A.	49,876	5.07

(Note 3) According to the amended large shareholding report filed on August 15, 2006 prepared by Mitsubishi UFJ Financial Group, Inc., the Target Company recognizes that Mitsubishi UFJ Financial Group, Inc. and three joint holders hold the number of shares stated below. However, the Target Company cannot verify the actual number of shares held by Mitsubishi UFJ Financial Group, Inc. and the three joint holders as of June 30, 2007, and so the Target Company has not included such companies for the purpose of compiling the above list of "Major Shareholders".

The shareholdings as of July 31, 2007 as described in the amended large shareholding report are as follows:

Name or Trade Name	Address	Number of Shares Owned (thousands)	Shareholding Percentage of the Total Shares Outstanding (%)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2-7-1 Marunouchi, Chiyoda-ku, Tokyo	39,585	4.02
Mitsubishi UFJ Trust and Banking Corporation	1-4-5 Marunouchi, Chiyoda-ku, Tokyo	36,668	3.72
Mitsubishi UFJ Securities Co., Ltd.	2-4-1 Marunouchi, Chiyoda-ku, Tokyo	939	0.10
Mitsubishi UFJ Asset Management Co., Ltd.	1-4-5 Marunouchi, Chiyoda-ku, Tokyo	2,655	0.27
MU Investments Co., Ltd.	3-2-15 Muromachi, Nihonbashi, Chuo-ku, Tokyo	10	0.00
Total	—	79,858	8.11

(Note 4) According to the large shareholding report filed on July 6, 2006 prepared by Barclays Global Investors Trust & Banking Co., Ltd., the Target Company recognizes that Barclays Global Investors Trust & Banking Co., Ltd. and six joint holders held 50,786,000 shares (5.16% of the total issued and outstanding shares) as of June 29, 2007. However, the Target Company cannot verify the actual number of shares held by Barclays Global Investors Trust & Banking Co., Ltd. as of June 30, 2007, and so the Target Company has not included such companies for the purpose of compiling the above list of "Major Shareholders".

In response to the decrease of 1 % or more of the share holding ratio after the filing of the large shareholding report, Barclays Global Investors Trust & Banking Co., Ltd. and five joint holders have filed an amended large shareholding report on September 14, 2007.

The shareholdings as of September 10, 2007 as described in the amended large shareholding report are as follows:

Name or Trade Name	Address	Number of Shares Owned (thousands)	Shareholding Percentage of the Total Shares Outstanding (%)
Barclays Global Investors Trust & Banking Co., Ltd.	1-1-39 Hiroo, Shibuya-ku, Tokyo	2,563	0.26
Barclays Global Investors Co., Ltd.	1-1-39 Hiroo, Shibuya-ku, Tokyo	12,310	1.25
Barclays Global Investors, N.A.	45 Fremont Street, San Francisco, California, U.S.A.	11,278	1.15
Barclays Global Fund Advisors	45 Fremont Street, San Francisco, California, U.S.A.	6,012	0.61
Barclays Global Investors Ltd.	1 Royal Mint Court, London, U.K.	5,502	0.56
Barclays Bank PLC	1 Churchill Place, London, U.K.	1,824	0.19
Total	—	39,490	4.01

e. Personal History and Number of Shares Owned by Directors and Officers

As of October 31, 2007

Title	Job	Name	Date of	Employment History	Number of

	Responsibility		Birth			Shares Owned (thousands)
Chairman of the Board		Koichiro Aramaki	November 15, 1939	Apr. 1964	Joined Kirin Brewery Co., Ltd.	81
				Mar. 1990	Deputy General Manager, Pharmaceuticals Business Division	
				Mar. 1994	Director and Deputy General Manager, Pharmaceuticals Business Division	
				May 1995	Director and General Manager, Pharmaceuticals Business Division	
				Mar. 1997	Managing Director and General Manager, Pharmaceuticals Business Division	
				Mar. 1999	Senior Managing Director and General Manager, Pharmaceuticals Business Division	
				Jan. 2001	Senior Managing Director and President of Pharmaceuticals Division	
				Mar. 2001	President and Chief Executive Officer	
				Mar. 2006	Chairman of the Board	
				Jul. 2007	Chairman of the Board of Kirin Holdings Company, Limited (current)	
President and CEO		Kazuyasu Kato	November 24, 1944	Apr. 1968	Joined Kirin Brewery Co., Ltd.	53
				Mar. 1997	General Manager, Hokkaido Branch	
				Mar. 2000	Director and General Manager, Kyushu Branch	
				Oct. 2001	Director and General Manager of the Alcohol Beverage Sales and Marketing Division	
				Mar. 2002	Director and General Manager of the Alcohol Beverage Sales and Marketing Division; General Manager of the Alcohol Beverage Sales and Marketing Division	
				Mar. 2003	Managing Executive Officer and General Manager of the Beverage Sales and Marketing Division	

				Mar. 2004	Managing Director, Managing Executive Officer, and General Manager of the Beverage Sales and Marketing Division	
				Mar. 2006	President and CEO	
				Jul. 2007	President and CEO of Kirin Holdings Company, Limited (current)	
Executive Vice President		Kazuhiro Sato	February 14, 1948	Apr. 1970	Joined Kirin Brewery Co., Ltd.	22
				Mar. 2000	General Manager of Accounting Department	
				Mar. 2002	Director and General Manager of Accounting Department	
				Mar. 2003	Executive Officer and General Manager of Accounting Department	
				Mar. 2004	Managing Director and Managing Executive Officer	
				Mar. 2006	Managing Director	
				Mar. 2007	Executive Vice President	
				Jul. 2007	Executive Vice President of Kirin Holdings Company, Limited (current)	
Managing Director		Takeshi Shimazu	April 26, 1945	Apr. 1968	Joined Kirin Brewery Co., Ltd.	37
				Mar. 1999	General Manager of Hokuriku Plant	
				Mar. 2002	Director and General Manager of Toride Plant	
				Mar. 2003	Executive Officer and General Manager of Toride Plant	
				Mar. 2004	Managing Director and Managing Executive Officer	
				Mar. 2006	Managing Director	
				Jul. 2007	Managing Director of Kirin Holdings Company, Limited (current)	
Managing Director		Koichi Matsuzawa	December 13, 1948	Apr. 1973	Joined Kirin Brewery Co., Ltd.	13
				Mar. 2002	General Manager of Hokuriku Plant	
				Mar. 2003	General Manager of Production and Quality Control Department	
				Mar. 2004	Executive Officer and General Manager of	

					Production and Quality Control Department	
				Mar. 2005	Managing Executive Officer and General Manager of Production and Quality Control Department	
				Mar. 2006	Managing Director	
				Jul. 2007	Managing Director or Kirin Holdings Company, Limited (current)	
Managing Director		Tomohiro Mune	November 4, 1948	Apr. 1972	Joined Kirin Brewery Co., Ltd.	12
				Mar. 1999	General Manager of Academic Sales Department of Pharmaceutical Division	
				Jan. 2001	General Manager of Academic Sales Department of Pharmaceutical Company	
				Nov. 2001	General Manager of Sales, Pharmaceutical Division	
				Mar. 2002	General Manager of Personnel Department	
				Mar. 2004	Executive Officer and General Manager of Personnel Department	
				Mar. 2006	Managing Director	
				Jul. 2007	Managing Director of Kirin Holdings Company, Limited (current)	
Managing Director		Etsuji Tawada	June 26, 1950	Apr. 1973	Joined Kirin Brewery Co., Ltd.	16
				Mar. 1998	General Manager of Technology Development Department	
				Apr. 1998	Executive Officer, General Manager of Technology Strategy Department, and Head of Central Laboratories for Frontier Technology	
				Mar. 2006	Managing Executive Officer, General Manager of Technology Strategy Department, and Head of Central Laboratories for Frontier Technology	
				Mar. 2007	Managing Director	
				Jul. 2007	Managing Director of Kirin Holdings Company, Limited (current)	
Director		Kenjiro Hata	July 27, 1928	May 1954	Joined Meiji Life Insurance Company	5

				Apr. 1990	President and Representative Director of Meiji Life Insurance Company	
				Apr. 1998	Chairman and Representative Director of Meiji Life Insurance Company	
				Mar. 1999	Director of Kirin Brewery Co., Ltd.	
				Jul. 2003	Advisor of Meiji Life Insurance Company	
				Jan. 2004	Advisor of Meiji Yasuda Insurance Company	
				Dec. 2005	Special Advisor of Meiji Yasuda Insurance Company (current)	
				Jul. 2007	Director of Kirin Holdings Company, Limited (current)	
Director		Satoru Kishi	March 29, 1930	Apr. 1953	Joined Mitsubishi Bank Co., Ltd.	—
				Feb. 1992	Executive Vice President and Representative Director of Mitsubishi Bank Co., Ltd.	
				Apr. 1996	Vice President and Representative Director of The Bank of Tokyo-Mitsubishi Ltd.	
				Jan. 1998	President and Representative Director of The Bank of Tokyo-Mitsubishi Ltd.	
				Mar. 1999	Director of Kirin Brewery Co., Ltd.	
				Jun. 2000	Chairman and Representative Director of The Bank of Tokyo-Mitsubishi Ltd.	
				Jun. 2002	Advisor of The Bank of Tokyo-Mitsubishi Ltd.	
				Jan. 2006	Advisor of The Bank of Tokyo-Mitsubishi UFJ Bank Ltd. (current)	
				Jul. 2007	Director of Kirin Holdings Company, Limited (current)	
Director		Akira Genma	August 1, 1934	Apr. 1959	Joined Shiseido Co., Ltd.	—
				Jun. 1997	President and Representative Director of Shiseido Co., Ltd.	
				Jun. 2001	Chairman and Chief Executive Officer of Shiseido Co., Ltd.	
				Jun. 2003	Advisor of Shiseido Co., Ltd. (current)	
				Mar. 2006	Director of Kirin Brewery	

					Co., Ltd.	
				Jul. 2007	Director of Kirin Holdings Company, Limited (current)	
Standing Corporate Auditor		Hitoshi Oshima	January 21, 1948	Apr. 1972	Joined Kirin Brewery Co., Ltd.	7
				Mar. 1997	General Manager of Corporate Communications Department	
				Mar. 2001	Head of Strategy Planning Office	
				Mar. 2002	General Manager of Alcohol Beverage Sales Planning Division	
				Mar. 2003	Executive Officer and President of International Beer Company	
				Jan. 2004	Executive Officer and President of International Alcohol Beverage Division	
				Mar. 2006	Managing Executive Officer and President of International Alcohol Beverage Division	
				Mar. 2007	Standing Corporate Auditor	
				Jul. 2007	Standing Corporate Auditor of Kirin Holdings Company, Limited (current)	
Standing Corporate Auditor		Tetsuo Iwasa	October 24, 1949	Apr. 1972	Joined Kirin Brewery Co., Ltd.	10
				Mar. 2002	General Manager of General Affairs Department	
				Mar. 2003	Executive Officer and General Manager of General Affairs Department	
				Mar. 2007	Standing Corporate Auditor	
				Jul. 2007	Standing Corporate Auditor of Kirin Holdings Company, Limited (current)	
Corporate Auditor		Toyoshi Nakano	December 16, 1935	Apr. 1959	Joined Mitsubishi Trust and Banking Company Ltd.	—
				Jun. 1993	Executive Vice President of Mitsubishi Trust and Banking Company Ltd.	
				Jun. 1995	President and Representative Director of Mitsubishi Trust and Banking Company Ltd.	
				Jun. 1999	Chairman and Representative Director of Mitsubishi Trust and Banking Company Ltd.	
				Mar. 2000	Corporate Auditor of Kirin Brewery Co., Ltd.	

				Apr. 2004	Chief Advisor of Mitsubishi Trust and Banking Company Ltd.	
				Oct. 2005	Chief Advisor of Mitsubishi UFJ Trust and Banking Company Ltd. (current)	
				Jul. 2007	Corporate Auditor of Kirin Holdings Company, Limited (current)	
Corporate Auditor		Teruo Ozaki	December 29, 1944	Nov. 1974	Registered as a certified public accountant	—
				Jul. 1984	Representative partner of Eiwa Audit Corporation	
				Sep. 1991	Representative partner of Inoue Saito Eiwa Audit Corporation	
				Oct. 1993	Representative partner of Asahi Audit Corporation (currently KPMG AZSA&Co.)	
				Jul. 1999	Senior Managing Director of Asahi Audit Corporation	
				Jan. 2002	Vice President of Asahi Audit Corporation	
				Sep. 2003	Retired from Asahi Audit Corporation	
				Oct. 2003	Representative of Teruo Ozaki & Co. (current)	
				Mar. 2004	Corporate Auditor of Kirin Brewery Co., Ltd.	
				Jul. 2007	Corporate Auditor of Kirin Holdings Company, Limited (current)	
Corporate Auditor		Kazuo Tezuka	April 7, 1941	Apr. 1967	Registered as an attorney at law Joined Kaneko Iwamatsu Law Office (current)	—
				Apr. 1991	Vice President of Daini Tokyo Bar Association (Retired in March 1992)	
				Apr. 1991	Managing Director of Japan Federation of Bar Associations (Retired in March 1992)	
				May 1995	Member of Company Law Committee of Legal Council (Retired in February 2002)	
				Mar. 2006	Corporate Auditor of Kirin Brewery Co., Ltd.	
				Jul. 2007	Corporate Auditor of Kirin	

					Holdings Company, Limited (current)	
Total						258

(Note 1) Toyoshi Nakano, Teruo Ozaki, and Kazuo Tezuka are outside auditors defined in Article 2, Paragraph 16 of the Company Law.

(Note 2) There are three executive officers in addition to the directors and auditors mentioned above.

Managing Executive Officer	Managing Director of Strategic Planning Department	Yoshiharu Furumoto
Executive Officer	General Manger of Legal Department	Tomojiro Sato
Executive Officer	General Manager of CSR Promotion Department	Toshiro Sasaki

(2) Financial Condition

(i) Methods of Preparation of Consolidated Financial Statements

The consolidated financial statements of the Tender Offeror have been prepared in accordance with the Regulations Concerning Terminology, Forms and Methods of Preparation of Consolidated Financial Statements. (Finance Ministerial Ordinance No. 28 of 1976) (the "Financial Statements Regulations").

The consolidated financial statements for the fiscal year ended December 31, 2006 have been prepared in accordance with the Financial Statements Regulations prior to amendment. The consolidated financial statements for the fiscal year ended December 31, 2007 have been prepared in accordance with the Financial Statements Regulations as amended.

(ii) Methods of Preparation of Interim Consolidated Financial Statements

The interim consolidated financial statements of the Tender Offeror have been prepared in accordance with the Regulations Concerning Terminology, Forms and Methods of Preparation of Interim Consolidated Financial Statements. (Finance Ministerial Ordinance No. 24 of 1999) (the "Interim Financial Statements Regulations").

The interim consolidated financial statements for the interim period ended June 30, 2006 have been prepared in accordance with the Interim Financial Statements Regulations prior to amendment. The interim consolidated financial statements for the interim period ended June 30, 2007 have been prepared in accordance with the Interim Financial Statements Regulations as amended.

(iii) Audit Certificate

a. The consolidated financial statements for the fiscal year ended December 31, 2005 and the fiscal year ended December 31, 2006 have been audited by KPMG AZSA & Co. pursuant to Article 193-2 of the Securities and Exchange Law (Law No. 25 of 1948).

b. The interim consolidated financial statements for the interim period ended June 30, 2006 and the interim period year ended June 30, 2007 have been audited by KPMG AZSA & Co. pursuant to Article 193-2 of the Securities and Exchange Law (Law No. 25 of 1948).

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	(Note)	Year ended December 31, 2005		Year ended December 31, 2006	
		Amount	Percentage over total assets	Amount	Percentage over total assets
Current Assets					
Cash	*1	169,334		89,483	
Notes and accounts receivable, trade	*1	290,077		321,694	
Marketable securities		50		675	
Inventories		94,156		119,887	
Deferred tax assets		16,568		17,937	
Other		27,219		28,059	
Allowance for doubtful accounts		(2,551)		(1,950)	
Total Current Assets		594,855	30.7	575,787	29.3
Fixed Assets					
Property, Plant and Equipment					
Buildings and structures	*1, 2	191,182		194,325	
Machinery, equipment and vehicles	*1, 2	172,252		170,095	
Land	*1, 7	156,380		155,866	
Construction in progress		25,990		33,110	
Other	*1, 2	37,081		40,240	
Total		582,887	30.1	593,639	30.2
Intangible Assets					
Goodwill		22,509		96,853	
Consolidation differences		38,412		—	
Other	*1	74,954		72,846	
Total		135,876	7.0	169,699	8.7
Investment and Other Assets					
Investment securities	*3	516,757		524,135	
Long-term loans receivable		6,261		3,891	
Life insurance investments		37,193		37,910	
Deferred tax assets		15,757		15,912	
Other	*3	52,058		46,543	
Allowance for doubtful accounts		(3,781)		(3,933)	
Total		624,247	32.2	624,460	31.8
Total Fixed Assets		1,343,010	69.3	1,387,798	70.7
TOTAL ASSETS		1,937,866	100.0	1,963,586	100.0

(¥ millions)

LIABILITIES	(Note)	Year ended December 31, 2005		Year ended December 31, 2006	
		Amount	Percentage over total assets	Amount	Percentage over total assets
Current Liabilities					
Notes and accounts receivable, trade		107,436		107,610	
Short-term loans payable	* 1	18,269		25,629	
Bonds due within one year		69,900		—	
Liquor tax payable		107,563		106,429	
Income tax payable		20,270		33,641	
Allowance for employees' bonuses		—		2,305	
Allowance for bonus to directors and corporate auditors		—		297	
Accrued expenses		79,479		85,991	
Deposit received		29,318		24,866	
Other		45,154		62,991	
Total Current Liabilities		477,392	24.6	449,763	22.9
Long-term Liabilities					
Bonds		106,241		98,830	
Long-term debt	* 1	54,236		116,586	
Deferred tax liabilities		62,443		71,028	
Deferred tax liability due to land revaluation	* 7	3,197		1,471	
Employees' pension and retirement benefits		71,958		62,153	
Retirement benefits for directors and corporate auditors		1,268		1,739	
Reserve for repair and maintenance of vending machines		7,168		6,863	
Reserve for loss on repurchase of land		3,643		2,987	
Reserve for losses on guarantees		786		548	
Deposits received	*1	72,507		69,795	
Other		25,127		38,092	
Total Long-term Liabilities		408,580	21.1	470,098	23.9
TOTAL LIABILITIES		885,972	45.7	919,862	46.8
MINORITY INTEREST		79,292	4.1	—	—

(¥ millions)

SHAREHOLDERS' EQUITY	(Note)	Year ended December 31, 2005		Year ended December 31, 2006	
		Amount	Percentage over total assets	Amount	Percentage over total assets
Common stock	*5	102,045	5.3	—	—
Capital surplus		70,999	3.7	—	—
Retained earnings		730,226	37.6	—	—
Land revaluation difference	*7	(4,713)	(0.2)	—	—
Net unrealized holding gains on securities		117,207	6.0	—	—
Foreign currency translation adjustments		(18,073)	(0.9)	—	—
Treasury stock, at cost	*6	(25,091)	(1.3)	—	—
TOTAL SHAREHOLDERS' EQUITY		972,601	50.2	—	—
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,937,866	100.0	—	—

(¥ millions)

NET ASSETS	(Note)	Year ended December 31, 2005		Year ended December 31, 2006	
		Amount	Percentage over total assets	Amount	Percentage over total assets
Shareholders' Equity					
Common stock		—	—	102,045	5.2
Capital surplus		—	—	71,114	3.6
Retained earnings		—	—	732,134	37.3
Treasury stock, at cost		—	—	(26,797)	(1.4)
Total shareholders' equity		—	—	878,497	44.7
Valuation and translation adjustments					
Net unrealized holding gains on securities		—	—	122,466	6.2
Deferred gains or losses on hedges		—	—	(352)	(0.0)
Land revaluation difference	*7	—	—	(4,713)	(0.2)
Foreign currency translation adjustments		—	—	(1,907)	(0.1)
Total valuation and translation adjustments		—	—	115,492	5.9
Minority Interest		—	—	49,734	2.6
TOTAL NET ASSETS		—	—	1,043,724	53.2
TOTAL LIABILITIES AND NET ASSETS		—	—	1,963,586	100.0

CONSOLIDATED STATEMENTS OF INCOME (¥ millions)

	(Note)	Year ended December 31, 2005		Year ended December 31, 2006	
		Amount	Percentage over total assets	Amount	Percentage over total assets
Sales		1,632,249	100.0	1,665,946	100.0
Cost of sales	*2	973,920	59.7	987,852	59.3
Gross profit		658,328	40.3	678,093	40.7
Selling, general and administrative expenses	*1, 2	546,619	33.5	561,735	33.7
Operating income		111,708	6.8	116,358	7.0
Non-operating income					
Interest income		1,058		1,484	
Dividend income		3,225		5,124	
Equity in earnings of affiliates		8,495		8,131	
Other		6,038		4,401	
Total		18,817	1.2	19,142	1.2
Non-operating expenses					
Interest expense		9,231		9,736	
Loss on sale and disposal of finished goods		1,963		994	
Other		4,449		3,904	
Total		15,645	1.0	14,635	0.9
Ordinary income		114,881	7.0	120,865	7.3
Special income					
Gain on sale of fixed assets	*3	1,440		2,007	
Reversal of allowance for doubtful accounts		2,182		670	
Gain on sale of investment securities		1,633		7,940	
Gain on release from the substitutional portion of the government's welfare pension insurance scheme	*4	536		—	
Gain on sale of shares of subsidiaries and affiliates		8		—	
Reversal of reserve for loss on repurchase of land		—		270	
Reversal of reserve for losses on guarantees		—		139	
Total		5,802	0.4	11,028	0.7
Special expenses					
Loss on disposal of fixed assets	*5	4,264		6,041	
Loss on sale of fixed assets	*6	605		127	
Loss on impairment	*7	85		5,755	
Loss on devaluation of investment securities		1,466		195	
Loss on sale of investment securities		55		4	
Business restructuring expense	*8	4,259		4,492	
Loss on sale of shares of subsidiaries and affiliates		159		—	
Expense of reserve for losses on guarantees		786		—	
Amortization of goodwill	*9	—		1,588	
Loss due to the change in the pension and retirement benefit plans	*10	—		2,126	
Total		11,682	0.7	20,332	1.2
Income before income taxes and minority interests		109,001	6.7	111,560	6.7
Income taxes - current		40,226		52,485	
Income tax - deferred		8,722		(1,627)	
Total		48,949	3.0	50,858	3.1
Minority interests		8,788	0.5	7,189	0.4
Net Income		51,263	3.1	53,512	3.2

CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS

	(Note)	Year ended December 31, 2005
		Amount (¥ millions)
Capital Surplus		
Balance at beginning of fiscal year		70,984
Increase in capital surplus		
Surplus from sale of treasury stock		14
Balance at end of year		70,999
Retained earnings		
Retained earnings at beginning of year		687,905
Increase in retained earnings		
Net income		51,263
Increase due to assets revaluation of foreign subsidiaries		3,081
Foreign currency translation adjustments of foreign subsidiaries and affiliates		864
Increase due to change in accounting standards of foreign subsidiaries and affiliates		861
Total		56,071
Decrease in retained earnings		
Cash dividends paid		13,458
Bonuses paid to directors and corporate auditors		248
(Corporate auditors' portion included in the above)		(15)
Decrease due to inclusion of subsidiaries in the consolidation scope		42
Total		13,749
Balance at end of year		730,226

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

For the year ended December 31, 2006 (¥ millions)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of December 31, 2005	102,045	70,999	730,226	(25,091)	878,180
Changes of items during the accounting period					
Dividend from surplus			(14,820)		(14,820)
Directors bonuses from appropriation			(270)		(270)
Net income			53,512		53,512
Increase due to new consolidation of subsidiaries			562		562
Decrease due to new consolidation of subsidiaries			(10)		(10)
Decrease due to exclusion of companies in equity method			(24,404)		(24,404)
Acquisition of treasury stock				(1,855)	(1,855)
Disposal of treasury stock		114		150	265
Decrease due to change in accounting standards of foreign subsidiaries and affiliates			(6,602)		(6,602)
Transfer of foreign currency translation adjustments of foreign subsidiaries and affiliates			(6,057)		(6,057)
Net changes of items other than shareholders' equity					
Total changes of items during the accounting period		114	1,907	(1,705)	316
Balance as of December 31, 2006	102,045	71,114	732,134	(26,797)	878,497

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Land revaluation difference	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of December 31, 2005	117,207	—	(4,713)	(18,073)	94,420	79,292	1,051,893
Changes of items during the accounting period							
Dividend from surplus							(14,820)
Directors bonuses from appropriation							(270)
Net income							53,512
Increase due to new consolidation of subsidiaries							562
Decrease due to new consolidation of subsidiaries							(10)
Decrease due to exclusion of subsidiaries accounted for by the equity method							(24,404)
Acquisition of treasury stock							(1,855)
Disposal of treasury stock							265
Decrease due to change in accounting standards of foreign subsidiaries and affiliates							(6,602)
Transfer of foreign currency translation adjustments of foreign subsidiaries and affiliates							(6,057)
Net changes of items other than shareholders' equity	5,258	(352)		16,165	21,071	(29,558)	(8,486)
Total changes of items during the accounting period	5,258	(352)		16,165	21,071	(29,558)	(8,169)
Balance as of December 31, 2006	122,466	(352)	(4,713)	(1,907)	115,492	49,734	1,043,724

CONSOLIDATED STATEMENTS OF CASH FLOWS

(¥ millions)

	(Note)	Year ended December 31, 2005	Year ended December 31, 2006
		Amount	Amount
Cash flows from operating activities			
Income before income taxes and minority interests		109,001	111,560
Depreciation and amortization		71,002	68,432
Loss on impairment		85	5,755
Amortization of consolidation differences		3,507	—
Amortization of goodwill		—	8,040
Increase (decrease) in employees' pension and retirement benefits		(1,258)	(9,976)
Interest and dividend income		(4,283)	(6,609)
Equity in earnings of affiliates		(8,495)	(8,131)
Interest expense		9,231	9,736
Gain on sale of fixed assets		(1,440)	(2,007)
Gain on sale of marketable securities and investment securities		(1,633)	(7,940)
Loss on disposal and sale of fixed assets		4,870	6,169
Loss on devaluation of investment securities		1,466	195
Decrease (increase) in notes and accounts receivable, trade		3,238	3,031
Decrease (increase) in inventories		(8,336)	(5,198)
Increase (decrease) in notes and accounts payable, trade		(4,329)	(8,558)
Increase (decrease) in liquor taxes payable		(9,724)	(1,203)
Increase (decrease) in consumption taxes payable		(4,044)	1,940
Increase (decrease) in deposits received		(21,858)	(7,764)
Other		4,449	10,741
Sub-total		141,447	168,213
Interest and dividend received		7,254	9,094
Interest paid		(9,114)	(10,104)
Income taxes paid		(34,871)	(43,517)
Net cash provided by operating activities		104,716	123,685
Cash flows from investing activities			
Payment for purchases of property, plant and equipment and intangible assets		(62,960)	(59,953)
Proceeds from sale of property, plant and equipment and intangible assets		14,339	4,745
Payment for purchase of marketable securities and investment securities		(35,409)	(6,716)
Proceeds from sale of marketable securities and investment securities		18,447	9,095
Payment for purchases of shares of subsidiaries		(6,755)	(75,585)
Payment for acquisition of shares of newly consolidated subsidiaries	*2	(2,336)	(26,253)
Proceeds from sale of shares of subsidiaries excluded from the consolidation scope	*3	7,718	—
Other		261	1,428
Net cash used in investing activities		(66,693)	(153,239)

(¥ millions)

	(Note)	Year ended December 31, 2005	Year ended December 31, 2006
		Amount	Amount
Cash flows from financing activities			
Increase (decrease) in short-term loans payable		(287)	(980)
Proceeds from long-term debt		6,325	77,684
Repayment of long-term debt		(25,151)	(21,770)
Payment for redemption of bonds		—	(69,900)
Payment for purchase of treasury stock		(10,693)	(1,855)
Proceeds from sale of treasury stock		72	265
Payment for purchase of treasury stock by a consolidated subsidiary		—	(906)
Cash dividends paid		(13,446)	(14,830)
Cash dividends paid to minority shareholders		(8,086)	(17,408)
Other		(774)	(309)
Net cash used in financing activities		(52,041)	(50,012)
Effect of exchange rate fluctuation on cash and cash equivalents		1,563	704
Net increase (decrease) in cash and cash equivalents		(12,456)	(78,862)
Cash and cash equivalents at beginning of year		177,257	164,800
Net increase (decrease) in cash and cash equivalents from new consolidation/de-consolidation of subsidiaries		—	650
Cash and cash equivalents at end of period	*1	164,800	86,588

SIGNIFICANT ACCOUNTING POLICIES

	Year ended December 31, 2005	Year ended December 31, 2006
1. Scope of consolidation	(1) Consolidated subsidiaries: 257 Major consolidated subsidiaries: Kirin Beverage Corporation and Lion Nathan Ltd. The scope of consolidation increased as a result of: a) the new acquisition of 3 subsidiaries of Lion Nathan Ltd; b) the new establishment of 1 subsidiary of Kirin Beverage Corporation; and c) the new establishment and new acquisition of 3 subsidiaries of Kirin Agribio EC B.V. and 6 other companies. The scope of consolidation decreased as a result of: a) the completion of liquidation of 25 subsidiaries of Lion Nathan Ltd. and 2 other companies; b) the sale of shares of Kirin Feed Limited and 2 other companies, and c) the merger of a subsidiary of The Coca-Cola Bottling Company of Northern New England, Inc. to itself, and the merger of 1 other company.	(1) Consolidated subsidiaries: 272 Major consolidated subsidiaries Kirin Beverage Corporation, Mercian Corporation and Lion Nathan Ltd. The scope of consolidation increased as a result of: a) the new acquisition of 15 companies, consisting of Mercian Corporation and its 13 subsidiaries, and 1 subsidiary of The Coca-Cola Bottling Company of Northern New England, Inc; b) the new establishment, among others, of 6 companies, consisting of 4 subsidiaries of Lion Nathan Ltd., 1 subsidiary of Kirin Beverage Corporation and one other company; and c) an increase in the materiality of 2 companies, consisting of Kirin Holdings Netherlands B.V. and 1 other company. The scope of consolidation decreased as a result of: a) the sale of shares of Flowergate Co., Ltd. and 3 other companies; b) the merger of 2 subsidiaries of The Coca-Cola Bottling Company of Northern New England, Inc. to itself; and c) the merger of 2 subsidiaries of Hematech, Inc. to itself.
	(2) Unconsolidated Subsidiaries Major unconsolidated subsidiary: Kirin Agribio USA, Inc. Certain subsidiaries were excluded from the consolidation scope because the effects of their sales, net income or losses, total assets and retained earnings on the accompanying consolidated financial statements are immaterial.	(2) Unconsolidated Subsidiaries Same as the previous fiscal year.

	Year ended December 31, 2005	Year ended December 31, 2006
2. Application of equity method	(1) Unconsolidated subsidiaries accounted for by the equity method: none	(1) Unconsolidated subsidiaries accounted for by the equity method: none
	(2) Affiliated companies accounted for by the equity method: 16 companies Major affiliated companies: Kinki Coca-Cola Bottling Co., Ltd., Yonekyu Corporation, San Miguel Corporation The scope of application of the equity method increased as a result of the new acquisition of Kirin (China) Investment Co., Ltd.	(2) Affiliated companies accounted for by the equity method: 19 companies Major affiliated companies accounted for by the equity method: Yonekyu Corporation, San Miguel Corporation The scope of application of the equity method increased as a result of: a) the new acquisition of 2 affiliates of Mercian Corporation; b) the new establishment of 1 affiliate of Takeda Kirin Foods Ltd, and 2 other affiliates; and c) a decrease in shareholding ratio as a result of a partial sale of shares in a subsidiary of Kirin Agribio EC B.V, which was a consolidated subsidiary until the fiscal year ended December 31, 2005. The scope of application of the equity method decreased as a result of: a) the sale of shares of Flowerseason Ltd. and 1 other company; and b) a decrease in shareholding ratio as a result of a share exchange between Kinki Coca-Cola Bottling Co., Ltd. and the newly establish Coca-Cola West Holdings Co., Ltd.
	(3) Unconsolidated subsidiaries not accounted for by the equity method Certain investments in unconsolidated subsidiaries including Kirin Agribio USA Inc. and affiliates including Diamond Sports club Co., Ltd. were not accounted for by the equity method, because the effect of their net income or losses and retained earnings on the accompanying consolidated financial statements were immaterial.	(3) Unconsolidated companies not accounted for by the equity method Same as the previous fiscal year.
	(4) Although the Company holds between 20% and 50% of the voting rights of Société Immobilière et Financière Pour L'alimentation, since the Company does not have significant influence over this entity, the investment in this entity is not accounted for by the equity method.	————

	(5) Where fiscal year-ends of the affiliated companies accounted for by the equity method are different from that of the Company, the Company mainly used their financial statements as of their fiscal year-ends and for the years then ended for applying the equity method. Where the difference between the Company's and the affiliates' year-end is more than 6 months, the Company used their interim financial statements that were for the most recent accounting periods.	(5) Same as the previous fiscal year

	Year ended December 31, 2005	Year ended December 31, 2006
	————	(6) The earnings of San Miguel Corporation are calculated based on the interim financial statements. However, because the Company is trying to respond to demands for expediting the process of disclosure of business performance, and because of the difficulty of calculating equity in earnings of affiliates using final figures from the fiscal year end, effective the fiscal period ended December 31, 2006, the Company calculates equity in the earnings of San Miguel Corporation based on its third quarter financial statements. Accordingly, the Company calculated their equity based on the financial statements for the most recent 9 months.
3. Fiscal year-ends of the consolidated subsidiaries	Consolidated subsidiaries whose fiscal year-ends are different from that of the Company are as follows: Consolidated Subsidiaries — Fiscal Year-end Lion Nathan Ltd. and its subsidiaries — September 30 *1 Twyford International Inc. — September 30 *1 Japan Potato Corporation — September 30 *1 *1: The Company used the financial statements of the companies as of their fiscal year-ends and for the years then ended for consolidation. *2: Kirin Well-Foods Company, Limited has changed its fiscal year-end from November 30 to December 31. With respect to (*1), the Company made necessary adjustments for major transactions between the fiscal year-ends of the consolidated subsidiaries and fiscal year-end of the Company.	Consolidated subsidiaries whose fiscal year-ends are different from that of the Company are as follows: Consolidated Subsidiaries — Fiscal Year-end Lion Nathan Ltd. and its subsidiaries — September 30 *1 Twyford International Inc. — September 30 *1 Japan Potato Corporation — September 30 *1 Kirin Agribio Co., Ltd. — September 30 *1,3 Kirin Agribio EC B.V. and its subsidiaries — September 30 *1,3 Chateau Reysson — October 31 *1 Nippon Liquor Ltd. — March 31 *2 *1: The Company used the financial statements of the companies as of their fiscal year-ends and for the years then ended for consolidation. *2: The Company used the financial statements based on preliminary statements as of its fiscal year end for the years that ended consolidation. *3: Kirin Agribio Co., Ltd. and Kirin Agribio EC N.V. and its subsidiaries changed their fiscal year-end from December 31 to September 30, respectively. With respect to (*1), the Company made necessary adjustments for major transactions between the fiscal year-ends of the consolidated subsidiaries and fiscal year-end of the Company.

	Year ended December 31, 2005	Year ended December 31, 2006
4. Accounting Policies	(1) Valuation of major assets (a) Valuation of securities 1) Held to maturity debt securities - amortized cost 2) Available-for-sale securities (i) with fair market value : fair market value as of the balance sheet date (unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on the sale of such securities are computed using the moving-average method) (ii) without fair market value: stated at the moving-average cost (b) Derivative financial instruments: stated at fair value (c) Valuation of inventories (i) Merchandise, finished goods and semi-finished goods are mainly stated at cost determined by the periodic average method (ii) Raw materials, contained and supplies are mainly stated at cost determined by the moving-average method (iii) construction in process is stated at cost determined by the specific identification method	(1) Valuation of major assets (a) Valuation of securities 1) Held to maturity debt securities Same as the previous year 2) Available-for-sale securities (i) with fair market value : fair market value as of the balance sheet date (unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of net assets. Realized gains and losses on the sale of such securities are computed using the moving-average method) (ii) without fair market value: Same as the previous fiscal year (b) Derivative financial instruments: Same as the previous fiscal year (c) Valuation of inventories Same as the previous fiscal year
	(2) Depreciation and amortization of fixed assets (a) Depreciation of property, plant and equipment: (i) declining-balance method except for buildings (excluding building fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method. Depreciation is calculated over the estimated useful lives in accordance with the Corporate Income Tax Law of Japan (ii) Depreciation for several consolidated subsidiaries is calculated using the straight-line method (iii) Lease assets are depreciated over each lease term based on the straight-line method with the estimated residual value at the end of the lease term	(2) Depreciation and amortization of fixed assets (a) Depreciation of property, plant and equipment: (i) declining-balance method except for buildings (excluding building fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method. Depreciation is calculated over the estimated useful lives in accordance with the Corporate Income Tax Law of Japan (ii) Depreciation for several consolidated subsidiaries is calculated using the straight-line method

	(b) Amortization of intangible assets: straight-line method. Consolidated overseas subsidiaries mainly adopt the straight-line method over 20 years.	(b) Amortization of intangible assets: Same as the previous fiscal year
	(3) Method of providing major allowances and reserves (a) Allowance for doubtful accounts: The Company and consolidated subsidiaries provide allowance for doubtful accounts in an amount sufficient to cover probable losses on collection. It consists of estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses. ――――― ―――――	(3) Method of providing major allowances and reserves (a) Allowance for doubtful accounts: Same as the previous fiscal year. (b) Allowance for employees' bonuses The Company and consolidated subsidiaries provide allowance for employees' bonuses based on the estimated amounts of payment. <Additional Information> The Company provides allowances for bonuses effective from the year ended December 31, 2006, since the Company revised the rules for payment of employees' bonuses for the second half of the fiscal year, including the partial introduction of performance-linked bonuses, which caused partial difference between the period subject to the payment of bonuses and the timing of such payment. The effect of this change was to decrease operating income, ordinary income and income before income taxes and minority interests by ¥ 1,560 million, respectively. The effect of this change on segment information is explained in Note "Segment Information". As the Company records allowance for employees' bonuses, allowance for employees' bonuses at some subsidiaries, which had previously been included in "Other" of Current Liabilities, which amounted for ¥ 663 million for the year ended December 31, 2005, is presented in "Allowance for employees' bonuses" from the year ended December 31, 2006. (c) Allowance for bonuses for directors and corporate auditors The Company and consolidated subsidiaries provide allowance for bonuses for directors and corporate auditors based on the estimated amounts of payment.

	Year ended December 31, 2005	Year ended December 31, 2006
	(d) Employees' pension and retirement benefits The Company and consolidated subsidiaries provide allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the fiscal year. Prior service cost is amortized on the straight-line method over mainly 15 years. Actuarial differences are amortized by the straight-line method over the average estimated service period, which is mainly 15 years, beginning from the following fiscal year. <Additional information> Kirin Brewery Employees' Pension Fund, established by the Company, received the approval from the Ministry of Health, Labor and Welfare on November 1, 2004, for an exemption from the obligation of paying benefits for employees' prior services relating to the substitutional portion of the Welfare Pension Insurance Scheme, and accordingly transferred the minimum actuarial liability to the Government on September 8, 2005. The effect on the net income of this transfer was not material.	(d) Employees' pension and retirement benefits The Company and consolidated subsidiaries provide allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the fiscal year. Prior service cost is amortized on the straight-line method over mainly 15 years. Actuarial differences are amortized by the straight-line method over the average estimated service period, which is mainly 15 years, beginning from the following fiscal year. ————
	(e) Retirement benefits for directors and corporate auditors Provision for retirement benefits for directors and corporate auditors represents 100% of such retirement benefit obligations as of the balance sheet date calculated in accordance with policies of the Company and consolidated subsidiaries.	(e) Retirement benefits for directors and corporate auditors Same as the previous fiscal year.
	(f) Reserve for repair and maintenance of vending machines Kirin Beverage Corporation and its consolidated subsidiaries provide reserve for repair and maintenance of vending machines by estimating the necessary repair and maintenance cost in the future, allocating the costs over a five-year period. The actual expenditure was deducted from the balance of the reserve on the consolidated balance sheets.	(f) Reserve for repair and maintenance of vending machines Same as the previous fiscal year.

	(g) Reserve for loss on repurchase of land The Company provides the reserve at an amount deemed necessary to cover the possible loss on repurchase of land, which was sold to the Organization for promoting Urban Development in September 1998, leaving the right for the Organization to sell back the land on certain conditions. It is deemed probable for the Organization to exercise the right considering the decline in price of the land. (h) Reserve for losses on guarantees The Company provides the reserve for the probable losses on guarantees of liabilities based on the financial position and other conditions of each company receiving such guarantees. (4) Leases Financial leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases. Consolidated overseas subsidiaries mainly capitalize finance leases.	(g) Reserve for loss on repurchase of land Same as the previous fiscal year. (h) Reserve for losses on guarantees Same as the previous fiscal year. (4) Leases Same as the previous fiscal year.
	(5) Hedge Accounting (a) Method of hedge accounting (i) Recognition of gains and losses resulting from changes in fair value of derivative financial instruments are generally deferred until the related losses and gains on the hedged items are recognized. (ii) For forward foreign exchange contracts and currency swaps that meet certain hedging criteria, an appropriated treatment will be used, and for interest rate swaps that meet certain hedging criteria, a special treatment will be used. With respect to interest rate swaps that are contracted between consolidated subsidiaries, valuation shall be made at fair market value, and valuation discrepancies will be realized in the current consolidated fiscal year.	(5) Hedge Accounting (a) Method of hedge accounting Same as the previous fiscal year.

	(b) Hedge instruments and Hedged items (i) Hedging instruments: Forward foreign exchange contracts, Currency swap contracts etc. Hedged items: Receivables and payables in foreign currency, future transactions in foreign currency (ii) Hedging instruments: Interest rate swap contracts, etc. Hedged items: Interests on loans receivable and loans payable (iii) Hedging instruments: Commodity swap contracts, etc. Hedged items: Commodity price	(b) Hedge instruments and Hedged items Same as the previous fiscal year.
	(c) Hedging Policy The Company and consolidated subsidiaries use derivative financial instruments mainly for the purpose of mitigating (i) fluctuation risk of foreign currency exchange rates with respect to receivables and payables in foreign currency and future transactions in foreign currency, (ii) fluctuation risk of interest rates with respect to loans receivable and loans payable, and (iii) fluctuation risk of commodity prices such as aluminum prices. (d) Assessment of hedging effectiveness The Company and consolidated subsidiaries evaluate the hedging effectiveness semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items with the corresponding changes in the hedging derivative instruments. (6) Other significant matters pertaining to the preparation of the consolidated financial statements Consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes.	(c) Hedging Policy The Company and consolidated subsidiaries use derivative financial instruments mainly for the purpose of mitigating (i) fluctuation risk of foreign currency exchange rates with respect to receivables and payables in foreign currency and future transactions in foreign currency, (ii) fluctuation risk of interest rates with respect to loans receivable and loans payable, and (iii) fluctuation risk of commodity prices. (d) Assessment of hedging effectiveness Same as the previous fiscal year. (6) Other significant matters pertaining to the preparation of the consolidated financial statements Same as the previous fiscal year.
5. Valuation of the assets and liabilities of consolidated subsidiaries	In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair market value method at the time when the Company acquired control of the respective subsidiaries.	Same as the previous fiscal year.
6. Consolidation differences	Differences between the acquisition costs and the underlying net equities of investments in consolidated subsidiaries are recorded as consolidation differences in the consolidated balance sheets and amortized using the straight-line method over periods between 15 and 20 years. If the amount is small, it is fully recognized as expenses as incurred.	————

7.	Goodwill	———	Differences between the acquisition costs and the underlying net equity of investments are recorded as goodwill in the consolidated balance sheets and amortized using the straight-line method over periods between 15-20 years. If the amount is immaterial, it is fully recognized as expenses as incurred.
8.	Appropriation of retained earnings	The appropriation of retained earnings of the Company and the consolidated subsidiaries is based upon the appropriation resolved during the current fiscal year.	———
9.	Cash and cash equivalents	In preparing the consolidated statements of cash flows, cash on hand, readily available deposits and short-term highly liquid investments with negligible risk of changes in value and maturities of not exceeding 3 months at the time of purchase are considered to be cash and cash equivalents.	Same as the previous fiscal year.

CHANGES IN ACCOUNTING POLICIES

Year ended December 31, 2005	Year ended December 31, 2006
————	(Accounting standard for directors' bonus) Effective from the year ended December 31, 2006, the Company adopted Accounting Standards Board Statement No. 4 "Accounting Standard for Directors' Bonus" issued by the Accounting Standards Board of Japan on November 29, 2005. The effect on net income of the adoption on this new accounting standard is not material.
————	(Accounting standards for presentation of net assets in the balance sheet) Effective from the year ended December 31, 2006, the Company adopted Accounting Standards Board Statement No. 5 "Accounting Standard for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005 and Accounting Standards Board Guidance No. 8 "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005. Amount corresponding to conventional "total shareholders' equity" in the balance sheet is ¥994,342 million. "Net assets in the balance sheet" for the year ended December 31, 2006 is presented according to the revision of "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements."
(Accounting method for real estate business) Until the year ended December 31, 2004, the Company recorded the net amount of rental income and expenses from real estate business as "Rental income" in non-operating income. Effective from the current accounting period, the Company changed its accounting method for such rental income and expenses under which rental income and expenses are recorded as sales and cost of sales, respectively except that the income from other than rental property business such as the partial rental of its own premises is recorded as usual. This change was made in order to establish a better presentation of the Company's results of operations by reflecting real estate business more appropriately in its financial statements, considering the increasing importance of this real estate business along with the commencement of business of the commercial facilities developed by old factory site and its business stability expected in the medium and long terms as well. The effect of this change was to increase sales and cost of sales by ¥4,624 million and ¥2,973 million, respectively, and to increase gross profit and operating income by ¥1,650 million, respectively, for the year ended December 31, 2005 compared with what would have been recorded under the previous method. There is no effect on ordinary income and income before income taxes and minority interests for the year ended December 31, 2005. The effect of this change on segment information is explained in Note "SEGMENT INFORMATION".	————

Year ended December 31, 2005	Year ended December 31, 2006
(Accounting standard for employees' pension and retirement benefits) Effective from the current accounting period, the Company adopted a new accounting standard for employees' pension and retirement benefits and related guidance (Accounting Standards Board Statement No. 3, "Partial Revision of Accounting Standard for Retirement Benefits" and Financial Accounting Standard Implementation Guidance No. 7, "Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits", issued by the Accounting Standards Board of Japan on March 16, 2005). The effect on net income of the adoption of this new accounting standard is not material.	————
————	(Accounting standard for business combinations, etc.) Effective from the year ended December 31, 2006, the Company applied "Accounting Standard for Business Combinations" issued by the Business Accounting Council on October 31, 2003, Accounting Standard Board Statement No. 7, "Accounting Standard for Business Divestitures" issued by the Accounting Standard Board of Japan on December 27, 2005 and Accounting Standard Board Guidance No. 10, "Guidance for Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" issued by the Accounting Standards Board of Japan on December 27, 2005 to contracts concluded after the enforcement of the Company Law (Law No. 86 of 2005). Since the applicable transaction occurred in the second half of the year ended December 31, 2006, the previous accounting method was applied for the interim accounting period ended June 30, 2006.
————	(Revision of accounting standard for financial instruments) Effective from the year ended December 31, 2006, the Company adopted Accounting Standard Board Statement No. 10, "Accounting Standards for Financial Instruments" revised on August 11, 2006 and JICPA Accounting Committee report No. 14, "Practical Guidance for Accounting for Financial Instruments" revised on October 20, 2006. As a result, when the amount of income concerning monetary debt differs from the amount of debt, monetary debt is stated at amortized cost. As the difference between the amount calculated based on amortized cost and the amount of debt, which amounted to ¥2,384 million at the end of the fiscal year, was previously included in "Other" of Investment and Other Assets, due to the adoption of the above-mentioned change, the both amounts are offset and ¥9,399 million, which was the construction fund received stated at amortized cost, is included in "Other" of Long-term Liabilities as construction fund received. This revision of accounting standard has no effect on profit and loss. Since the revised accounting standard is to be applied from the fiscal year ending after August 31, 2006, the previous accounting standard was applied for the first half of the year ended December 31, 2006, which has no effect on profit and loss.

CHANGE IN PRESENTATION

Year ended December 31, 2005	Year ended December 31, 2006
(Consolidated Balance Sheets) Deferred tax liabilities, the amount of which was ¥13,638 million and was included in "Other" of "Long-term liabilities" for the year ended December 31, 2004, is separately presented in "Deferred tax liabilities" of "Long-term liabilities" for the year ended December 31, 2005 because it exceeded liabilities, minority interest and total capital by one one-hundredth.	(Consolidated Balance Sheets) Effective from the year ended December 31, 2006, the Company presents consolidation differences and goodwill as "Goodwill".
(Consolidated Statements of Income) Rental income, the amount of which is ¥202 million is included in "Other" of "Non-operating income" for the year ended December 31, 2005 because the amount was below one tenth of the non-operating income. Such amount was separately presented in "Rental income" of "Non-operating income" for the year ended December 31, 2004.	———
(Consolidated Statements of Cash Flows) 1. "Increase (decrease) in prepaid pension cost" and "Gain on sale of shares of subsidiaries and affiliates", the amount of which are (¥1,270) million and (¥8) million, respectively, are included in "Other" of "Cash flows from operating activities" for the year ended December 31, 2005, because it became immaterial. Such amounts were separately presented in "Cash flows from operating activities" for the year ended December 31, 2004.	(Consolidated Statements of Cash Flows) 1. Effective from the year ended December 31, 2006, due to the change in presentation of consolidation differences and goodwill, the Company presents amortization of consolidation differences and goodwill as "Amortization of goodwill" in "Cash flows from operating activities". Amortization of goodwill for the year ended December 31, 2005, amounting to ¥2,240 million, was included in "Depreciation and amortization".
2. "Gain on release from the substitutional portion of the government's welfare pension insurance scheme", the amount of which is (¥536) million, is included in "Increase (decrease) in employees' pension and retirement benefits" of "Cash flows from operating activities" for the year ended December 31, 2005, because it became immaterial. Such amount was separately presented in "Cash flows from operating activities" for the year ended December 31, 2004.	2. "Proceeds from sale of shares of subsidiaries excluded from the consolidation scope", which amounted to ¥432 million for the year ended December 31, 2005 is included in "Other" of "Cash flows from investing activities", because it became immaterial.
3. "Increase (decrease) in consumption tax payable", the amount of which was (¥6,995) million and was included in "Other" of "Cash flows from operating activities" for the year ended December 31, 2004, is separately presented in "Cash flows from operating activities" for the year ended December 31, 2005, because it became material.	———
4. "Payment for purchases of shares of subsidiaries", the amount of which was (¥510) million and was included in "Other" of "Cash flows from investing activities" for the year ended December 31, 2004, is separately presented in "Cash flows from investing activities" for the year ended December 31, 2005, because it became material.	———

NOTES TO:
(CONSOLIDATED BALANCE SHEETS)

Year ended December 31, 2005

*1. Details of collateral

(1) Collateral

	(¥ millions)
Notes and accounts receivable, trade	16,493
Buildings and structures	1,688
Machinery, equipment and vehicles	670
Land	734
Other of Intangible assets	66
Total	19,653

The following assets, which are included in the above, are pledged as factory foundation collateral

	(¥ millions)
Buildings and structures	149
Land	46
Total	196

(2) Secured borrowings

	(¥ millions)
Short-term loans payable	200
Long-term debt (including current maturities of long-term debt)	13,261
Postage charge (facility limit)	0
Deposits received	3,408
Total	16,870

The following borrowings, which are included in the above, are guaranteed by factory foundation collateral:

Short-term loans payable: ¥200 million

Note: Factory foundation collateral consists of the headquarters factory of Nagano Tomato Corporation.

*2. Amount reduced from fixed assets due to government subsidy received

	(¥ millions)
Buildings and structures	129
Machinery, equipment and vehicles	300
Total	429

*3. Investments in unconsolidated subsidiaries and affiliates

	(¥ millions)
Investment securities (Capital stock)	166,108
Investments and Other Assets—other (Other than capital stock)	198

*4. Contingent liabilities

(1) Guarantees for unconsolidated subsidiaries and affiliated companies

	(¥ millions, AUD thousands)
The Bacardi Lion Joint Venture	1,290
(in foreign currency)	(AUD 15,000)
Other (3)	353
(Foreign currencies included in "Other"	4 (AUD 50))

Year ended December 31, 2006

*1. Details of collateral

(1) Collateral

	(¥ millions)
Cash	10
Notes and accounts receivable, trade	20,400
Buildings and structures	1,579
Machinery, equipment and vehicles	729
Land	769
Other of property, plant and equipment	0
Other of Intangible assets	32
Total	23,521

The following assets, which are included in the above, are pledged as factory foundation collateral

	(¥ millions)
Buildings and structures	127
Machinery, equipment and vehicles	76
Land	72
Other of property, plant and equipment	0
Total	276

(2) Secured borrowings

	(¥ millions)
Short-term loans payable	254
Long-term debt (including current maturities of long-term debt)	11,982
Deposits received	3,408
Total	15,645

The following borrowings, which are included in the above, are guaranteed by factory foundation collateral

Short-term loans payable: ¥254 million

Note: Factory foundation collateral consists of Mercian Corporation and the headquarters factory of Nagano Tomato Corporation.

*2. Amount reduced from fixed assets due to government subsidy received

	(¥ millions)
Buildings and structures	132
Machinery, equipment and vehicles	316
Other of property, plant and equipment	60
Total	510

*3. Investments in unconsolidated subsidiaries and affiliates

	(¥ millions)
Investment securities (Capital stock)	142,352
Investments and Other Assets—other (Other than capital stock)	996

*4. Contingent liabilities

(1) Guarantees for unconsolidated subsidiaries and affiliated companies

	(¥ millions, AUD and US$ in thousands)
PT. Kirin-Miwon Foods	2,501
(in foreign currency)	(US$ 21,000)
The Bacardi Lion Joint Venture	1,540
(in foreign currency)	(AUD 17,500)
Other (4)	784
(Foreign currencies included in "Other"	4 (AUD 50))

Year ended December 31, 2005	Year ended December 31, 2006
(2) Guarantees for employees' housing loan from banks (¥ millions) 8,205	(2) Guarantees for employees' loan from banks (¥ millions) Guarantees for employees' housing loan from banks 7,469 Other (1) 60
(3) Guarantees for customers (¥ millions, Foreign currency: thousands) Southeastern Container, Inc. 1,310 (in foreign currency) (USD 11,102) Other (30) 840 (Foreign currencies included in "Other" 716 (AUD 8,326)) Total contingent liabilities 12,000 (Arrangements similar to guarantees included in the above (149))	(3) Guarantees for customers (¥ millions, Foreign currency: thousands) Southeastern Container, Inc. 1,322 (in foreign currency) (USD 11,102) Other (33) 721 (Foreign currencies included in "Other" 693 (AUD 7,877)) Total contingent liabilities 14,399 (Arrangements similar to guarantees included in the above (129))
*5. Number of shares issued Common stock 984,508,387 shares	———
*6. Number of treasury shares held by the Company and affiliates accounted for by the equity method Common stock 28,173,415 shares	———
*7. Revaluation of land Kirin Beverage Corporation, a consolidated subsidiary, revalued land used for business on December 31, 2001 pursuant to the Law Concerning Land Revaluation (Law No. 34, proclaimed on March 31, 1998) (the "Law") and related revision of the Law (effective March 31, 2001). Due to revaluation of land in assets, the revaluation difference of the portion attributable to the interests held by the Company was accounted for as "Land revaluation difference" in shareholders' equity. Revaluation was performed by adjusting the road rating pursuant to Article 2, Item 4 of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land (Ordinance No.119, proclaimed on March 31, 1998). Where the road rating is not provided, adjusted valuation of real estate tax prescribed in Article 2, Item 3 of the Law was used. Date of revaluation December 31, 2001 Difference between the fair value and carrying amount of the revalued land ¥4,711 million	*7. Revaluation of land Kirin Beverage Corporation, a consolidated subsidiary, revalued land used for business on December 31, 2001 pursuant to the Law Concerning Land Revaluation (Law No. 34, proclaimed on March 31, 1998) (the "Law") and related revision of the Law (effective March 31, 2001). Due to revaluation of land in assets, the revaluation difference of the portion attributable to the interests held by the Company was accounted for as "Land revaluation difference" in shareholders' equity. Revaluation was performed by adjusting the road rating pursuant to Article 2, Item 4 of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land (Ordinance No.119, proclaimed on March 31, 1998). Where the road rating is not provided, adjusted valuation of real estate tax prescribed in Article 2, Item 3 of the Law was used. Date of revaluation December 31, 2001 Difference between the fair value and carrying amount of the revalued land ¥5,307 million

(CONSOLIDATED STATEMENTS OF INCOME)

Year ended December 31, 2005	Year ended December 31, 2006
*1. Major elements of selling, general and administrative expenses	*1. Major elements of selling, general and administrative expenses

Year ended December 31, 2005

*1. Major elements of selling, general and administrative expenses

	(¥ millions)
Sales promotion	(*1) 68,918
Freight	50,517
Advertising	64,104
Employees' pension and retirement benefit expenses	8,638
Salaries and wages of employees	92,317
Research and development expenses	28,726
Depreciation	24,033

*2. Research and development expenses included in selling, general and administrative expenses and cost of sales

	(¥ millions)
Total Research and development expenses	28,745

*3. Gain on sale of fixed assets

	(¥ millions)
Land	1,337
Other	103
Total	1,440

*4. Gain on release from the substitutional portion of the government's welfare pension insurance scheme

Gain on release from the substitutional portion of the government's welfare pension insurance scheme was recognized at 1 consolidated subsidiary in accordance with the receipt of the approval from the Minister of Health, Labor and Welfare for an exemption from the obligation of paying benefits for employees' prior services relating to the substitutional portion of the Welfare Pension Insurance Scheme.

*5. Loss on disposal of fixed assets

	(¥ millions)
Buildings and Structures	2,341
Machinery, equipment and vehicles	1,423
Other	499
Total	4,264

*6. Loss on sale of fixed assets

	(¥ millions)
Buildings and Structures	149
Machinery, equipment and vehicles	387
Land	36
Other	32
Total	605

Year ended December 31, 2006

*1. Major elements of selling, general and administrative expenses

	(¥ millions)
Sales promotion	176,389
Freight	53,010
Advertising	66,684
Employees' pension and retirement benefit expenses	8,573
Salaries and wages of employees	94,588
Research and development expenses	28,292
Depreciation	24,856

*2. Research and development expenses included in selling, general and administrative expenses

	(¥ millions)
Total Research and development expenses	28,292

*3. Gain on sale of fixed assets

	(¥ millions)
Land	1,706
Other	301
Total	2,007

———

*5. Loss on disposal of fixed assets

	(¥ millions)
Buildings and Structures	1,517
Machinery, equipment and vehicles	3,953
Other	570
Total	6,041

*6. Loss on sale of fixed assets

	(¥ millions)
Buildings and Structures	70
Machinery, equipment and vehicles	25
Other	31
Total	127

<table>
<tr><th>Year ended
December 31, 2005</th><th>Year ended
December 31, 2006</th></tr>
<tr><td>———</td><td>*7. Loss on impairment

During the fiscal year ended December 31, 2006, the Company and consolidated subsidiaries recognized loss on impairment on following groups of assets.

<table><tr><th>Use</th><th>Location</th><th>Type of assets</th></tr><tr><td>Asset used for business (Foods business)</td><td>Sayama, Saitama and 1 other</td><td>Machinery, equipment and vehicles</td></tr><tr><td>Idle properties</td><td>Kobe, Hyogo and 3 others</td><td>Buildings and structures, machinery, equipment and vehicles, and others</td></tr><tr><td>Assets used for business (Restaurant business)</td><td>Meguro-ku, Tokyo</td><td>Buildings and structures, and other</td></tr></table>
The Company and consolidated subsidiaries classified fixed assets into groups by the type of respective business (alcohol beverages, soft drinks, pharmaceuticals, and others), which are the units making investment decisions.

For fixed assets in the real estate business included in others, the restaurant business and idle properties, each property or each store is considered to constitute a group. Headquarters and welfare facilities as classified as corporate assets because they do not generate cash flows independent of other assets or group of assets.

Carrying amounts of certain assets used for business were not recovered by estimated future cash flows, and their carrying amounts were devalued to their recoverable amounts. Carrying amounts of idle properties were devalued to their recoverable amounts, owing to substantial decline in the fair market value.

As a result, the Company recognized loss on impairment, which consisted of machinery, equipment and vehicles ¥1,785 million, buildings and structures ¥1,002 million and other ¥54 million, as special expenses.

Recoverable amount of each group of assets is the higher amount of net selling price (fair value less costs to sell) or value in use calculated by discounting future cash flows at interest rate of 5.0 %.

For the U.S. subsidiary, as its recent operating results are below the business plan, impairment loss of ¥2,912 million was recognized on intangible assets and other (Trade Mark in accordance with US GAAP).</td></tr>
</table>

Year ended December 31, 2005	Year ended December 31, 2006
*8. Business restructuring expense Business restructuring expense represents premium on retirement benefits resulting from early retirement at 2 companies of consolidated subsidiaries. Business restructuring expense represents premium on retirement benefits amounted to ¥2,380 million resulting from employment transfer at 2 companies of consolidated subsidiaries and the expected loss amounted to ¥1,879 million on a basic sales agreement of the land and plant facilities that 1 consolidated subsidiary of Nutrient Food Business Company concluded along with its decision to shift main production functions of its flavoring business overseas as a part of strengthening its profitability.	*8. Business restructuring expense Business restructuring expense representing premium on retirement benefits resulting from early retirement at one consolidated subsidiary amounted to ¥584 million and fixed assets revaluation loss amounted to ¥1,858 million due to improvement of factory production efficiency. Logistics structure renovation cost amounted to ¥2,049 million at one foreign subsidiary.
―――― ――――	*9. Amortization of goodwill The Company fully amortized goodwill as expenses as incurred in accordance with paragraph 32(1) of JICPA Accounting Committee report No. 7 "Practical Guidance for Consolidation Procedures Related to Equity Accounts in Consolidated Financial Statements". *10. Loss due to changes in pension and retirement benefit plans Loss incurred due to the Company's partial transition of the pension plan from the lump-sum severance payment plan to the defined contribution pension plan.

(CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS)

<table>
<tr><th>Year ended
December 31, 2005</th><th>Year ended
December 31, 2006</th></tr>
<tr><td>—</td><td>
1. Type and number of shares outstanding and treasury stock

<table>
<tr><th></th><th>Type of shares outstanding</th><th>Type of treasury stock</th></tr>
<tr><td></td><td>Common stock (shares)</td><td>Common stock (shares)</td></tr>
<tr><td>Number of shares as of December 31, 2005</td><td>984,508,387</td><td>28,173,415</td></tr>
<tr><td>Increase in number of shares during the accounting period ended December 31, 2006</td><td>—</td><td>1,147,899</td></tr>
<tr><td>Decrease in number of shares during the accounting period ended December 31, 2006</td><td>—</td><td>165,600</td></tr>
<tr><td>Number of shares as of December 31, 2006</td><td>984,508,387</td><td>29,155,714</td></tr>
</table>

(* 1) Increase in the number of shares was due to purchases of 811,899 shares which constitute less than one unit, and purchases of 336,000 shares from opposing shareholders concerning the share exchange with Kirin Beverage Corporation based on Article 797, Paragraph 1 of the Company Law.

(* 2) Decrease in the number of shares was due to sales of shares which constitute less than one unit.
</td></tr>
<tr><td>—</td><td>
2. Matters related to dividends
(1) Dividend payment

Approvals by ordinary general meeting of shareholders held on March 30, 2006 are as follows:

• Dividends on Common stock
a. Total amount of dividends yen: ¥7,172 million
b. Dividends per share: 7.50 yen
c. Record date: December 31, 2005
d. Effective date: March 31, 2006

Approvals by the Board of Directors meeting on August 10, 2006 are as follows:
• Dividends on Common stock
a. Total amount of dividends yen: ¥7,648 million
b. Dividends per share: 8.00 yen
c. Record date: June 30, 2006
d. Effective date: September 11, 2006
</td></tr>
</table>

Year ended December 31, 2005	Year ended December 31, 2006
	(2) Dividends whose record date is attributable to the accounting period ended December 31, 2006 but to be effective after the said accounting period Approvals by ordinary general meeting of shareholders held on March 28, 2007 are as follows: • Dividends on Common stock a. Total amount of dividends yen: ¥8,598 million b. Funds for dividends: Retained earnings c. Dividends per share: 9.00 yen d. Record date: December 31, 2006 e. Effective date: March 29, 2007
————	3. Decrease due to change in accounting standards of foreign subsidiaries Effective from the year ended December 31, 2006, the Company's subsidiary in Australia, Lion Nathan Ltd. (including its consolidated subsidiaries) adopted the "Australian equivalents to International Financial Reporting Standards (AIFRS)" instead of Australian accounting standards the Company previously adopted, as the Company was obliged to prepare its consolidated financial statements in accordance with AIFRS from the fiscal year starting after January 1, 2005. As a result of changes in accounting standards concerning tax effect accounting, assets revaluation accounting and others due to the adoption of AIFRS, such changes were retroactively applied, retained earnings at beginning of the current accounting period decreased by ¥6,602 million for the year ended December 31, 2006.
————	4. Transfer of foreign currency transaction adjustments of foreign subsidiaries and affiliates Effective from the year ended December 31, 2006, with the application of the Accounting Standard for Presentation of Net Assets in the Balance Sheet and the Accounting Standard for Changes in Net Assets, foreign currency translation adjustments of foreign consolidated subsidiaries and affiliates, previously included in retained earnings, are transferred to the "Foreign currency translation adjustments" of Valuation and translation adjustments.

(CONSOLIDATED STATEMENTS OF CASH FLOWS)

Year ended December 31, 2005

*1. Reconciliation of cash (As of December 31, 2005)

Reconciliation of cash in the consolidated balance sheets and cash and cash equivalents in the consolidated statements of cash flows is as follows:

	(¥ millions)
Cash	169,334
Marketable securities	50
Fixed term deposits exceeding 3 months	(4,422)
Equity securities and bonds, etc. with maturities exceeding 3 months	(50)
Short-term loans payable (bank overdraft)	(111)
Cash and cash equivalents	164,800

*2. Assets and liabilities of the newly consolidated subsidiaries by acquisition of shares

Assets and liabilities of the newly consolidated subsidiaries by acquisition of shares at the inception of their consolidation, related acquisition cost and net expenditure for acquisition of shares are as follows:

	(¥ millions)
Current assets	425
Fixed assets	4,969
Consolidation differences	4
Current liabilities	(344)
Long-term liabilities	(39)
Minority interests	(52)
Acquisition cost of shares	4,963
Accounts payable	(2,274)
Cash and cash equivalents of the acquired companies	(352)
Payment for acquisition of shares of newly consolidated subsidiaries	2,336

*3. Assets and liabilities of the subsidiaries excluded from the consolidation scope

Assets and liabilities of the subsidiaries at the time they were excluded from the consolidation scope, related sale price of shares and proceeds (net) from sale of shares are as follows:

	(¥ millions)
Current assets	1,808
Fixed assets	54
Current liabilities	(1,448)
Long-term liabilities	(45)
Carrying amount of shares sold	368
Gain (Loss) on sale of shares and others	(150)
Sale price of shares for the year	218
Accounts receivable	–
Accounts payable	–
Collections of accounts receivable for the previous year	8,508
Payment of accounts payable for the previous year	(956)
Cash and cash equivalents of the company excluded from the consolidation scope	(52)
Proceeds from sale of shares of subsidiaries excluded from the consolidation scope	7,718

Year ended December 31, 2006

*1. Reconciliation of cash (As of December 31, 2006)

Reconciliation of cash in the consolidated balance sheets and cash and cash equivalents in the consolidated statements of cash flows is as follows:

	(¥ millions)
Cash	89,483
Marketable securities	675
Fixed term deposits exceeding 3 months	(2,778)
Equity securities and bonds, etc. with maturities exceeding 3 months	(675)
Short-term loans payable (bank overdraft)	(115)
Cash and cash equivalents	86,588

*2. Assets and liabilities of the newly consolidated subsidiaries by acquisition of shares

Assets and liabilities of the newly consolidated subsidiaries by acquisition of shares at the inception of their consolidation, related acquisition cost and net expenditure for acquisition of shares are as follows:

	(¥ millions)
Current assets	64,285
Fixed assets	37,480
Goodwill	2,974
Current liabilities	(34,429)
Long-term liabilities	(16,094)
Minority interests	(25,135)
Acquisition cost of shares	29,082
Payment of the previous year's accounts payable	(2,386)
Cash and cash equivalents of the acquired companies	(5,215)
Payment for acquisition of shares of newly consolidated subsidiaries	26,253

(LEASE TRANSACTIONS)

Year ended December 31, 2005	Year ended December 31, 2006

Year ended December 31, 2005

1. Lessee lease – Finance lease
Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows;

(a) Purchase price equivalents, accumulated depreciation equivalents and book value equivalents of leased properties

(¥ millions)

	Purchase price equivalents	Accumulated depreciation equivalents	Book value equivalents
Machinery, equipment and vehicles	3,199	1,686	1,512
Other property, plant and equipment (tools and equipment)	7,614	5,026	2,588
Total	10,814	6,713	4,100

(b) Lease commitments

	(¥ millions)
Due within one year	1,780
Due over one year	2,455
Total	4,235

(3) Lease expenses, depreciation equivalents and interest expense equivalents

	(¥ millions)
Lease expenses	1,995
Depreciation equivalents	1,751
Interest expenses equivalents	99

(4) Calculation method of depreciation equivalents
Depreciation equivalents are calculated on the straight-line method over the lease terms without residual value.

(5) Allocation of interest expense equivalents

Differences between total lease expenses and purchase price equivalents of the leased properties comprise interest expense equivalents and insurance, maintenance and certain other operating costs. Interest expense equivalents are allocated using the interest method over the lease terms.

2. Lessee lease - Operating lease

The Company and consolidated subsidiaries have lease commitments under non-cancelable operating leases as follows:

	(¥ millions)
Due within one year	1,882
Due over one year	5,215
Total	7,097

Year ended December 31, 2006

1. Lessee lease – Finance lease
Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows;

(a) Purchase price equivalents, accumulated depreciation equivalents and book value equivalents of leased properties

(¥ millions)

	Purchase price equivalents	Accumulated depreciation equivalents	Book value equivalents
Machinery, equipment and vehicles	2,658	1,454	1,204
Other property, plant and equipment (tools and equipment)	5,823	3,828	1,995
Total	8,482	5,282	3,199

(b) Lease commitments

	(¥ millions)
Due within one year	1,306
Due over one year	1,624
Total	2,930

(3) Lease expenses, depreciation equivalents and interest expense equivalents

	(¥ millions)
Lease expenses	2,167
Depreciation equivalents	1,935
Interest expenses equivalents	101

(4) Calculation method of depreciation equivalents
Same as the previous fiscal year

(5) Allocation of interest expense equivalents

Same as the previous fiscal year

2. Lessee lease - Operating lease

The Company and consolidated subsidiaries have lease commitments under non-cancelable operating leases as follows:

	(¥ millions)
Due within one year	2,199
Due over one year	5,418
Total	7,617

Year ended December 31, 2005	Year ended December 31, 2006
3. Lessor lease – Finance lease	———

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows;

(a) Purchase price, accumulated depreciation and book value of leased properties

(¥ millions)

	Purchase price	Accumulated depreciation	Book value
Other property, plant and equipment (leased assets)	—	—	—
Other intangible assets (leased assets)	—	—	—
Total	—	—	—

(2) Lease commitments

	(¥ millions)
Due within one year	—
Due over one year	—
Total	—

(3) Lease revenue, depreciation and interest income equivalents

	(¥ millions)
Lease revenue	1,147
Depreciation	984
Interest income equivalents	129

(4) Allocation of interest income equivalents

Interest income equivalents are allocated using the interest method over the lease terms.

(SECURITIES)

1. Held-to-maturity debt securities with fair market value (¥ millions)

Classification	Year ended December 31, 2005			Year ended December 31, 2006		
Securities with fair market value exceeding book value	Book value	Fair market value	Difference	Book value	Fair market value	Difference
Governmental/municipal bonds	409	411	1	279	280	0
Corporate bonds	200	201	1	200	200	0
Other	—	—	—	—	—	—
Sub-total	609	612	2	479	480	0
Classification Securities with fair market value not exceeding book value	Book value	Fair market value	Difference	Book value	Fair market value	Difference
Governmental/municipal bonds	329	327	(2)	609	604	(5)
Corporate bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Sub-total	329	327	(2)	609	604	(5)
Total	939	940	0	1,089	1,085	(4)

2. Available-for-sale securities with fair market value (¥ millions)

Classification	Year ended December 31, 2005			Year ended December 31, 2006		
Securities with book value exceeding acquisition cost	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Equity securities	142,880	340,283	197,403	137,327	353,068	215,740
Bonds						
Governmental/municipal bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Other	—	—	—	15	33	17
Sub-total	142,880	340,283	197,403	137,343	353,101	215,758
Securities with book value not exceeding acquisition cost	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Equity securities	294	285	(9)	12,166	10,480	(1,686)
Bonds						
Governmental/municipal bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Other	—	—	—	175	175	—
Sub-total	294	285	(9)	12,342	10,656	(1,686)
Total	143,174	340,568	197,394	149,685	363,757	214,071

3. Total sale of available-for-sale securities (¥ millions)

	Year ended December 31, 2005	Year ended December 31, 2006
Amount sold	2,592	9,158
Total gain on sale	1,633	7,940
Total loss on sale	55	4

4. Book value of major securities not measured at fair market value (¥ millions)

	Year ended December 31, 2005	Year ended December 31, 2006
Available-for-sale securities		
Unlisted equity securities	9,239	17,350
Other	51	261
Total	9,290	17,611

5. The redemption schedule of available-for-sale securities with maturities and held-to-maturity debt securities

(as of December 31, 2005) (¥ millions)

	Due within 1 year	1 to 5 years	5 to 10 years	Over 10 years
Bonds				
Governmental/municipal bonds	49	689	—	—
Corporate bonds	—	200	—	—
Other	—	—	—	—
Other	—	—	—	—
Total	49	889	—	—

(as of December 31, 2005) (¥ millions)

	Due within 1 year	1 to 5 years	5 to 10 years	Over 10 years
Bonds				
Governmental/municipal bonds	299	589	—	—
Corporate bonds	200	—	—	—
Other	—	—	—	—
Other	—	—	—	—
Total	499	589	—	—

6. Impairment loss on investment securities

(Fiscal year ended December 31, 2005)

Impairment losses of ¥1,466 million were recognized in the consolidated statements of income as "Loss on devaluation of investment securities", for available-for-sale securities for the year ended December 31, 2005. Where the fair market value of available-for-sale securities has declined by more than 30% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, unless the value is considered recoverable. For available-for-sale securities without fair market value, when the substantive value of those securities has declined by more than 50% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, except for the cases where the recoverability of the value of those securities in the future is supported by reasonable grounds.

(Fiscal year ended December 31, 2006)

Impairment losses of ¥195 million were recognized in the consolidated statements of income as "Loss on devaluation of investment securities", for available-for-sale securities for the year ended December 31, 2006. Where the fair market value of available-for-sale securities has declined by more than 30% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, unless the value is considered recoverable. For available-for-sale securities without fair market value, when the substantive value of those securities has declined by more than 50% from their acquisition costs, the value of those securities is considered

to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, except for the cases where the recoverability of the value of those securities in the future is supported by reasonable grounds.

(DERIVATIVE TRANSACTIONS)

1. Derivative transactions

Fiscal Year ended December 31, 2005	Fiscal Year ended December 31, 2006
(1) Contents Derivative financial instruments currently utilized by the Company and consolidated subsidiaries include currency forward contracts, currency option contracts, currency swap contracts, interest rate future contracts, interest rate option contracts, interest rate swap contracts, commodity swap contracts, commodity option contracts and commodity forward contracts.	(1) Contents Same as the previous fiscal year
(2) Policies and purpose of transactions Interest rate derivatives such as interest rate future, interest rate option and interest rate swap are utilized to hedge fluctuation risk of interest rates with respect to loans receivable and loans payable. Currency derivatives such as currency forward, currency option and currency swap are utilized to hedge fluctuation risk of foreign currency exchange rates with respect to receivables and payables from import transactions of raw materials and issue of bonds and others in foreign currencies. Commodity derivatives such as commodity swap, commodity option and commodity forward are utilized to hedge fluctuation risk of price of raw materials on purchase transactions. The Company and consolidated subsidiaries do not enter into derivative contracts for speculative purposes. The Company and consolidated subsidiaries evaluate the hedging effectiveness semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items with corresponding changes in the hedging instruments. Interest rate swap transactions hedge transactions between consolidated companies, and hedge accounting is not applied.	(2) Policies and purpose of transactions Interest rate derivatives such as interest rate future, interest rate option and interest rate swap are utilized to hedge fluctuation risk of interest rates with respect to loans receivable and loans payable. Currency derivatives such as currency forward, currency option and currency swap are utilized to hedge fluctuation risk of foreign currency exchange rates with respect to receivables and payables from import transactions of raw materials and others and issue of bonds and others in foreign currencies. Commodity derivatives such as commodity swap, commodity option and commodity forward are utilized to hedge fluctuation risk of price of raw materials and others on purchase transactions. The Company and consolidated subsidiaries do not enter into derivative contracts for speculative purposes. The Company and consolidated subsidiaries evaluate the hedging effectiveness semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items with corresponding changes in the hedging instruments. Interest rate swap transactions hedge transactions between consolidated companies, and hedge accounting is not applied.
(3) Detail of risk involved in derivative transactions The derivatives contracts utilized by the Company and consolidated subsidiaries are exposed to the fluctuation risks of market interest rates, foreign currency exchange rates and price of raw materials. However, the credit risks associated with these derivatives are considered low because the counter parties of these derivative contracts are prime financial institutions with high credit standing and therefore it is anticipated that those counter parties are able to fully satisfy their obligations under the contracts.	(3) Detail of risk involved in derivative transactions The derivatives contracts utilized by the Company and consolidated subsidiaries are exposed to the fluctuation risks of market interest rates, foreign currency exchange rates and price of raw materials and others. However, the credit risks associated with these derivatives are considered low because the counter parties of these derivative contracts are prime financial institutions with high credit standing and therefore it is anticipated that those counter parties are able to fully satisfy their obligations under the contracts.
(4) Management structure with respect to risk The administration and control of these derivative transactions are in accordance with the "Accounting Policies" authorized at the management meeting of the Company or by the board of directors of consolidated subsidiaries.	(4) Management structure with respect to risk Same as the previous fiscal year
(5) Additional explanation on "The fair value of the derivative contracts utilized by the Company and consolidated subsidiaries" The notional amount of derivatives shown do not measure market risk exposure.	(5) Additional explanation on "The fair value of the derivative contracts utilized by the Company and consolidated subsidiaries" Same as the previous fiscal year

2. The fair value of the derivative contracts utilized by the Company and consolidated subsidiaries was as follows:

(For the year ended December 31, 2005)

Interest-related transactions (¥ millions)

	Type of transaction	Notional amount	Portion due after one year included herein	Fair value	Unrealized gain (loss)
Non-market transactions	Interest rate swap Receive fixed, pay floating	3,542	3,542	(84)	(84)
Total		3,542	3,542	(84)	(84)

(* 1) Fair value is based on, among others, the prices obtained from the financial institutions.

(* 2) Because derivative transactions utilized by the Kirin Group (the Company and consolidated subsidiaries) other than the above are applied by hedge accounting, they are not included in the above.

(For the year ended December 31, 2006)

Interest-related transactions (¥ millions)

	Type of transaction	Notional amount	Portion due after one year included herein	Fair value	Unrealized gain (loss)
Non-market transactions	Interest rate swap				
	Receive fixed, pay floating	4,726	1,153	(70)	(70)
	Receive floating, pay fixed	1,153	1,153	(6)	(6)
	Receive floating, pay floating	2,000	2,000	6	6
	Interest rate cap trading				
	Buy	2,641	—	5	5
	Interest rate floor trading				
	Sell	2,641	—	—	—
Total		13,163	4,306	(66)	(66)

(* 1) Fair value is based on, among others, the prices obtained from the financial institutions.

(* 2) Because derivative transactions utilized by the Kirin Group (the Company and consolidated subsidiaries) other than the above are applied by hedge accounting, they are not included in the above.

(EMPLOYEES' PENSION AND RETIREMENT BENEFITS)

1. Summary of the employees' pension and retirement benefit

(a) The Company and consolidated domestic subsidiaries provide four types of contributory defined benefit plans, which are the lump-sum severance payment plan, the defined benefit corporate pension plan, the employees' pension fund plan and the tax-qualified pension plan. The Company redesigned its pension and retirement benefit plans in the second half of the fiscal year ended December 31, 2006 and made a partial change from the lump-sum severance payment plan to the defined contribution pension plan. The Company also integrated part of the lump-sum severance payment plan and the tax-qualified pension plan into the defined benefit corporate pension plan.
(b) Extra payments may be added upon retirement of employees.
(c) Several consolidated subsidiaries provide defined contribution plans and/or defined benefits plans.
(d) The Company has established a pension and retirement benefits trust.

2. Liabilities for employees' pension and retirement benefits

The liabilities for employees' pension and retirement benefits included in the liability section of the consolidated balance sheets as of December 31, 2006 and 2005 consisted of the following:

(¥ millions)

	Year ended December 31, 2005	Year ended December 31, 2006
Projected benefit obligation	(238,757)	(243,463)
Fair value of plan assets	159,886	175,082
Unfunded pension obligation	(78,870)	(68,380)
Unrecognized actuarial differences	30,283	28,968
Unrecognized prior service cost (deduction from obligation)	(1,941)	(4,550)
Net of employees' pension and retirement benefit obligation	(50,528)	(43,962)
Prepaid pension cost	21,429	18,191
Employees' pension and retirement benefits	(71,958)	(62,153)

Note	Fiscal Year ended December 31, 2005	Note	Fiscal Year ended December 31, 2006
1.	Substitutional portion of the Welfare Pension Insurance Scheme is included in the above.	1	―――
2.	Several consolidated subsidiaries calculated the projected benefit obligations using the simplified method.	2.	Same as the previous fiscal year.
	―――	3.	The effect of the Company's partial change of the pension plan from the lump-sum severance payment plan to the defined contribution pension plan is as follows:
			(¥ millions) Decrease in projected benefit obligation: 6,107 Difference in unrecognized actuarial differences: (853) Decrease in Employees' Pension and retirement benefits: 5,254
			The amount of assets to be transferred to the defined contribution pension plan over a period of four years is ¥7,380 million. The amount that had not been transferred by the end of the fiscal year, which amounted to ¥5,523 million, is included in Accounts payable and "Other" of Long-term Liabilities.

3. Employees' pension and retirement benefits expenses

Included in the consolidated statements of income for the years ended December 31, 2006 and 2005 were employees' pension and retirement benefit expenses comprised of the following:

(¥ millions)

	Year ended December 31, 2005	Year ended December 31, 2006
Service cost (*1,*2)	7,913	7,747
Interest cost	6,656	5,671
Expected return on plan assets	(4,513)	(4,001)
Amortization of actuarial differences	3,597	2,846
Amortization of prior service cost	(106)	(120)
Premium for defined contribution pension plan	—	1,429
Employees' pension and retirement benefit expenses	13,547	13,572
Gain on release from the substitution portion of the government's welfare pension insurance scheme	(536)	—
Loss on change of employees' pension and retirement benefit plan	—	2,126
Total	13,011	15,698

Fiscal Year ended December 31, 2005	Fiscal Year ended December 31, 2006
1. Employees' contribution to the defined benefit corporate pension plan and others is excluded.	1. Same as the previous fiscal year.
2. Employees' pension and retirement benefit expenses of consolidated subsidiaries using the simplified method are included.	2. Same as the previous fiscal year
3. In addition to the above employees' pension and retirement benefits expenses, ¥2,380 million of premium on employees' retirement benefit was recognized as "Business restructuring expense" of special expenses.	3. In addition to the above employees' pension and retirement benefits expenses, ¥584 million of premium on employees' retirement benefit was recognized as "Business restructuring expense" of special expenses.

4. Basis for calculation of employees' pension and retirement benefits

	Year ended December 31, 2005	Year ended December 31, 2006
Periodic allocation of anticipated employees' pension and retirement benefits	Allocated equally to each service year	Same as the previous fiscal year
Discount rate	Mainly 2.5%	Same as the previous fiscal year
Expected rate of return on plan assets	Mainly 2.5%	Same as the previous fiscal year
Amortization of unrecognized prior service cost	Mainly 15 years	Same as the previous fiscal year
Amortization of unrecognized actuarial differences	Mainly 15 years	Same as the previous fiscal year

(DEFERRED INCOME TAXES)

1. Significant components of deferred tax assets and liabilities (¥ millions)

	Fiscal Year ended December 31, 2005	Fiscal Year ended December 31, 2006
Deferred tax assets:		
Employees' pension and retirement benefits	27,602	24,349
Loss carried forward	—	8,321
Deferred charges	8,405	7,678
Depreciation	7,096	7,491
Loss on impairment of fixed assets	4,970	7,284
Unrealized gains on fixed assets	3,915	4,177
Other	39,370	46,352
Sub-total	91,361	105,654
Less valuation allowance	(13,346)	(20,938)
Total deferred tax assets	78,015	84,716
Deferred tax liabilities:		
Net unrealized holding gains on securities	(80,320)	(82,067)
Reserve for deferred gains on sale of property	(9,169)	(10,886)
Depreciation of foreign subsidiaries	—	(15,568)
Prepaid pension cost	(8,721)	(7,403)
Accelerated depreciation of foreign subsidiaries	(3,456)	—
Other	(6,615)	(6,255)
Total deferred tax liabilities	(108,284)	(122,182)
Net deferred tax assets	(30,268)	(37,465)
Deferred tax asset due to land revaluation		
Deferred tax asset due to land revaluation	5,126	617
Less valuation allowance	(5,126)	(617)
Total deferred tax asset due to land revaluation	—	—
Deferred tax liability due to land revaluation		
Deferred tax liability due to land revaluation	(3,197)	(1,471)
Net deferred tax asset (liability) due to land revaluation	(3,197)	(1,471)
Deferred tax assets and liabilities were included in the consolidated balance sheets as follows:		
Current assets – Deferred tax assets	16,568	17,937
Fixed assets – Deferred tax assets	15,757	15,912
Current liabilities - Other	(151)	(287)
Long-term liabilities – Deferred tax liabilities	(62,443)	(71,028)

2. Significant differences between the statutory tax rate and the effective tax rate (%)

	Year ended December 31, 2005	Year ended December 31, 2006
Statutory tax rate	40.7%	40.7%
Permanent difference - expenses	2.6	2.1
Permanent difference - revenue	(2.4)	(0.8)
Per capita inhabitant taxes	0.3	0.3
Amortization of consolidation differences	1.3	2.1
Valuation allowance	5.4	2.6
Other	(3.0)	(1.4)
Effective tax rate	44.9	45.6

(SEGMENT INFORMATION)

1. Business segment information

(¥ millions)

	Year ended December 31,2005						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
1. Sales and operating income:							
Sales							
Unaffiliated customers	1,019,347	380,177	67,605	165,118	1,632,249	—	1,632,249
Inter-segment	3,158	122	—	114,275	117,556	(117,556)	—
Total sales	1,022,505	380,299	67,605	279,394	1,749,805	(117,556)	1,632,249
Operating expenses	946,839	360,929	53,357	274,975	1,636,101	(115,560)	1,520,540
Operating income	75,666	19,370	14,248	4,419	113,704	(1,995)	111,708
2. Assets, depreciation, loss on impairment and capital expenditures:							
Assets	943,030	250,672	99,251	252,927	1,545,881	391,984	1,937,866
Depreciation and amortization	39,052	16,258	3,470	11,219	70,000	1,001	71,002
Loss on impairment	53	—	—	31	85	—	85
Capital expenditures	19,227	20,614	7,099	11,671	58,612	9,560	68,173

(¥ millions)

	Year ended December 31,2006						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
1. Sales and operating income:							
Sales							
Unaffiliated customers	1,063,318	392,729	67,245	142,653	1,665,946	—	1,665,946
Inter-segment	3,365	70	—	112,799	116,235	(116,235)	—
Total sales	1,066,683	392,800	67,245	255,453	1,782,182	(116,235)	1,665,946
Operating expenses	983,408	373,086	55,200	251,889	1,663,584	(113,995)	1,549,588
Operating income	83,275	19,714	12,044	3,563	118,598	(2,240)	116,358
2. Assets, depreciation, loss on impairment and capital expenditures:							
Assets	950,694	270,941	104,745	336,557	1,662,939	300,647	1,963,586
Depreciation and amortization	40,296	15,990	4,234	8,689	69,211	1,609	70,820
Loss on impairment	3,749	16	—	1,990	5,755	—	5,755
Capital expenditures	30,198	17,413	8,478	9,675	65,766	7,296	73,062

(* 1) Type and nature of products are considered in classification of business segments.

(* 2) Main products by each segment are as follows;

Business segment	Main products
Alcohol beverages	Beer, sparkling malt liquor (*Happo-shu*), New genre, whiskey, spirits, wine, etc.
Soft drinks	Soft drinks and other drinks
Pharmaceuticals	Pharmaceutical products
Others	Engineering, logistics, floriculture, etc.

(* 3) Unallocable operating expenses included in "Eliminations or Corporate" are as follows:

- Year ended December 31, 2006 ¥2,358 million, mainly consists of costs for research and development of basic technologies.

(* 4) Unallocable operating expenses included in "Eliminations or Corporate" are as follows:

- Year ended December 31, 2005 ¥1,982 million, mainly consists of costs for research and development of basic technologies.

(* 5) Corporate assets included in "Eliminations or Corporate" mainly consist of surplus funds (cash and marketable securities), long- term investments (investment securities and life insurance investments), and assets which belong to administrative department of the Company.

- Year ended December 31, 2006 ¥424,560 million
- Year ended December 31, 2005 ¥500,805 million

(* 6) As discussed in "SIGNIFICANT ACCOUNTING POLICIES", "4. Accounting policies (3) Method of providing major allowances and reserves", effective from the year ended December 2006, the Company recorded "Allowance for employees' bonuses.

The effect of this change in method of accounting was to increase operating expenses by ¥1,181 million in the Alcohol Beverages business, ¥327 million in the Pharmaceuticals business and was to decreased operating income by the same amount, respectively, compared with what would have been recorded under the previous method. In addition, the effect on operating income of other segments is immaterial.

2. Geographical segment information

(¥ millions)

	Fiscal Year ended December 31,2005					
	Japan	Asia / Oceania	Others	Total	Eliminations or Corporate	Consolidated
1. Sales and operating income:						
Sales						
Unaffiliated customers	1,415,790	158,924	57,533	1,632,249	—	1,632,249
Inter-segment	2,326	1,103	1,846	5,276	(5,276)	—
Total sales	1,418,117	160,028	59,380	1,637,525	(5,276)	1,632,249
Operating expenses	1,335,976	133,287	54,847	1,524,111	(3,571)	1,520,540
Operating income	82,141	26,740	4,532	113,414	(1,705)	111,708
2. Assets	1,016,667	343,381	94,655	1,454,703	483,162	1,937,866

(¥ millions)

	Fiscal Year ended December 31,2006					
	Japan	Asia / Oceania	Others	Total	Eliminations or Corporate	Consolidated
1. Sales and operating income:						
Sales						
Unaffiliated customers	1,430,229	177,807	57,909	1,665,946	—	1,665,946
Inter-segment	2,671	1,265	3,586	7,523	(7,523)	—
Total sales	1,432,901	179,073	61,495	1,673,469	(7,523)	1,665,946
Operating expenses	1,349,688	148,535	56,693	1,554,917	(5,328)	1,549,588
Operating income	83,212	30,537	4,802	118,552	(2,194)	116,358
2. Assets	1,031,797	336,140	185,827	1,553,765	409,821	1,963,586

(Notes) 1. Geographical distances are considered in classification of country or area. Major countries or areas included in each segment except for Japan are as follows:

Asia, Oceania	East Asia, Southeast Asia, Oceania
Others	U.S.A., Europe

2. Amounts and major items included in "Eliminations or Corporate" are the same as Notes 3, 4 and 5 described in "1. Business segment information".

3. As discussed in "SIGNIFICANT ACCOUNTING POLICIES", "4. Accounting policies (3) Method of providing major allowances and reserves", effective from the year ended December 31, 2006, the Company recorded "Allowance for employees' bonuses.

The effect of this change in method of accounting was to increase the operating expenses of the "JAPAN" segment by ¥1,560 million and to decrease operating income by the same amount compared with what would have been recorded under the previous method. In addition, there is no effect on operating income of other segments.

3. Overseas sales

(¥ millions)

	Fiscal Year ended December 31,2005		
	Asia / Oceania	Others	Total
Overseas sales	163,036	59,100	222,136
Consolidated sales	—	—	1,632,249
Percentage of overseas sales over consolidated sales	10.0%	3.6%	13.6%

(¥ millions)

	Fiscal Year ended December 31,2006		
	Asia / Oceania	Others	Total
Overseas sales	183,588	59,871	243,460
Consolidated sales	—	—	1,665,946
Percentage of overseas sales over consolidated sales	11.0%	3.6%	14.6%

(Notes) • Geographical distances are considered in classification of country or area. Major countries or areas included in each segment are as follows:

Asia, Oceania	East Asia, Southeast Asia, Oceania
Others	U.S.A., Europe

• Overseas sales represent sales of the Company and consolidated subsidiaries to countries and areas outside of Japan.

4. Related party transactions

Disclosure for related party transactions is omitted because there have been no significant transactions with related parties for the years ended December 31, 2005 and 2006, respectively.

(Business combinations, etc.)

Fiscal Year ended December 31, 2006
Making Kirin Beverage Corporation a wholly-owned subsidiary

(1) Name and business of corporation combined, legal form of business combination, name and business of corporation after the share exchange, outline of transaction including purpose

a. Name and business of corporation combined
   (i) Name: Kirin Beverage Corporation
   (ii) Business contents: Production and sale of soft drinks

b. Legal form of business combination
   Share exchange

c. Name of corporation combined post-share exchange
   Kirin Brewery Company, Limited.

d. Outline of transaction including purpose
   The Company adopted a resolution at its Board of Directors meeting on July 10, 2006 to make Kirin Beverage Corporation ("Kirin Beverage") a wholly-owned subsidiary through a share exchange (the "Share Exchange"), and they entered into a share exchange agreement (the "Share Exchange Agreement").With the aim of making Kirin Beverage a wholly-owned subsidiary, the Company conducted a tender offer for the shares of Kirin Beverage between May 12, 2006 and June 15, 2006. As of July 10, 2006, the Company held 97.07% (53,392,016 shares) of the total amount of issued shares of Kirin Beverage (55,002,370 shares). The Company and Kirin Beverage agreed to make Kirin Beverage a wholly-owned subsidiary of the Company and executed the Share Exchange Agreement on July 10, 2006 as one part of the corporate restructuring of the Kirin Group, which was aiming to realize a bold allocation of resources to the soft drink industry and enhance synergies within the Kirin Group. The Share Exchange Agreement came into effect on October 1, 2006, and the Company made Kirin Beverage a wholly-owned subsidiary.

The Company obtained the approval of the Minister of Finance with respect to its business restructuring plan pursuant to the Industrial Revitalization Law and the approval as required in respect of share exchange for cash consideration under Article 12, Paragraph 9 of the Industrial Revitalization Law prior to the revision under Article 449 of the Law Concerning Developments of Related Laws in Enforcement of the Company Law, which remains effective by virtue of the provision of Article 450, Paragraph 7 of the same law. In accordance with the Share Exchange Agreement, in lieu of the issuance of shares, cash delivery was made to the common stock shareholders of Kirin Beverage who were on the final shareholders registry (including beneficial shareholders, but excluding the Company) as of September 30, 2006 (one day prior to the effective date of the Share Exchange). Such cash delivery was made for consideration of 3,350 yen per share of common stock.

(2) Outline of the accounting treatment

The Company implemented accounting treatment for consolidated and non-consolidated financial statements provided in "Chapter 3, Article 4 Accounting treatment for transactions under common control, etc, Paragraph 2 Transactions with minority shareholders of the Accounting Standard for Business Combinations". The Share Exchange was implemented by delivering cash as consideration, and therefore the accounting treatment is similar to that provided in "Chapter 4, Article 5 Additional acquisition of shares of subsidiaries of Financial Accounting Standard on Consolidated Financial Statements".

(3) Additional acquisition of shares of subsidiaries

a. Acquisition cost and its breakdown

Consideration for acquisition

Cash	5,394 (¥ millions)
Expenditure directly required for acquisition	104 (¥ millions)
Acquisition cost	5,499 (¥ millions)

b. Amount of money delivered for the share exchange and method of calculation

(i) Amount of money delivered
   3,350 yen per share of common stock
   Number of shares acquired: 1,610,354 shares

(ii) Method of calculation of the money delivered
   The Company decided that the amount of money to be delivered for the share exchange would be the same as the tender offer price, through discussions between the Company and Kirin Beverage, comprehensively taking into account various elements, including the purchase price of the tender offer launched by the Company for shares of Kirin Beverage, the financial condition of Kirin

Beverage and the past share price levels of Kirin Beverage.

When the above mentioned discussions were conducted, the Company referred to the calculation of the share value of Kirin Beverage prepared by Nomura Securities Co., Ltd. as a third party appraiser, while Kirin Beverage referred to a similar report prepared by Mitsubishi UFJ Securities Co., Ltd, also a third party appraiser.

c. Amount of goodwill incurred, reason the goodwill was incurred, and method and period of amortization

(i) Amount of goodwill:

¥2,777 million

(ii) Reason for goodwill being incurred

The goodwill arose as a result of the excess earning power of Kirin Beverage and the payment of premiums for making Kirin Beverage a wholly-owned subsidiary with the aim of enhancing intra-group synergies.

(iii) Method and period of amortization

Equal amortization over a period of 20 years.

d. Amount allocated as research and development expenses, etc. as part of the acquisition cost, and the details of such

None

(Per share information)

Year ended December 31, 2005	Year ended December 31, 2006
Shareholders' equity per share: ¥ 1,016.74	Shareholders' equity per share: ¥ 1,040.44
Net income per share (Primary): ¥ 53.23	Net income per share (Primary): ¥ 55.98
Net income per share (Diluted) was not presented because there was no potential common stock outstanding.	Same as the previous fiscal year

Note: The basis for calculation of net income per share was as follows:

	Year ended December 31, 2005	Year ended December 31, 2006
Total net assets (¥ millions)	—	1,043,724
Amounts deducted from total net assets (¥ millions) (minority interest included in the above) (¥ millions)	— (—)	49,734 (49,734)
Net assets attributable to common stock at the end of year (¥ millions)	—	993,989
Number of common stock used to calculate net assets per share at the end of year (thousand shares)	—	955,352

Note: The basis for calculation of net income per share was as follows:

	Year ended December 31, 2005	Year ended December 31, 2006
Net income (¥ millions)	51,263	53,512
Amounts not attributable to common stock (¥ millions) (Bonuses to directors and corporate auditors by appropriation of unappropriated retained earnings included in the above)	260 (260)	— (—)
Net income attributable to common stock (¥ millions)	51,002	53,512
Average number of common stock outstanding during the year (thousand shares)	958,116	955,956

(Subsequent events)

There is no matter that falls under this item.

[INTERIM CONSOLIDATED FINANCIAL STATEMENTS]

INTERIM CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	(Note)	6 Months ended June 30, 2006 Amount	Percentage over total assets	6 Months ended June 30, 2007 Amount	Percentage over total assets	Year ended December 31, 2006 Amount	Percentage over total assets
Current Assets							
Cash	*2	117,060		80,498		89,483	
Notes and accounts receivable, trade	*2	241,153		318,286		321,694	
Marketable securities		349		429		675	
Inventories		108,150		142,891		119,887	
Other		43,501		49,617		45,997	
Allowance for doubtful accounts		(1,862)		(2,197)		(1,950)	
Total Current Assets		508,354	27.2	589,527	29.2	575,787	29.3
Fixed Assets							
Property, Plant and Equipment	*1						
Buildings and structures	*2, 3	184,017		197,011		194,325	
Machinery, equipment and vehicles	*2, 3	167,095		180,076		170,095	
Land	*2, 5	151,382		157,014		155,866	
Construction in progress		29,505		24,165		33,110	
Other	*2	38,936		42,494		40,240	
Total		570,938		600,762		593,639	
Intangible Assets							
Goodwill		95,409		97,141		96,853	
Other	*2	75,156		68,161		72,846	
Total		170,566		165,303		169,699	
Investment and Other Assets							
Investment securities		513,594		587,382		524,135	
Life insurance investments		37,156		14,473		37,910	
Other		69,223		64,949		66,347	
Allowance for doubtful accounts		(3,575)		(3,436)		(3,933)	
Total		616,400		663,369		624,460	
Total Fixed Assets		1,357,904	72.8	1,429,435	70.8	1,387,798	70.7
TOTAL ASSETS		1,866,259	100.0	2,018,962	100.0	1,963,586	100.0

(¥ millions)

LIABILITIES	(Note)	6 Months ended June 30, 2006 Amount	Percentage over total assets	6 Months ended June 30, 2007 Amount	Percentage over total assets	Year ended December 31, 2006 Amount	Percentage over total assets
Current Liabilities							
Notes and accounts payable, trade		96,158		118,452		107,610	
Short-term loans payable	*2	19,451		15,996		25,629	
Allowance		161		3,671		2,602	
Bonds due within one year		69,900		—		—	
Liquor tax payable		72,457		102,757		106,429	
Income tax payable		25,559		20,134		33,641	
Accrued expenses		75,598		82,334		85,991	
Deposit received		26,434		19,869		24,866	
Other		43,374		66,381		62,991	
Total Current Liabilities		429,095	23.0	429,597	21.3	449,763	22.9
Long-term Liabilities							
Bonds		98,955		98,862		98,830	
Long-term debt	*2	88,315		124,707		116,586	
Employees' pension and retirement benefits		70,919		59,377		62,153	
Other allowances		12,339		10,531		12,139	
Deposits received	*2	71,558		71,005		69,795	
Other	*5	99,543		132,757		110,592	
Total Long-term Liabilities		441,632	23.7	497,241	24.6	470,098	23.9
TOTAL LIABILITIES		870,728	46.7	926,839	45.9	919,862	46.8

(¥ millions)

NET ASSETS	(Note)	6 Months ended June 30, 2006 Amount	Percentage over total assets	6 Months ended June 30, 2007 Amount	Percentage over total assets	Year ended December 31, 2006 Amount	Percentage over total assets
Shareholders' Equity							
Common stock		102,045	5.5	102,045	5.1	102,045	5.2
Capital surplus		71,012	3.8	71,140	3.5	71,114	3.6
Retained earnings		729,656	39.1	740,176	36.7	732,134	37.3
Treasury stock, at cost		(25,586)	(1.4)	(27,524)	(1.4)	(26,797)	(1.4)
Total shareholders' equity		877,128	47.0	885,838	43.9	878,497	44.7
Valuation and translation adjustments							
Net unrealized holding gains on securities		114,200	6.1	158,543	7.8	122,466	6.2
Profit and loss on deferred hedge		(776)	(0.0)	50	0.0	(352)	(0.0)
Land revaluation difference	*5	(4,713)	(0.3)	(4,713)	(0.2)	(4,713)	(0.2)
Foreign currency translation adjustments		(15,740)	(0.8)	10,744	0.5	(1,907)	(0.1)
Total valuation and translation adjustments		92,970	5.0	164,625	8.1	115,492	5.9
Minority Interest		25,431	1.3	41,658	2.1	49,734	2.6
TOTAL NET ASSETS		995,530	53.3	1,092,122	54.1	1,043,724	53.2
TOTAL LIABILITIES AND NET ASSETS		1,866,259	100.0	2,018,962	100.0	1,963,586	100.0

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

		6 Months ended June 30, 2006		6 Months ended June 30, 2007		Year ended December 31, 2006	
	(Note)	Amount	Percentage over total assets	Amount	Percentage over total assets	Amount	Percentage over total assets
Sales		782,722	100.0	836,020	100.0	1,665,946	100.0
Cost of sales		462,943	59.1	502,426	60.1	987,852	59.3
Gross profit		319,778	40.9	333,594	39.9	678,093	40.7
Selling, general and administrative expenses	*1	274,787	35.1	290,712	34.8	561,735	33.7
Operating income		44,991	5.7	42,881	5.1	116,358	7.0
Non-operating income							
Interest income		361		576		1,484	
Dividend income		2,660		1,815		5,124	
Equity in earnings of affiliates		3,950		6,035		8,131	
Other		2,660		3,188		4,401	
Total		9,632	1.2	11,615	1.4	19,142	1.2
Non-operating expenses							
Interest expense		4,614		5,879		9,736	
Other		2,850		2,920		4,898	
Total		7,464	1.0	8,800	1.1	14,635	0.9
Ordinary income		47,159	6.0	45,696	5.5	120,865	7.3
Special income							
Gain on sale of fixed assets	*2	1,649		1,926		2,007	
Reversal of allowance for doubtful accounts		713		112		670	
Gain on sale of investment securities		1,206		316		7,940	
Gain on sale of shares of subsidiaries and affiliates		—		183		—	
Reversal of other allowance		70		62		409	
Total		3,640	0.5	2,601	0.3	11,028	0.7
Special expenses							
Loss on disposal of fixed assets	*3	904		1,759		6,041	
Loss on sale of fixed assets	*4	19		24		127	
Loss on impairment	*5	150		—		5,755	
Loss on devaluation of investment securities		—		—		195	
Loss on sale of investment securities		4		5		4	
Business restructuring expense	*6	—		14		4,492	
Loss on sale of shares of subsidiaries and affiliates		—		1,731		—	
Amortization of goodwill	*7	—		—		1,588	
Overdue tax payment of foreign subsidiary	*8	—		1,052		—	
Loss due to the change in the pension and retirement benefit plans	*9	—		—		2,126	
Total		1,079	0.1	4,588	0.5	20,332	1.2
Income before income taxes and minority interests		49,720	6.4	43,709	5.2	111,560	6.7
Income taxes -current		24,763	3.2	22,907	2.7	50,858	3.1
Income taxes – deferred	*8	—	—	(1,936)	(0.2)	—	—
Minority interests		5,984	0.8	5,941	0.7	7,189	0.4
Net Income (Interim)		18,973	2.4	16,796	2.0	53,512	3.2

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

For 6 months ended June 30, 2006 (from January 1, 2006 to June 30, 2006) (¥ millions)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of December 31, 2005	102,045	70,999	730,226	(25,091)	878,180
Changes of items during the interim accounting period					
Dividend from surplus			(7,172)		(7,172)
Directors bonuses from appropriation			(270)		(270)
Net income (interim)			18,973		18,973
Increase due to new consolidation of subsidiaries			562		562
Acquisition of treasury stock				(511)	(511)
Disposal of treasury stock		13		16	29
Decrease due to change in accounting standards of foreign subsidiaries and affiliates			(6,602)		(6,602)
Transfer of foreign currency translation adjustments of foreign subsidiaries and affiliates			(6,061)		(6,061)
Net changes of items other than shareholders' equity					
Total changes of items during the interim accounting period		13	(570)	(494)	(1,051)
Balance as of June 30, 2006	102,045	71,012	729,656	(25,586)	877,128

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Land revaluation difference	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of December 31, 2005	117,207	—	(4,713)	(18,073)	94,420	79,292	1,051,893
Changes of items during the interim accounting period							
Dividend from surplus							(7,172)
Directors bonuses from appropriation							(270)
Net income (interim)							18,973
Increase due to new consolidation of subsidiaries							562
Acquisition of treasury stock							(511)
Disposal of treasury stock							29
Decrease due to change in accounting standards of foreign subsidiaries and affiliates							(6,602)
Transfer of foreign currency translation adjustments of foreign subsidiaries and affiliates							(6,061)
Net changes of items other than shareholders' equity	(3,006)	(776)		2,333	(1,450)	(53,861)	(55,311)
Total changes of items during the interim accounting period	(3,006)	(776)		2,333	(1,450)	(53,861)	(56,363)
Balance as of June 30, 2006	114,200	(776)	(4,713)	(15,740)	92,970	25,431	995,530

For 6 months ended June 30, 2007 (from January 1, 2007 to June 30, 2007) (¥ millions)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of December 31, 2006	102,045	71,114	732,134	(26,797)	878,497
Changes of items during the interim accounting period					
Dividend from surplus			(8,598)		(8,598)
Net income (interim)			16,796		16,796
Decrease due to exclusion of companies in equity method			(155)		(155)
Acquisition of treasury stock				(755)	(755)
Disposal of treasury stock		26		27	54
Net changes of items other than shareholders' equity					
Total changes of items during the interim accounting period		26	8,042	(727)	7,341
Balance as of June 30, 2007	102,045	71,140	740,176	(27,524)	885,838

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Land revaluation difference	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of December 31, 2006	122,466	(352)	(4,713)	(1,907)	115,492	49,734	1,043,724
Changes of items during the interim accounting period							
Dividend from surplus							(8,598)
Net income (interim)							16,796
Decrease due to exclusion of companies in equity method							(155)
Acquisition of treasury stock							(755)
Disposal of treasury stock							54
Net changes of items other than shareholders' equity	36,077	403		12,651	49,133	(8,075)	41,057
Total changes of items during the interim accounting period	36,077	403		12,651	49,133	(8,075)	48,398
Balance as of June 30, 2007	158,543	50	(4,713)	10,744	164,625	41,658	1,092,122

For the year ended December 31, 2006 (from January 1, 2006 to December 31, 2006) (¥ millions)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of December 31, 2005	102,045	70,999	730,226	(25,091)	878,180
Changes of items during the accounting period					
Dividend from surplus			(14,820)		(14,820)
Directors bonuses from appropriation			(270)		(270)
Net income			53,512		53,512
Increase due to new consolidation of subsidiaries			562		562
Decrease due to new consolidation of subsidiaries			(10)		(10)
Decrease due to exclusion of companies in equity method			(24,404)		(24,404)
Acquisition of treasury stock				(1,855)	(1,855)
Disposal of treasury stock		114		150	265
Decrease due to change in accounting standards of foreign subsidiaries and affiliates			(6,602)		(6,602)
Transfer of foreign currency translation adjustments of foreign subsidiaries and affiliates			(6,057)		(6,057)
Net changes of items other than shareholders' equity					
Total changes of items during the accounting period		114	1,907	(1,705)	316
Balance as of December 31, 2006	102,045	71,114	732,134	(26,797)	878,497

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Land revaluation difference	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of December 31, 2005	117,207	—	(4,713)	(18,073)	94,420	79,292	1,051,893
Changes of items during the accounting period							
Dividend from surplus							(14,820)
Directors bonuses from appropriation							(270)
Net income							53,512
Increase due to new consolidation of subsidiaries							562
Decrease due to new consolidation of subsidiaries							(10)
Decrease due to exclusion of companies in equity method							(24,404)
Acquisition of treasury stock							(1,855)
Disposal of treasury stock							265
Decrease due to change in accounting standards of foreign subsidiaries and affiliates							(6,602)
Transfer of foreign currency translation adjustments of foreign subsidiaries and affiliates							(6,057)
Net changes of items other than shareholders' equity	5,258	(352)		16,165	21,071	(29,558)	(8,486)
Total changes of items during the accounting period	5,258	(352)		16,165	21,071	(29,558)	(8,169)
Balance as of December 31, 2006	122,466	(352)	(4,713)	(1,907)	115,492	49,734	1,043,724

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (¥ millions)

	(Note)	6 Months ended June 30, 2006	6 Months ended June 30, 2007	Year ended December 31, 2006
		Amount	Amount	Amount
Cash flows from operating activities				
Income before income taxes and minority interests		49,720	43,709	111,560
Depreciation and amortization		32,974	34,691	68,432
Amortization of goodwill		2,816	3,828	8,040
Increase (decrease) in employees' pension and retirement benefits		(1,026)	(2,728)	(9,976)
Interest and dividend income		(3,022)	(2,392)	(6,609)
Equity in earnings of affiliates		(3,950)	(6,035)	(8,131)
Interest expense		4,614	5,879	9,736
Gain on sale of fixed assets		(1,649)	(1,926)	(2,007)
Gain on sale of marketable securities and investment securities		(1,206)	(317)	(7,940)
Loss on disposal and sale of fixed assets		923	1,784	6,169
Decrease (increase) in notes and accounts receivable, trade		48,269	5,935	3,031
Decrease (increase) in inventories		(14,873)	(20,596)	(5,198)
Increase (decrease) in notes and accounts payable, trade		(11,398)	9,604	(8,558)
Increase (decrease) in liquor taxes payable		(35,046)	(4,492)	(1,203)
Increase (decrease) in consumption taxes payable		(2,684)	(2,312)	1,940
Other		(7,948)	(10,048)	8,928
Sub-total		56,512	54,582	168,213
Interest and dividend received		4,584	4,106	9,094
Interest paid		(5,220)	(5,562)	(10,104)
Income taxes paid		(22,268)	(34,927)	(43,517)
Net cash provided by (used in) operating activities		33,606	18,199	123,685
Cash flows from investing activities				
Payment for purchases of property, plant and equipment and intangible assets		(25,775)	(26,299)	(59,953)
Proceeds from sale of property, plant and equipment and intangible assets		2,187	3,655	4,745
Payment for purchase of marketable securities and investment securities		(1,657)	(4,951)	(6,716)
Proceeds from sale and redemption of marketable securities and investment securities		1,337	7,988	9,095
Payment for purchases of shares of subsidiaries		(69,727)	(5,275)	(75,585)
Payment for acquisition of shares of newly consolidated subsidiaries		(2,369)	–	(26,253)
Proceeds from cancellation of insurance reserve assets		–	23,232	–
Other		985	1,484	1,428
Net cash provided by (used in) investing activities		(95,018)	(163)	(153,239)

(¥ millions)

	(Note)	6 Months ended June 30, 2006	6 Months ended June 30, 2007	Year ended December 31, 2006
		Amount	Amount	Amount
Cash flows from financing activities				
Increase (decrease) in short-term loans payable		(1,620)	642	(980)
Proceeds from long-term debt		56,195	12,610	77,684
Repayment of long-term debt		(18,117)	(19,043)	(21,770)
Payment for purchase of treasury stock		(511)	(755)	(1,855)
Proceeds from sale of treasury stock		29	54	265
Payment for purchase of treasury stock by the consolidated subsidiary		(906)	–	(906)
Cash dividends paid		(7,261)	(8,591)	(14,830)
Cash dividends paid to minority shareholders		(17,392)	(12,552)	(17,408)
Other		(431)	1,135	(70,209)
Net cash provided by (used in) financing activities		9,984	(26,499)	(50,012)
Effect of exchange rate fluctuation on cash and cash equivalents		(74)	(186)	704
Net increase (decrease) in cash and cash equivalents		(51,501)	(8,650)	(78,862)
Cash and cash equivalents at beginning of year		164,800	86,588	164,800
Net increase (decrease) in cash and cash equivalents from new consolidation/de-consolidation of subsidiaries		601	–	650
Cash and cash equivalents at end of period	*1	113,900	77,938	86,588

Significant Accounting Policies

	Interim Fiscal Period ended June 30, 2006	Interim Fiscal Period ended June 30, 2007	Fiscal Year ended December 31, 2006
1. Scope of consolidation	(1) Consolidated subsidiaries: 256 companies Major consolidated subsidiaries Kirin Beverage Corporation, Lion Nathan Ltd. The scope of consolidation increased as a result of a) the new acquisition of 2 subsidiaries of Lion Nathan Ltd.; b) the new establishment of 1 subsidiary of Kirin Beverage Corporation, and c) an increase in the materiality of Kirin International Finance (Netherlands) B.V. The scope of consolidation decreased as a result of a) the sale of shares of Flowergate Co., Ltd.; b) the merger of 2 subsidiaries of The Coca-Cola Bottling Company of Northern New England, Inc. to itself; and c) the merger of 2 subsidiaries of Hematech, Inc. to itself.	(1) Consolidated subsidiaries: 271 companies Major consolidated subsidiaries Kirin Beverage Corporation, Mercian Corporation, Lion Nathan Ltd. The scope of consolidation increased as a result of the new establishment of a subsidiary of Kirin Agribio EC B.V. The scope of consolidation decreased as a result of the sale of shares of Kirin Plaza Co., Ltd. and one other company.	(1) Consolidated subsidiaries: 272 companies Major consolidated subsidiaries Kirin Beverage Corporation, Mercian Corporation, Lion Nathan Ltd. The scope of consolidation increased as a result of a) the new acquisition of 15 companies, consisting of Mercian Corporation and its 13 subsidiaries, and 1 subsidiary of The Coca-Cola Bottling Company of Northern New England, Inc; b) the new establishment, among others, of 6 companies, consisting of 4 subsidiaries of Lion Nathan Ltd., 1 subsidiary of Kirin Beverage Corporation and one other company; and c) an increase in the materiality of 2 companies, consisting of Kirin Holdings Netherlands B.V. and 1 other company. The scope of consolidation decreased as a result of a) the sale of shares of Flowergate Co., Ltd. and 3 other companies; b) the merger of 2 subsidiaries of The Coca-Cola Bottling Company of Northern New England, Inc. to itself; and c) the merger of 2 subsidiaries of Hematech, Inc. to itself. (* 1)Kirin Holdings Netherlands B.V. changed its name from Kirin International Finance (Netherlands) B.V. as of October 27, 2006.
	(2) Major unconsolidated subsidiaries Major unconsolidated subsidiaries: Kirin Agribio USA, Inc. Unconsolidated subsidiaries are excluded from the scope of consolidation because they are small in scale, and their total assets, sales, net income (proportionate to our holdings) or losses, and retained earnings (proportionate to our holdings) have no material effect on the consolidated financial statements.	(2) Major unconsolidated subsidiaries Same as the interim period of the previous fiscal year	(2) Major unconsolidated subsidiaries Major unconsolidated subsidiaries: Kirin Agribio USA, Inc. Unconsolidated subsidiaries are excluded from the scope of consolidation because they are small in scale, and their total assets, sales, net income (proportionate to our holdings) or losses, and retained earnings (proportionate to our holdings) have no material effect on the consolidated financial statements.

	Interim Fiscal Period ended June 30, 2006	Interim Fiscal Period ended June 30, 2007	Fiscal Year ended December 31, 2006
2. Application of equity method	(1)Unconsolidated subsidiaries accounted for by the equity method: None	(1)Unconsolidated subsidiaries accounted for by the equity method: None	(1)Unconsolidated subsidiaries accounted for by the equity method: None
	(2)Affiliated companies accounted for by the equity method: 15 companies Major affiliated companies accounted for by the equity method: Kinki Coca-Cola Bottling Co., Ltd, Yonekyu Corporation, San Miguel Corporation The scope of application of the equity method increased as a result of the new establishment of 1 affiliate of Takeda Kirin Foods Ltd. The scope of application of the equity method decreased as a result of the sale of shares of Flowerseason Ltd and 1 other company.	(2)Affiliated companies accounted for by the equity method: 20 companies Major affiliated companies accounted for by the equity method: San Miguel Corporation The scope of application of the equity method decreased as a result of: a) the new acquisition of Hangzhou Qiandaohu Brewery Company, Limited; b) a decrease in shareholding ratio as a result of a partial sale of shares in a subsidiary of Lion Nathan Ltd which was a consolidated subsidiary until the fiscal year ended December 31, 2006; and c) the sale of shares in Yonekyu Corporation.	(2)Affiliated companies accounted for by the equity method: 19 companies Major affiliated companies accounted for by the equity method: Yonekyu Corporation, San Miguel Corporation The scope of application of the equity method increased as a result of: a) the new acquisition of 2 affiliates of Mercian Corporation; b) the new establishment of 1 affiliate of Takeda Kirin Foods Ltd, and 2 other affiliates; and c) a decrease in shareholding ratio as a result of a partial sale of shares in a subsidiary of Kirin Agribio EC B.V, which was a consolidated subsidiary until the fiscal year ended December 31, 2005. The scope of application of the equity method decreased as a result of: a) the sale of shares of Flowerseason Ltd. and 1 other company; and b) a decrease in shareholding ratio as a result of a share exchange between Kinki Coca-Cola Bottling Co., Ltd. and the newly establish Coca-Cola West Holdings Co., Ltd.
	(3)Unconsolidated companies not accounted for by the equity method Unconsolidated subsidiaries including Kirin Agribio USA, Inc. and affiliates including Diamond Sports Club Co., Ltd. were not accounted for by the equity method because their net income or losses and retained earnings have no material effect on the consolidated financial statements.	(3)Unconsolidated companies not accounted for by the equity method Same as the previous fiscal year	(3)Unconsolidated companies not accounted for by the equity method Unconsolidated subsidiaries including Kirin Agribio USA, Inc. and affiliates including Diamond Sports Club Co., Ltd. were not accounted for by the equity method because their net income or losses and retained earnings have no material effect on the consolidated financial statements.

	Interim Fiscal Period ended June 30, 2006	Interim Fiscal Period ended June 30, 2007	Fiscal Year ended December 31, 2006
	(4) Where interim accounting period-ends of the affiliated companies accounted for by the equity method are different from that of the parent company, the parent company mainly used their current interim financial statements. With respect to those affiliated companies accounted for by the equity method whose interim accounting period-end date differs by more than six months, the parent company used their most recent financial statements.	(4) Same as the interim period of the previous fiscal year	(4) Where accounting period-ends of the affiliated companies accounted for by the equity method are different from that of the parent company, the parent company mainly used their financial statements as of their accounting period-ends. With respect to those affiliated companies accounted for by the equity method whose accounting period-end date differs by more than six months, the parent company used their most recent interim financial statements.
	————	(5) The earnings of San Miguel Corporation, a foreign affiliate which is accounted for by the equity method, are calculated based on the interim financial statements. However, because the Company is trying to respond to demands for expediting the process of disclosure of business performance, and because of the difficulty of calculating equity in earnings of affiliates using interim figures, effective the fiscal period ended December 31, 2006, the Company calculates equity in the earnings of San Miguel Corporation based on the figures from the six-month period between the fourth fiscal quarter of the previous year and the first quarter of the current fiscal year.	(5) The earnings of San Miguel Corporation, a foreign affiliate which is accounted for by the equity method, are calculated based on the interim financial statements. However, because the Company is trying to respond to demands for expediting the process of disclosure of business performance, and because of the difficulty of calculating equity in earnings of affiliates using final figures from the fiscal year end, effective the fiscal period ended December 31, 2006, the Company calculates equity in the earnings of San Miguel Corporation based on its third quarter financial statements. Accordingly, the Company calculated their equity based on the financial statements for the most recent 9 months.

	Interim Fiscal Period ended June 30, 2006	Interim Fiscal Period ended June 30, 2007	Fiscal Year ended December 31, 2006
3. (Interim) fiscal period-ends of the consolidated subsidiaries	The consolidated subsidiaries whose interim fiscal period-ends differ from that of the Company are as follows: Company name / Interim period-end Lion Nathan Ltd. and its subsidiaries: March 31 (* 1) Twyford International Inc.: March 31 (* 1) Japan Potato Corporation: March 31 (* 1) (* 1) The Company used the interim financial statements of the consolidated subsidiaries as of their interim accounting period-ends. The Company made necessary adjustments for material transactions which occurred between the interim period-end of the consolidated subsidiary and that of the Company.	The consolidated subsidiaries whose interim fiscal period-ends differ from that of the Company are as follows: Company name / Interim period-end Lion Nathan Ltd. and its subsidiaries: March 31 (* 1) Twyford International Inc..: March 31 (* 1) Japan Potato Corporation: March 31 (* 1) Kirin Agribio Company Limited: March 31 (* 1) Kirin Agribio EC B.V. and its subsidiaries: March 31 (* 1) Chateau Reysson: April 30 (* 1) Nippon Liquor Ltd.: September 30 (* 2) (* 1) The Company used the interim financial statements of the consolidated subsidiaries as of their interim accounting period-ends (* 2) The Company used the financial statements which were prepared based on preliminary statements as of its interim fiscal period-end. With respect to (* 1), the Company made necessary adjustments for material transactions which occurred between the interim period-end of the consolidated subsidiary and that of the Company	The consolidated subsidiaries whose fiscal period-ends differ from that of the Company are as follows: Company name / Interim period-end Lion Nathan Ltd. and its subsidiaries: September 30 (* 1) Twyford International Inc.: September 30 (* 1) Japan Potato Corporation: September 30 (* 1) Kirin Agribio Company Limited: September 30 (* 1) Kirin Agribio EC B.V. and its subsidiaries: September 30 (* 1),(* 3) Chateau Reysson: October 31 (* 1) Nippon Liquor Ltd.: March 31 (* 2) (* 1) The Company used the financial statements of the consolidated subsidiaries as of their fiscal period-ends (* 2) The Company used the financial statements which were prepared based on preliminary statements as of its fiscal period-end. (* 3) Kirin Agribio Co., Ltd, Kirin Agribio EC N.V. and their subsidiaries changed their fiscal year end from December 31 to September 30. With respect to (* 1), the Company made necessary adjustments for material transactions which occurred between the fiscal period-end of the consolidated subsidiary and that of the Company.

	Interim Fiscal Period ended June 30, 2006	Interim Fiscal Period ended June 30, 2007	Fiscal Year ended December 31, 2006
4. Accounting policies	(1) Basis and method of valuation of major assets a) Valuation of securities (i) Held-to-maturity debt securities are stated at amortized cost. (ii) Available-for-sale securities with fair market value are stated at fair market value as of the interim balance sheet date. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using the moving-average method. (iii) Available-for-sale securities without fair market value are stated at the moving-average cost b) Derivative financial instruments Derivative financial instruments are stated at fair value. c) Valuation of inventories 1) Merchandise, finished goods and semi-finished goods are mainly stated at cost determined by the periodic average method. 2) Raw materials, containers and supplies are mainly stated at cost determined by the moving-average method. 3) Construction in process is stated at cost determined by the specific identification method. (2) Depreciation and amortization of fixed assets (a) Depreciation of Property, plant and equipment 1) Depreciation is calculated using the declining-balance method except for buildings (excluding buildings fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method. 2) Depreciation for several consolidated subsidiaries is calculated using the straight-line method. Depreciation and residual value is calculated in accordance with the Corporate Income Tax Law of Japan. (b) Amortization of intangible assets 1) The Company and consolidated domestic subsidiaries amortize intangible assets using the straight-line method. 2) Consolidated overseas subsidiaries mainly adopt the straight-line method over 20 years.	(1) Basis and method of valuation of major assets a) Valuation of securities Same as the interim period of the previous fiscal year Same as the interim period of the previous fiscal year Same as the interim period of the previous fiscal year b) Derivative financial instruments Same as the interim period of the previous fiscal year c) Valuation of inventories Same as the interim period of the previous fiscal year (2) Depreciation and amortization of fixed assets a) Depreciation of Property, plant and equipment Same as the interim period of the previous fiscal year (b) Amortization of intangible assets Same as the interim period of the previous fiscal year	(1) Basis and method of valuation of major assets a) Valuation of securities Same as the previous fiscal year (ii) Available-for-sale securities with fair market value are stated at fair market value as of the balance sheet date. Unrealized gains and unrealized losses on these securities are reported, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using the moving-average method. Same as the previous fiscal year b) Derivative financial instruments Same as the previous fiscal year c) Valuation of inventories Same as the previous fiscal year (2) Depreciation and amortization of fixed assets a) Depreciation of Property, plant and equipment Same as the previous fiscal year (b) Amortization of intangible assets Same as the previous fiscal year

	Interim Fiscal Period ended June 30, 2006	Interim Fiscal Period ended June 30, 2007	Fiscal Year ended December 31, 2006
	(c) Method of providing major allowances and reserves (i) Allowance for doubtful accounts The Company and consolidated subsidiaries provide allowance for doubtful accounts in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.	(c) Method of providing major allowances and reserves (i) Allowance for doubtful accounts Same as the interim period of the previous fiscal year	(c) Method of providing major allowances and reserves (i) Allowance for doubtful accounts Same as the previous fiscal year
	(ii) Employees' pension and retirement benefits The Company and consolidated subsidiaries provide allowance for employees' pension and retirement benefits at the interim balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the interim fiscal period. Prior service cost is amortized on the straight-line method over mainly 15 years. Actuarial differences are amortized by the straight-line method over the average estimated service period, which is mainly 15 years, beginning from the following fiscal year.	(ii) Employees' pension and retirement benefits Same as the interim period of the previous fiscal year	(ii) Employees' pension and retirement benefits The Company and consolidated subsidiaries provide allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the fiscal period. Prior service cost is amortized on the straight-line method over mainly 15 years. Actuarial differences are amortized by the straight-line method over the average estimated service period, which is mainly 15 years, beginning from the following fiscal year.
	(d) Leases Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases. Consolidated overseas subsidiaries mainly capitalize finance leases.	(d) Leases Same as the interim period of the previous fiscal year	(d) Leases Same as the previous fiscal year
	(e) Hedge accounting (i) Method of hedge accounting (a) Recognition of gains and losses resulting from changes in fair value of derivative financial instruments are generally deferred until the related losses and gains on the hedged items are recognized. (b) For forward foreign exchange contracts and currency swaps that meet certain hedging criteria, an appropriated treatment will be used, and for interest rate swaps that meet certain hedging criteria, a special treatment will be used. With respect to interest rate swaps that are contracted between consolidated subsidiaries, valuation shall be made at fair market value, and valuation discrepancies will be realized in the current consolidated fiscal year.	(e) Hedge accounting (i) Method of hedge accounting (a) Recognition of gains and losses resulting from changes in fair value of derivative financial instruments are generally deferred until the related losses and gains on the hedged items are recognized. (b) For forward foreign exchange contracts and currency swaps that meet certain hedging criteria, an appropriated treatment will be used, and for interest rate swaps that meet certain hedging criteria, a special treatment will be used.	(e) Hedge accounting (i) Method of hedge accounting (a) Recognition of gains and losses resulting from changes in fair value of derivative financial instruments are generally deferred until the related losses and gains on the hedged items are recognized. (b) For forward foreign exchange contracts and currency swaps that meet certain hedging criteria, an appropriated treatment will be used, and for interest rate swaps that meet certain hedging criteria, a special treatment will be used. With respect to interest rate swaps that are contracted between consolidated subsidiaries, valuation shall be made at fair market value, and valuation discrepancies will be realized in the current consolidated fiscal year.

	(ii) Hedging instruments and Hedged items (a) Hedge instruments and Hedged items (1) Hedging instruments: Forward foreign exchange contracts, Currency swap contracts etc. Hedged items: Receivables and payables in foreign currency, future transactions in foreign currency (2) Hedging instruments: Interest rate swap contracts, etc. Hedged items: Interests on loans receivable and loans payable (3) Hedging instruments: Commodity swap contracts, etc. Hedged items: Commodity price (iii) Hedging policy The Company and consolidated subsidiaries use derivative financial instruments mainly for the purpose of mitigating (i) fluctuation risk of foreign currency exchange rates with respect to receivables and payables in foreign currency and future transactions in foreign currency, (ii) fluctuation risk of interest rates with respect to loans receivable and loans payable, and (iii) fluctuation risk of commodity prices such as aluminum prices. (iv) Method of valuation of hedging effectiveness The Company and consolidated subsidiaries evaluate the hedging effectiveness semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items with the corresponding changes in the hedging derivative instruments	(ii) Hedging instruments and Hedged items Same as the interim period of the previous fiscal year (iii) Hedging policy The Company and consolidated subsidiaries use derivative financial instruments mainly for the purpose of mitigating (i) fluctuation risk of foreign currency exchange rates with respect to receivables and payables in foreign currency and future transactions in foreign currency, (ii) fluctuation risk of interest rates with respect to loans receivable and loans payable, and (iii) fluctuation risk of raw materials prices. (iv) Method of valuation of hedging effectiveness Same as the interim period of the previous fiscal year	(ii) Hedging instruments and Hedged items Same as the previous fiscal year (iii) Hedging policy Same as the previous fiscal year (iv) Method of valuation of hedging effectiveness Same as the previous fiscal year
	(f) Consumption taxes Consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes.	(f) Consumption taxes Same as the interim period of the previous fiscal year	(f) Consumption taxes Same as the previous fiscal year
5. Cash and cash equivalents	In preparing the interim consolidated statements of cash flows, cash on hand, readily available deposits and short-term highly liquid investments with negligible risk of changes in value and maturities of not exceeding 3 months at the time of purchase are considered to be cash and cash equivalents.	Same as the interim period of the previous fiscal year	In preparing the consolidated statements of cash flows, cash on hand, readily available deposits and short-term highly liquid investments with negligible risk of changes in value and maturities of not exceeding 3 months at the time of purchase are considered to be cash and cash equivalents.

Change in accounting policies

Interim Fiscal Period ended June 30, 2006	Interim Fiscal Period ended June 30, 2007	Fiscal Year ended December 31, 2006
(Accounting standard for directors' bonuses) Effective from the interim fiscal period ended June 30, 2006, the Company adopted Accounting Standards Board Statement No. 4 Accounting Standard for Directors' Bonus", issued by the Accounting Standards Board of Japan on November 29, 2005. The effect on net income as a result of the adoption of this new accounting standard is immaterial. Reserve for directors' bonuses is recorded as "Reserves" in "Current Liabilities" in the balance sheet as of June 30, 2006.	———	(Accounting standard for directors' bonuses) Effective from the fiscal period ended December 31, 2006, the Company adopted Accounting Standards Board Statement No. 4 Accounting Standard for Directors' Bonus", issued by the Accounting Standards Board of Japan on November 29, 2005. The effect on net income as a result of the adoption of this new accounting standard is immaterial.
(Accounting standard for presentation of net assets in the balance sheet) Effective from the interim fiscal period ended June 30, 2006, the Company adopted Accounting Standards Board Statement No. 5 "Accounting Standard for Presentation of Net Assets in the Balance Sheet", issued by the Accounting Standards Board of Japan on December 9, 2005 and Accounting Standards Board Guidance No. 8 "Guidance on Accounting Standard for Presentation of Net Assets in the Balance" issued by the Accounting Standards Board of Japan on December 9, 2005. The amount corresponding to conventional "total shareholders' equity" in the balance sheet is ¥970,875 million. "Net assets in the balance sheet" for the interim fiscal period is presented according to the revised "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements".	———	(Accounting standard for presentation of net assets in the balance sheet) Effective from the interim fiscal period ended June 30, 2006, the Company adopted Accounting Standards Board Statement No. 5 "Accounting Standard for Presentation of Net Assets in the Balance Sheet", issued by the Accounting Standards Board of Japan on December 9, 2005 and Accounting Standards Board Guidance No. 8 "Guidance on Accounting Standard for Presentation of Net Assets in the Balance" issued by the Accounting Standards Board of Japan on December 9, 2005. The amount corresponding to conventional "total shareholders' equity" in the balance sheet is ¥994,342 million. "Net assets in the balance sheet" for the interim fiscal period is presented according to the revised "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements".

Interim Fiscal Period ended June 30, 2006	Interim Fiscal Period ended June 30, 2007	Fiscal Year ended December 31, 2006
———	———	(Accounting standard for business combinations, etc.) Effective from the fiscal year ended December 31, 2006, the Company applied "Accounting Standard for Business Combinations", (issued by the Business Accounting Council on October 31, 2003), Accounting Standard Board Statement No. 7 "Accounting Standard for Business Divestitures" (issued by the Accounting Standard Board of Japan on December 27, 2005), and Accounting Standard Board Guidance No. 10, "Guidance for Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (issued by the Accounting Standards Board of Japan on December 27, 2005) to contracts concluded after the enforcement of the Company Law (Law No. 86 of 2005). Because the relevant transaction occurred in the second half of the fiscal year ended December 31, 2006, the previous accounting method was applied for the interim fiscal period ended June 30, 2006.

Interim Fiscal Period ended June 30, 2006	Interim Fiscal Period ended June 30, 2007	Fiscal Year ended December 31, 2006
――――	――――	(Revision of accounting standard for financial instruments) Effective from the fiscal year ended December 31, 2006, the Company adopted Accounting Standard Board Statement No. 10, "Accounting Standards for Financial Instruments" (revised on August 11, 2006) and JICPA Accounting Committee report No. 14, "Practical Guidance for Accounting for Financial Instruments" (revised on October 20, 2006). As a result, when the amount of income concerning monetary debt differs from the amount of debt, monetary debt is stated at amortized cost. As the difference between the amount calculated based on amortized cost and the amount of debt, which amounted to ¥2,384 million at the end of the fiscal year, was previously included in "Other" of "Investment and Other Assets", due to the adoption of the above-mentioned change, both the amounts are offset and ¥9,399 million, which was the construction fund received stated at amortized cost, is included in "Other" of Long-term Liabilities as construction fund received. The revision of accounting standard has no effect on profit and loss. Since the revised accounting standard is to be applied from August 31, 2006, the previous accounting standard was applied for the first half of the year ended December 31, 2006. This had no effect on profit and loss.

Change in Presentation

Interim Fiscal Period ended June 30, 2006	Interim Fiscal Period ended June 30, 2007
(Interim consolidated balance sheet) Effective from the interim fiscal period ended June 30, 2006, in accordance with the revised "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements" (Cabinet Office Ordinance No. 56 issued on April 26, 2006), the Company presented consolidation differences and goodwill as "Goodwill". The goodwill for the six months ended June 30, 2005, amounting to ¥21,740 million, was included in "Other" of "Intangible Assets" in the interim consolidated balance sheet.	――――
(Consolidated statements of income) Because "Loss on sale and disposal of finished goods", previously presented separately in the interim consolidated statement of income, at ¥423 million amounted to less than one tenth of the total amount of non-operating expenses, the amount has been included in "Other" of "Non-operating expenses".	――――
(Interim consolidated statements of cash flow) 1. "Payment for purchases of shares of subsidiaries", which was included in "Other" of "Cash flows from investing activities" and amounted to ¥1,584 million for the interim fiscal period ended June 30, 2005, is separately presented in "Cash flows from investing activities" for the interim fiscal period ended June 30, 2006 because it became material. 2. Effective from the interim fiscal period ended June 30, 2006, amortization of consolidation differences and amortization of goodwill are presented as "Amortization of goodwill" of "Cash flows from operating activities" in accordance with the change in presentation in the consolidated balance sheet. Amortization amounted to ¥1,141 million for the interim fiscal period ended June 30, 2005, and was presented in "Depreciation and amortization".	(Interim consolidated statements of cash flow) 1. "Payment for purchases of shares of subsidiaries", which was presented separately in the interim fiscal period ended June 30, 2006 and amounted to ¥20 million, has been included in "Other" of "Cash flows from financing activities" for the interim fiscal period ended June 30, 2007 because it became immaterial.

(Additional information)

Interim Fiscal Period ended June 30, 2006	Interim Fiscal Period ended June 30, 2007	Fiscal Year ended December 31, 2006
―――――	(Allowance for employees' bonuses) The Company provides allowance for bonuses effective from the fiscal period ended December 31, 2006 because the Company revised the rules for the payment of employees' bonuses in the second half of the fiscal year ended December 31, 2006, including the partial introduction of performance-linked bonuses, which caused a partial difference between the period subject to the payment of bonuses and the timing of such payment Because the Company records allowance for employees' bonuses, allowance for employees' bonuses at some subsidiaries, which amounted to ¥1,045 million for the interim fiscal period ended June 30, 2006 and was previously presented in "Other" of "Current Liabilities", is presented in "Allowance for employees' bonuses".	(Allowance for employees' bonuses) The Company provides allowance for bonuses effective from the fiscal period ended December 31, 2006 because the Company revised the rules for the payment of employees' bonuses in the second half of the fiscal year, including the partial introduction of performance-linked bonuses, which caused a partial difference between the period subject to the payment of bonuses and the timing of such payment. As a result of this, operating income, ordinary income and income before income taxes and minority interests decreased by ¥1,560 million respectively. The impact of this change on segment information is explained in "Segment information". Because the Company records allowance for employees' bonuses, allowance for employees' bonuses at some subsidiaries, which amounted to ¥663 million for the fiscal year ended December 31, 2005 and was previously presented in "Other" of "Current Liabilities", is presented in "Allowance for employees' bonuses" from the fiscal year ended December 31, 2006.
―――――	(Revision of accounting standards for financial instruments) Effective from the fiscal year ended December 31, 2006, the Company adopted Accounting Standard Board Statement No. 10, "Accounting Standards for Financial Instruments" (revised on August 11, 2006) and JICPA Accounting Committee report No. 14, "Practical Guidance for Accounting for Financial Instruments" (revised on October 20, 2006). As a result, when the amount of income concerning monetary debt differs from the amount of debt, monetary debt is stated at amortized cost. As the difference between the amount calculated based on amortized cost and the amount of debt, which amounted to ¥2,290 million at the end of the interim fiscal period ended June 30, 2006 and was previously included in "Other" of "Investment and Other Assets", due to the adoption of the above-mentioned change, both the amounts are offset and ¥9,493 million, which was the construction fund received stated at amortized cost, is included in "Other" of Long-term Liabilities as construction fund received. The revision of accounting standard has no effect on profit and loss.	―――――

NOTES TO:
(Interim consolidated balance sheets)

Interim Fiscal Period ended June 30, 2006	Interim Fiscal Period ended June 30, 2007	Fiscal Year ended December 31, 2006
1. Accumulated depreciation of property, plant and equipment ¥859,877 million	1. Accumulated depreciation of property, plant and equipment ¥922,054 million	1. Accumulated depreciation of property, plant and equipment ¥903,957 million
2. Details of collateral (a) Collateral (¥ millions) Cash 10 Notes and accounts receivable, trade 20,322 Buildings and structures 1,618 Machinery, equipment and vehicles 619 Land 740 Other intangible assets 50 Total 23,361	2. Details of collateral (a) Collateral (¥ millions) Cash 10 Notes and accounts receivable, trade 21,158 Buildings and structures 1,514 Machinery, equipment and vehicles 810 Land 783 Other tangible assets 0 Other intangible assets 11 Total 24,288	2. Details of collateral (a) Collateral (¥ millions) Cash 10 Notes and accounts receivable, trade 20,400 Buildings and structures 1,579 Machinery, equipment and vehicles 729 Land 769 Other tangible assets 0 Other intangible assets 32 Total 23,521
The following assets, which are included in the above, are pledged as factory foundation collateral: (¥ millions) Buildings and structures 144 Land 46 Total 190	The following assets, which are included in the above, are pledged as factory foundation collateral: (¥ millions) Buildings and structures 123 Machinery, equipment and vehicles 76 Land 79 Other tangible assets 0 Total 279	The following assets, which are included in the above, are pledged as factory foundation collateral: (¥ millions) Buildings and structures 127 Machinery, equipment and vehicles 76 Land 72 Other tangible assets 0 Total 276
(b) Secured borrowing (¥ millions) Short term loans payable 200 Long term debt (including current maturities of long term debt) 11,876 Postage charge (facility limit)) 0 Deposits received 3,408 Total 15,485	(b) Secured borrowing (¥ millions) Short term loans payable 354 Long term debt (including current maturities of long term debt) 12,863 Deposits received 3,408 Total 16,626	(b) Secured borrowing (¥ millions) Short term loans payable 254 Long term debt (including current maturities of long term debt) 11,982 Deposits received 3,408 Total 15,645
The following borrowings, which are included in the above, are guaranteed by factory foundation collateral: Short term loans payable ¥200 million	The following borrowings, which are included in the above, are guaranteed by factory foundation collateral: Short term loans payable ¥354 million	The following borrowings, which are included in the above, are guaranteed by factory foundation collateral: Short term loans payable ¥254 million
(Note) Factory foundation collateral consists of the head factory of Nagano Tomato Corporation.	(Note) Factory foundation collateral consists of Mercian Corporation and the head factory of Nagano Tomato Corporation	(Note) Same as the previous fiscal year
3. Amount reduced from fixed assets due to government subsidy received (¥ millions) Buildings and structures 132 Machinery, equipment and vehicles 300 Total 433	3. Amount reduced from fixed assets due to government subsidy received (¥ millions) Buildings and structures 132 Machinery, equipment and vehicles 314 Other tangible assets 129 Total 576	3. Amount reduced from fixed assets due to government subsidy received (¥ millions) Buildings and structures 132 Machinery, equipment and vehicles 316 Other tangible assets 60 Total 510

Interim Fiscal Period ended June 30, 2006	Interim Fiscal Period ended June 30, 2007	Fiscal Year ended December 31, 2006
4. Contingent liabilities (a) Guarantees for unconsolidated subsidiaries and affiliates (¥ millions, foreign currency: thousands) The Bacardi Lion Joint Venture 1,470 (in foreign currency) (AUD17,500) Other (3) 596 (Foreign currencies included in "Other") 4 (AUD50)	4. Contingent liabilities (a) Guarantees for unconsolidated subsidiaries and affiliates (¥ millions, foreign currency: thousands) The Bacardi Lion Joint Venture 1,668 (in foreign currency) (AUD17,500) PT. Kirin—Miwon Foods 1,479 (in foreign currency) (USD12,000) Other (4) 566 (Foreign currencies included in "Other") 4 (AUD50)	4. Contingent liabilities (a) Guarantees for unconsolidated subsidiaries and affiliates (¥ millions, foreign currency: thousands) PT. Kirin—Miwon Foods 2,501 (in foreign currency) (USD21,000) The Bacardi Lion Joint Venture 1,540 (in foreign currency) (AUD17,500) Other (4) 784 (Foreign currencies included in "Other") 4 (AUD50)
(b) Guarantees for employees' housing loan from banks ¥7,959 million	(b) Guarantees for employees' loan from banks Housing loan ¥6,991 million Other (1) ¥173 million	(b) Guarantees for employees' loan from banks Housing loan ¥7,469 million Other (1) ¥60 million
(c) Guarantees for customers (¥ millions, foreign currency: thousands) Southeastern Container, Inc. 1,279 (in foreign currency) (USD11,102) Other (29) 718 (Foreign currencies included in "Other") 629 (AUD7,493) Total 12,025 Arrangements similar to guarantees included in the above: ¥137 million)	(c) Guarantees for customers (¥ millions, foreign currency: thousands) Southeastern Container, Inc. 1,368 (in foreign currency) (USD11,102) Other (31) 573 (Foreign currencies included in "Other") 567 (AUD5,949) Total 12,821 Arrangements similar to guarantees included in the above: ¥120 million)	(c) Guarantees for customers (¥ millions, foreign currency: thousands) Southeastern Container, Inc. 1,322 (in foreign currency) (USD11,102) Other (33) 721 (Foreign currencies included in "Other") 693 (AUD7,877) Total 14,399 Arrangements similar to guarantees included in the above: ¥129 million)
5. Revaluation of land Kirin Beverage Corporation, a consolidated subsidiary, revalued land used for business on December 31, 2001 pursuant to the Law Concerning Land Revaluation (Law No. 34, March 31, 1998) and its amendment effective March 31, 2001. The revaluation difference of the portion attributable to the interests held by the Company was accounted for as "Land revaluation difference" in net assets for the interim fiscal period ended June 30, 2006. ・Method of revaluation: Revaluation was performed by adjusting the road rating pursuant to Article 2, Item 4 of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land (Enforcement Ordinance No. 119, March 31, 1998). Where the road rating is not provided, adjusted valuation of real estate tax prescribed in Article 2, Item 3 of the Law Concerning Land Revaluation was used. ・Date of revaluation: December 31, 2001	5. Revaluation of land Same as the previous fiscal year Same as the previous fiscal year	5. Revaluation of land Kirin Beverage Corporation, a consolidated subsidiary, revalued land used for business on December 31, 2001 pursuant to the Law Concerning Land Revaluation (Law No. 34, March 31, 1998) and its amendment effective March 31, 2001. The revaluation difference of the portion attributable to the interests held by the Company was accounted for as "Land revaluation difference" in net assets for the interim fiscal period ended June 30, 2006. ・Method of revaluation: Revaluation was performed by adjusting the road rating pursuant to Article 2, Item 4 of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land (Enforcement Ordinance No. 119, March 31, 1998). Where the road rating is not provided, adjusted valuation of real estate tax prescribed in Article 2, Item 3 of the Law Concerning Land Revaluation was used. ・Date of revaluation: December 31, 2001 ・Difference between the fair value of the revalued land at the end of the fiscal period and the carrying amount of the revalued land ¥5,307 million

(Consolidated statements of income)

Interim Fiscal Period ended June 30, 2006		Interim Fiscal Period ended June 30, 2007		Fiscal Year ended December 31, 2006	
1. Major elements of selling, general and administrative expenses		1. Major elements of selling, general and administrative expenses		1. Major elements of selling, general and administrative expenses	
	(¥ millions)		(¥ millions)		(¥ millions)
Sales promotion	81,890	Sales promotion	83,695	Sales promotion	176,389
Freight	26,021	Freight	27,441	Freight	53,010
Advertising	38,343	Advertising	38,510	Advertising	66,684
Employees' pension and retirement benefit expenses	3,947	Employees' pension and retirement benefit expenses	4,159	Employees' pension and retirement benefit expenses	8,573
Salaries and wages of employees	46,315	Salaries and wages of employees	50,807	Salaries and wages of employees	94,588
Research and development expenses	14,051	Research and development expenses	13,739	Research and development expenses	28,292
Depreciation	11,639	Depreciation	12,313	Depreciation	24,856
2. Gain on sale of fixed assets		2. Gain on sale of fixed assets		2. Gain on sale of fixed assets	
	(¥ millions)		(¥ millions)		(¥ millions)
Buildings and structures	328	Buildings and structures	143	Buildings and structures	1,706
Land	1,270	Land	1,726	Land	301
Other	50	Other	56	Other	2,007
Total	1,649	Total	1,926		
3. Loss on disposal of fixed assets		3. Loss on disposal of fixed assets		3. Loss on disposal of fixed assets	
	(¥ millions)		(¥ millions)		(¥ millions)
Buildings and structures	371	Buildings and structures	713	Buildings and structures	1,517
Machinery, equipment and vehicles	427	Machinery, equipment and vehicles	859	Machinery, equipment and vehicles	3,953
Other	105	Other	186	Other	570
Total	904	Total	1,759	Total	6,041
4. Loss on sale of fixed assets		4. Loss on sale of fixed assets		4. Loss on sale of fixed assets	
	(¥ millions)		(¥ millions)		(¥ millions)
Buildings and structures	0	Buildings and structures	7	Buildings and structures	70
Machinery, equipment and vehicles	9	Machinery, equipment and vehicles	7	Machinery, equipment and vehicles	25
Other	9	Other	9	Other	31
Total	19	Total	24	Total	127

Interim Fiscal Period ended June 30, 2006	Interim Fiscal Period ended June 30, 2007	Fiscal Year ended December 31, 2006
———	———	5. Loss on impairment During the fiscal year ended December 31, 2006, the Kirin Group (the Company and consolidated subsidiaries) recognized loss on impairment on the following group of assets: Use / Location / Type of assets: Asset used for business (Foods business) / Sayama, Saitama and 1 other / Machinery, equipment and vehicles Idle properties / Kobe, Hyogo and 3 others / Buildings and structures, machinery, equipment and vehicles, and others Assets used for business (Restaurant business) / Meguro-ku, Tokyo / Buildings and structures, and other The Kirin Group classifies fixed assets into groups according to the type of respective business (alcohol beverages, soft drinks, pharmaceuticals, and others) which are the units for making investment decisions. For fixed assets in the real estate business included in "Other", the restaurant business and idle properties, each property or each store is considered to constitute a group. The head office and welfare facilities are classified as corporate assets because they do not generate cash flows independent of other assets or group of assets. Because carrying amounts of certain assets used for business were not recoverable by estimated future cash flows, their carrying amounts were devalued to their recoverable amounts. Carrying amounts of idle properties were devalued to their recoverable amounts, owing to substantial decline in the fair market value. As a result, the Company recognized loss on impairment, which consisted of ¥1,785 million for machinery, equipment and vehicles, ¥1,002 million for buildings and structures, and ¥54 million for other, as special expenses. The recoverable amount of each group of assets is the higher amount of net selling price (fair value less costs to sell) or value in use, which is calculated by discounting future cash flows at an interest rate of 5.0%. In addition to the above, because the most recent operating results of the U.S. subsidiary are below the business plan, in accordance with U.S. GAAP impairment loss of ¥2,912 million was recognized on intangible assets and other (trade marks).

Interim Fiscal Period ended June 30, 2006	Interim Fiscal Period ended June 30, 2007	Fiscal Year ended December 31, 2006
―――	6. Business restructuring expenses Business restructuring expenses represent a premium on retirement benefits resulting from early retirement at one consolidated subsidiary.	6. Business restructuring expenses Business restructuring expenses represent a premium on retirement benefits amounting to ¥584 million resulting from early retirement at one consolidated subsidiary, and some fixed assets revaluation loss amounting to ¥1,858 million and logistics structure renovation cost amounting to ¥2,049 million resulting from production efficiency improvements at one foreign subsidiary.
―――	―――	7. Amortization of goodwill The Company fully amortized goodwill as expenses incurred in accordance with paragraph 32 (1) of JICPA Accounting Committee report No.7 "Practical Guidance for Consolidation Procedures Related to Equity Accounts in Consolidated Financial Statements".
―――	8. Overdue tax payment from the previous fiscal year owed by a foreign subsidiary and deferred incomes taxes The assessed tax amount in regards to a dispute which one of the foreign subsidiaries of the Company had been conducting with the tax authorities in relation to the exemption of bad debt expenses was determined during the interim fiscal period ended June 30, 2006. The interest expenses pertaining to the assessed tax amount were recorded as "Overdue tax payment of foreign subsidiary", and the relevant amount, which was recorded as "Accrued income tax" in the previous fiscal period, was transferred and recorded as "Income taxes - deferred"	―――
―――	―――	9. Loss due to the change in the pension and retirement benefits plan Loss incurred as a result of the Company's partial transition of the pension plan from the lump sum severance payment plan to the defined contribution pension plan.
10. Presentation of income taxes The Company adopted simplified accounting method for income tax effect accounting. Accordingly, deferred income taxes are included in "Income taxes" in the interim consolidated statements of income.	10. Presentation of income taxes Same as the previous fiscal year	―――

(Interim consolidated statement of changes in net assets)

Interim Fiscal Period ended June 30, 2006

1. Type and number of shares outstanding and treasury stock

	Type of shares outstanding	Type of treasury stock
	Common stock	Common stock
Number of shares as of December 31, 2005	984,508,387 shares	28,173,415 shares
Number of shares increased during the interim fiscal period ended June 30, 2006	—	314,392 shares
Number of shares decreased during the interim fiscal period ended June 30, 2006	—	18,335 shares
Number of shares as of June 30, 2006	984,508,387 shares	28,469,472 shares

(* 1) The increase in the number of treasury stock of common stock was due to the purchase of shares which constitute less than one share.

(* 2) The decrease in the number of treasury stock of common stock was due to the sale of shares which constitute less than one unit.

2. Matters related to dividends

(1) Dividend payment

The following resolutions were approved at the ordinary general meeting of shareholders held on March 30, 2006

・Dividends on common stock

a. Total amount of dividends	¥7,172 million
b. Dividend per share	7.50 yen
c. Record date	December 31, 2005
d. Effective date	March 31, 2006

Interim Fiscal Period ended June 30, 2007

1. Type and number of shares outstanding and treasury stock

	Type of shares outstanding	Type of treasury stock
	Common stock	Common stock
Number of shares as of December 31, 2006	984,508,387 shares	29,155,714 shares
Number of shares increased during the interim fiscal period ended June 30, 2007	—	412,777 shares
Number of shares decreased during the interim fiscal period ended June 30, 2007	—	30,220 shares
Number of shares as of June 30, 2007	984,508,387 shares	29,538,271 shares

(* 1) The increase in the number of treasury stock of common stock was due to the purchase of shares which constitute less than one share.

(* 2) The decrease in the number of treasury stock of common stock was due to the sale of shares which constitute less than one unit.

2. Matters related to dividends

(1) Dividend payment

The following resolutions were approved at the ordinary general meeting of shareholders held on March 28, 2007

・Dividends on common stock

a. Total amount of dividends	¥8,598 million
b. Dividend per share	9 yen
c. Record date	December 31, 2006
d. Effective date	March 29, 2007

Fiscal Year ended December 31, 2006

1. Type and number of shares outstanding and treasury stock

	Type of shares outstanding	Type of treasury stock
	Common stock	Common stock
Number of shares as of December 31, 2006	984,508,387 shares	28,173,415 shares
Number of shares increased during the fiscal period ended December 31, 2006	—	1,147,899 shares
Number of shares decreased during the fiscal period ended December 31, 2006	—	165,600 shares
Number of shares as of December 31, 2006	984,508,387 shares	29,155,714 shares

(* 1) The increase in the number of shares was due to the purchase of 811,899 shares which constitute less than one unit, and the purchase of 336,000 shares from opposing shareholders concerning the share exchange with Kirin Beverage Corporation based on Article 797, Paragraph 1 of the Company Law.

(* 2) The decrease in the number of treasury stock of common stock was due to the sale of shares which constitute less than one unit

2. Matters related to dividends

(1) Dividend payment

The following resolutions were approved at the ordinary general meeting of shareholders held on March 30, 2006

・Dividends on common stock

a. Total amount of dividends	¥7,172 million
b. Dividend per share	7.50 yen
c. Record date	December 31, 2005
d. Effective date	March 31, 2006

Approval was obtained for the following resolutions at the meeting of the Board of Directors held on August 10, 2006:

・Dividends on common stock

a. Total amount of dividends	¥7,648 million
b. Dividend per share	8 yen
c. Record date	June 30, 2006
d. Effective date	September 11, 2006

Interim Fiscal Period ended June 30, 2006	Interim Fiscal Period ended June 30, 2007	Fiscal Year ended December 31, 2006
(2) Dividends whose record date is attributable to the interim fiscal period ended June 30, 2006 but to be effective after the said interim fiscal period The following resolutions were approved at the meeting of the Board of Directors held on August 10, 2006 ・Dividends on common stock a. Total amount of dividends ¥7,648 million b. Funds for dividends Retained earnings c. Dividends per share 8 yen d. Record date June 30, 2006 e. Effective date September 11, 2006	(2) Dividends whose record date is attributable to the interim fiscal period ended June 30, 2007 but to be effective after the said interim fiscal period The following resolutions were approved at the meeting of the Board of Directors held on August 3, 2007 ・Dividends on common stock a. Total amount of dividends ¥8,594 million b. Funds for dividends Retained earnings c. Dividends per share 9 yen d. Record date June 30, 2007 e. Effective date September 10, 2007	(2) Dividends whose record date is attributable to the fiscal year ended December 31, 2006 but to be effective after the said fiscal year The following resolutions were approved at the ordinary general shareholders meeting held on March 28, 2007 ・Dividends on common stock a. Total amount of dividends ¥8,598 million b. Funds for dividends Retained earnings c. Dividends per share 9 yen d. Record date December 31, 2006 e. Effective date March 29, 2007
3. Decrease due to change in accounting standards of foreign subsidiaries The Company's subsidiary in Australia, Lion Nathan Ltd. (including its consolidated subsidiaries), adopted the "Australian equivalents to International Financial Reporting Standards (AIFRS)" instead of the Australian accounting standards the Company previously adopted, as the Company was obliged to prepare its interim consolidated financial statements in accordance with AIFRS from the fiscal year commenced January 1, 2005. As a result of changes in accounting standards concerning tax effect accounting, assets revaluation accounting and others due to the adoption of AIFRS, such changes were retroactively applied, retained earnings at the beginning of the current accounting period decreased by ¥6,602 million for the interim fiscal period ended June 30, 2006.	————	3. Decrease due to change in accounting standards of foreign subsidiaries The Company's subsidiary in Australia, Lion Nathan Ltd. (including its consolidated subsidiaries), adopted the "Australian equivalents to International Financial Reporting Standards (AIFRS)" instead of the Australian accounting standards the Company previously adopted, as the Company was obliged to prepare its consolidated financial statements in accordance with AIFRS from the fiscal year commenced January 1, 2005. As a result of changes in accounting standards concerning tax effect accounting, assets revaluation accounting and others due to the adoption of AIFRS, such changes were retroactively applied, retained earnings at the beginning of the current accounting period decreased by ¥6,602 million for the fiscal year ended December 31, 2006.
4. Transfer of foreign currency translation adjustments of foreign subsidiaries and affiliates Effective from the interim fiscal period ended June 30, 2006, in accordance with the application of the Accounting Standard for Presentation of Net Assets in the Balance Sheet and the Accounting Standard for Changes in Net Assets, foreign currency translation adjustments of foreign consolidated subsidiaries and affiliates, previously included in retained earnings, are transferred to "foreign currency translation adjustments" of valuation and translation adjustments.	————	4. Transfer of foreign currency translation adjustments of foreign subsidiaries and affiliates Effective from the fiscal year ended December 31, 2006, in accordance with the application of the Accounting Standard for Presentation of Net Assets in the Balance Sheet and the Accounting Standard for Changes in Net Assets, foreign currency translation adjustments of foreign consolidated subsidiaries and affiliates, previously included in retained earnings, are transferred to "foreign currency translation adjustments" of valuation and translation adjustments.

Interim consolidated statements of cash flows

<table>
<tr><th>Interim Fiscal Period ended June 30, 2006</th><th>Interim Fiscal Period ended June 30, 2007</th><th>Fiscal Year ended December 31, 2006</th></tr>
<tr>
<td>1. Reconciliation of cash and cash equivalents in the interim consolidated balance sheets and interim consolidated statements of cash flows is as follows:
(As of June 30, 2006)

(¥ millions)
Cash 117,060
Marketable securities 349
Fixed term deposits exceeding 3 months (3,058)
Equity securities and bonds, etc. with maturities exceeding 3 months (349)
Short-term loans payable (bank overdraft)) (101)
Cash and cash equivalents 113,900</td>
<td>1. Reconciliation of cash and cash equivalents in the interim consolidated balance sheets and interim consolidated statements of cash flows is as follows:
(As of June 30, 2007)

(¥ millions)
Cash 80,498
Marketable securities 429
Fixed term deposits exceeding 3 months (2,429)
Equity securities and bonds, etc. with maturities exceeding 3 months (429)
Short-term loans payable (bank overdraft)) (130)
Cash and cash equivalents 77,938</td>
<td>1. Reconciliation of cash and cash equivalents in the consolidated balance sheets and consolidated statements of cash flows is as follows:
(As of December 31, 2007))

(¥ millions)
Cash 89,483
Marketable securities 675
Fixed term deposits exceeding 3 months (2,778)
Equity securities and bonds, etc. with maturities exceeding 3 months (675)
Short-term loans payable (bank overdraft)) (115)
Cash and cash equivalents 86,588</td>
</tr>
</table>

(Lease transactions)

Interim Fiscal Period ended June 30, 2006

Lessee – Finance lease

1. Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows:

(1) Purchase price equivalents, accumulated depreciation equivalents and interim book value equivalents of leased properties

(¥ millions)

	Purchase price equivalents	Accumulated depreciation equivalents	Interim book value equivalents
Machinery, equipment and vehicles	2,650	1,443	1,206
Other property, plant and equipment (tools and equipment)	5,788	3,811	1,977
Total	8,438	5,255	3,183

(2) Lease commitments at end of interim fiscal period

	(¥ millions)
Due within one year	1,433
Due over one year	1,839
Total	3,273

(3) Lease expenses, depreciation equivalents and interest expense equivalents

	(¥ millions)
Lease expenses	1,060
Depreciation equivalents	944
Expense equivalents	51

(4) Method of calculation of depreciation equivalents

Depreciation equivalents are calculated on the straight-line method over the lease terms without residual value.

(5) Allocation of interest expense equivalents

Differences between total lease expenses and purchase price equivalents of the leased properties comprise interest expense equivalents and insurance, maintenance and certain other operating costs. Interest expense equivalents are allocated using the interest method over the lease terms.

2. Lessee lease – Operating lease

Lease commitments at the end of interim fiscal period

	(¥ millions)
Due within one year	1,974
Due over one year	5,080
Total	7,054

Interim Fiscal Period ended June 30, 2007

Lessee – Finance lease

1. Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows:

(1) Purchase price equivalents, accumulated depreciation equivalents and interim book value equivalents of leased properties

(¥ millions)

	Purchase price equivalents	Accumulated depreciation equivalents	Interim book value equivalents
Machinery, equipment and vehicles	2,631	1,547	1,084
Other property, plant and equipment (tools and equipment)	5,545	3,045	2,499
Total	8,176	4,592	3,584

(2) Lease commitments at end of interim fiscal period

	(¥ millions)
Due within one year	1,455
Due over one year	2,245
Total	3,700

(3) Lease expenses, depreciation equivalents and interest expense equivalents

	(¥ millions)
Lease expenses	838
Depreciation equivalents	782
Expense equivalents	38

(4) Method of calculation of depreciation equivalents

Same as the previous fiscal year

(5) Allocation of interest expense equivalents

Same as the previous fiscal year

2. Lessee lease – Operating lease

Lease commitments at the end of interim fiscal period

	(¥ millions)
Due within one year	2,112
Due over one year	5,307
Total	7,420

Fiscal Year ended December 31, 2006

Lessee – Finance lease

1. Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows:

(1) Purchase price equivalents, accumulated depreciation equivalents and book value equivalents of leased properties

(¥ millions)

	Purchase price equivalents	Accumulated depreciation equivalents	Book value equivalents
Machinery, equipment and vehicles	2,658	1,454	1,204
Other property, plant and equipment (tools and equipment)	5,823	3,828	1,995
Total	8,482	5,282	3,199

(2) Lease commitments

	(¥ millions)
Due within one year	1,306
Due over one year	1,624
Total	2,930

(3) Lease expenses, depreciation equivalents and interest expense equivalents

	(¥ millions)
Lease expenses	2,167
Depreciation equivalents	1,935
Expense equivalents	101

(4) Method of calculation of depreciation equivalents

Same as the previous fiscal year

(5) Allocation of interest expense equivalents

Same as the previous fiscal year

2. Lessee lease – Operating lease

Lease commitments

	(¥ millions)
Due within one year	2,199
Due over one year	5,418
Total	7,617

(SECURITIES)

For the 6 months ended June 30, 2006

1. Held-to-maturity debt securities with fair market value (¥ millions)

	Interim book value	Fair market value	Difference
Governmental/municipal bonds	789	780	(8)
Corporate bonds	200	200	0
Total	989	981	(8)

2. Available-for-sale securities with fair market value (¥ millions)

	Acquisition cost	Interim book value	Difference
Equity securities	143,368	338,374	195,006
Total	143,368	338,374	195,006

3. Interim book value of major securities not measured at fair market value

Available-for-sale securities
Unlisted equity securities ¥9,381 million

4. Impairment loss on investment securities

Impairment losses of ¥21 million were recognized in the interim consolidated statements of income as "Loss on devaluation of investment securities", for available-for-sale securities for the six months ended June 30, 2006. Where the fair market value of available-for-sale securities has declined by more than 30% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, unless the value is considered recoverable. For available-for-sale securities without fair market value, when the substantive value of those securities has declined by more than 50% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized in the interim consolidated statements of income on those securities, except for the cases where the recoverability of the value of those securities in the future is supported by reasonable grounds.

For the 6 months ended June 30, 2007

1. Held-to-maturity debt securities with fair market value (¥ millions)

	Interim book value	Fair market value	Difference
Governmental/municipal bonds	839	833	(6)
Corporate bonds	—	—	—
Total	839	833	(6)

2. Available-for-sale securities with fair market value (¥ millions)

	Acquisition cost	Interim book value	Difference
Equity securities	149,820	421,856	272,035
Other	145	164	18
Total	149,966	422,020	272,054

3. Interim book value of major securities not measured at fair market value

Available-for-sale securities
Unlisted equity securities ¥17,214 million

4. Impairment loss on investment securities

Impairment losses of ¥144 million were recognized in the interim consolidated statements of income as "Loss on devaluation of investment securities", for available-for-sale securities for the six months ended June 30, 2006. Where the fair market value of available-for-sale securities has declined by more than 30% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, unless the value is considered recoverable. For available-for-sale securities without fair market value, when the substantive value of those securities has declined by more than 50% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized in the interim consolidated statements of income on those securities, except for the cases where the recoverability of the value of those securities in the future is supported by reasonable grounds.

For the year ended December 31, 2006

1. Held-to-maturity debt securities with fair market value (¥ millions)

	Book value	Fair market value	Difference
Governmental/municipal bonds	889	885	(4)
Corporate bonds	200	200	0
Total	1,089	1,085	(4)

2. Available-for-sale securities with fair market value (¥ millions)

	Acquisition cost	Book value	Difference
Equity securities	149,494	363,548	214,054
Other	191	208	17
Total	149,685	363,757	214,071

3. Book value of major securities not measured at fair market value

Available-for-sale securities
Unlisted equity securities ¥17,350 million

4. Impairment loss on investment securities

Impairment losses of ¥195 million were recognized in the consolidated statements of income as "Loss on devaluation of investment securities", for available-for-sale securities for the fiscal year ended December 31, 2007. Where the fair market value of available-for-sale securities has declined by more than 30% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, unless the value is considered recoverable. For available-for-sale securities without fair market value, when the substantive value of those securities has declined by more than 50% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, except for the cases where the recoverability of the value of those securities in the future is supported by reasonable grounds.

(DERIVATIVE TRANSACTIONS)

For the 6 months ended June 30, 2006

Interest-related transactions (¥ millions)

	Type of transaction	Notional amount	Portion due after one year included herein	Fair value	Unrealized gain (loss)
Non-market transactions	Interest rate swap				
	Receive fixed, pay floating	3,457	—	(80)	(80)
Total		3,457	—	(80)	(80)

(* 1) Fair value of swaps is based on, among others, the prices obtained from the financial institutions.

(* 2) Because derivative transactions utilized by the Kirin Group (the Company and consolidated subsidiaries other than the above) are applied by hedge accounting, they are not included in the above.

For the 6 months ended June 30, 2007

Interest-related transactions (¥ millions)

	Type of transaction	Notional amount	Portion due after one year included herein	Fair value	Unrealized gain (loss)
Non-market transactions	Interest rate swap				
	Receive fixed, pay floating	1,262	1,262	(60)	(60)
	Receive floating, pay fixed	1,262	1,262	29	29
	Receive floating, pay floating	2,000	2,000	5	5
	Interest rate cap trading				
	Buy	1,907	1,907	14	14
	Interest rate floor trading				
	Sell	1,907	1,907	(5)	(5)
Total		8,339	8,339	(17)	(17)

(* 1) Fair value is based on, among others, the prices obtained from the financial institutions.

(* 2) Because derivative transactions utilized by the Kirin Group (the Company and consolidated subsidiaries other than the above) are applied by hedge accounting, they are not included in the above.

Year ended December 31, 2006

Interest-related transactions (¥ millions)

	Type of transaction	Notional amount	Portion due after one year included herein	Fair value	Unrealized gain (loss)
Non-market transactions	Interest rate swap				
	Receive fixed, pay floating	4,726	1,153	(70)	(70)
	Receive floating, pay fixed	1,153	1,153	(6)	(6)
	Receive floating, pay floating	2,000	2,000	6	6
	Interest rate cap trading				
	Buy	2,641	—	5	5
	Interest rate floor trading				
	Sell	2,641	—	—	—
Total		13,163	4,306	(66)	(66)

(* 1) Fair value of swaps is based on, among others, the prices obtained from the financial institutions.

(* 2) Because derivative transactions utilized by the Kirin Group (the Company and consolidated subsidiaries other than the above) are applied by hedge accounting, they are not included in the above.

(SEGMENT INFORMATION)

1. Business segment information

(¥ millions)

	6 months ended June 30, 2006						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
1. Sales and operating income:							
Sales							
Unaffiliated customers	496,716	181,097	31,260	73,647	782,722	—	782,722
Inter-segment	1,615	35	—	46,584	48,236	(48,236)	—
Total sales	498,332	181,133	31,260	120,232	830,958	(48,236)	782,722
Operating expenses	465,123	175,770	26,301	118,120	785,315	(47,584)	737,730
Operating income	33,209	5,362	4,959	2,111	45,642	(651)	44,991

(¥ millions)

	6 months ended June 30, 2007						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
1. Sales and operating income:							
Sales							
Unaffiliated customers	531,445	192,215	31,482	80,877	836,020	—	836,020
Inter-segment	2,244	27	—	47,928	50,200	(50,200)	—
Total sales	533,689	192,242	31,482	128,805	886,221	(50,200)	836,020
Operating expenses	501,863	186,689	26,609	127,011	842,173	(49,034)	793,139
Operating income	31,826	5,552	4,872	1,794	44,047	(1,165)	42,881

(¥ millions)

	Year ended December 31, 2006						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
1. Sales and operating income:							
Sales							
Unaffiliated customers	1,063,318	392,729	67,245	142,653	1,665,946	—	1,665,946
Inter-segment	3,365	70	—	112,799	116,235	(116,235)	—
Total sales	1,066,683	392,800	67,245	255,453	1,782,182	(116,235)	1,665,946
Operating expenses	983,408	373,086	55,200	251,889	1,663,584	(113,995)	1,549,588
Operating income	83,275	19,714	12,044	3,563	118,598	(2,240)	116,358

(Notes) 1. Type and nature of products are considered in classification of business segments. Main products by each segment are as follows;

Business segment	Main products
Alcohol beverages	Beer, sparkling malt liquor (*Happo-shu*), New genre, whiskey, spirits, wine, etc.
Soft drinks	Soft drinks and other drinks
Pharmaceuticals	Pharmaceutical products
Others	Engineering, logistics, floriculture, etc.

2. Unallocable operating expenses included in "Eliminations or Corporate" are as follows:
   - 6 months ended June 30, 2006 — ¥1,055 million, mainly consists of costs for research and development of basic technologies.
   - 6 months ended June 30, 2007 — ¥1,249 million, mainly consists of costs for research and development of basic technologies.
   - Year ended December 31, 2006 — ¥2,358 million, mainly consists of costs for research and development of basic technologies.

3. As discussed in "SIGNIFICANT ACCOUNTING POLICIES", "4. Accounting policies (3) Method of providing major allowances and reserves", effective from the year ended December 2006, the Company recorded "Allowance for employees' bonuses".

   The effect of this change in method of accounting was to increase operating expenses by ¥1,181 million in the Alcohol Beverages business, ¥327 million in the Pharmaceuticals business and was to decrease operating income by the same amount, respectively, compared with what would have been recorded under the previous method. In addition, the effect on operating income of other segments is immaterial.

2. Geographical segment information

(¥ millions)

	6 months ended June 30, 2006					
	Japan	Asia / Oceania	Others	Total	Eliminations or Corporate	Consolidated
Sales						
Unaffiliated customers	657,158	93,499	32,064	782,722	—	782,722
Inter-segment	1,279	627	1,961	3,868	(3,868)	—
Total sales	658,437	94,126	34,026	786,590	(3,868)	782,722
Operating expenses	633,019	76,420	31,068	740,508	(2,777)	737,730
Operating income	25,418	17,706	2,957	46,082	(1,090)	44,991

(¥ millions)

	6 months ended June 30, 2007					
	Japan	Asia / Oceania	Others	Total	Eliminations or Corporate	Consolidated
Sales						
Unaffiliated customers	697,416	106,336	32,267	836,020	—	836,020
Inter-segment	1,539	1,006	2,362	4,908	(4,908)	—
Total sales	698,955	107,343	34,630	840,928	(4,908)	836,020
Operating expenses	677,250	87,412	31,992	796,655	(3,516)	793,139
Operating income	21,704	19,930	2,637	44,273	(1,391)	42,881

(¥ millions)

	Year ended December 31, 2006					
	Japan	Asia / Oceania	Others	Total	Eliminations or Corporate	Consolidated
Sales						
Unaffiliated customers	1,430,229	177,807	57,909	1,665,946	—	1,665,946
Inter-segment	2,671	1,265	3,586	7,523	(7,523)	—
Total sales	1,432,901	179,073	61,495	1,673,469	(7,523)	1,665,946
Operating expenses	1,349,688	148,535	56,693	1,554,917	(5,328)	1,549,588
Operating income	83,212	30,537	4,802	118,552	(2,194)	116,358

(Notes) 1. Geographical distances are considered in classification of country or area. Major countries or areas included in each segment except for Japan are as follows:

Asia, Oceania	East Asia, Southeast Asia, Oceania
Others	U.S.A., Europe

2. Amounts and major items included in "Eliminations or Corporate" are the same as Notes 3, 4 and 5 described in "1. Business segment information".

3. As discussed in "SIGNIFICANT ACCOUNTING POLICIES", "4. Accounting policies (3) Method of providing major allowances and reserves", effective from the Year ended December 31, 2006, the Company recorded "Allowance for employees' bonuses.

The effect of this change in method of accounting was to increase operating expenses of the "JAPAN" segment by ¥1,560 million and was to decrease operating income by the same amount compared with what would have been recorded under the previous method. In addition, there is no effect on operating income of other segments.

3. Overseas sales

(¥ millions)

	6 months ended June 30, 2006		
	Asia / Oceania	Others	Total
Overseas sales	95,987	33,076	129,063
Consolidated sales	—	—	782,722
Percentage of overseas sales over consolidated sales	12.3%	4.2%	16.5%

(¥ millions)

	6 months ended June 30, 2007		
	Asia / Oceania	Others	Total
Overseas sales	110,548	34,246	144,795
Consolidated sales	—	—	836,020
Percentage of overseas sales over consolidated sales	13.2%	4.1%	17.3%

(¥ millions)

	Year ended December 31, 2006		
	Asia / Oceania	Others	Total
Overseas sales	183,588	59,871	243,460
Consolidated sales	—	—	1,665,946
Percentage of overseas sales over consolidated sales	11.0%	3.6%	14.6%

(Notes) 1. Geographical distances are considered in classification of country or area. Major countries or areas included in each segment are as follows:

Asia, Oceania	East Asia, Southeast Asia, Oceania
Others	U.S.A., Europe

2. Overseas sales represent sales of the Company and consolidated subsidiaries to countries and areas outside of Japan.

(Business combinations, etc.)

Interim Fiscal Period ended June 30, 2006

None

Interim Fiscal Period ended June 30, 2007

Disclosure has been omitted because there have been no significant business combinations for the interim fiscal period ended June 30, 2006.

Fiscal Year ended December 31, 2006

Making Kirin Beverage Corporation a wholly-owned subsidiary by share exchange

(1) Corporate name and business of entity combined, legal form of business combination, name and business contents of corporation post-share exchange, outline of transaction including purpose

a. Corporate name and business of entity combined
   (i) Name: Kirin Beverage Corporation
   (ii) Business: Production and sale of soft drinks

b. Legal form of business combination
   Share exchange

c. Corporate name after business combination
   Kirin Brewery Company, Limited

d. Overview of the transaction including its purpose

The Company adopted a resolution at its Board of Directors meeting on July 10, 2006 to make Kirin Beverage Corporation ("Kirin Beverage") a wholly-owned subsidiary through a share exchange (the "Share Exchange"), and they entered into a share exchange agreement (the "Share Exchange Agreement").With the aim of making Kirin Beverage a wholly-owned subsidiary, the Company conducted a tender offer for the shares of Kirin Beverage between May 12, 2006 and June 15, 2006. As of July 10, 2006, the Company held 97.07% (53,392,016 shares) of the total amount of issued shares of Kirin Beverage (55,002,370 shares). The Company and Kirin Beverage agreed to make Kirin Beverage a wholly-owned subsidiary of the Company and executed the Share Exchange Agreement on July 10, 2006 as one part of the corporate restructuring of the Kirin Group, which was aiming to realize a bold allocation of resources to the soft drink industry and enhance synergies within the Kirin Group. The Share Exchange Agreement came into effect on October 1, 2006, and the Company made Kirin Beverage a wholly-owned subsidiary.

The Company obtained the approval of the Minister of Finance with respect to its business restructuring plan pursuant to the Industrial Revitalization Law and the approval as required in respect of share exchange for cash consideration under Article 12, Paragraph 9 of the Industrial Revitalization Law prior to the revision under Article 449 of the Law Concerning Developments of Related Laws in Enforcement of the Company Law, which remains effective by virtue of the provision of Article 450, Paragraph 7 of the same law. In accordance with the Share Exchange Agreement, in lieu of the issuance of shares, cash delivery was made to the common stock shareholders of Kirin Beverage who were on the final shareholders registry (including beneficial shareholders, but excluding the Company) as of September 30, 2006 (one day prior to the effective date of the Share Exchange). Such cash delivery was made for consideration of 3,350 yen per share of common stock.

(2) Overview of the accounting treatment

The Company implemented accounting treatment for consolidated and non-consolidated financial statements provided in "Chapter 3, Article 4 Accounting treatment for transactions under common control, etc, Paragraph 2 Transactions with minority shareholders of the Accounting Standard for Business Combinations". The Share Exchange was implemented delivering cash as consideration, and hence the accounting treatment is similar to that provided in "Chapter 4, Article 5 Additional acquisition of shares of subsidiaries of Financial Accounting Standard on Consolidated Financial Statements".

(3) Matters concerning additional acquisition of shares of subsidiaries

a. Acquisition cost and its breakdown

Consideration for acquisition	
Cash	¥5,394 million
Expenditure directly required for acquisition	¥104 million
Acquisition cost	¥5,499 million

b. Amount of money delivered for the Share Exchange and method of calculation
   (i) Amount of money delivered
   3,350 yen per share of common stock

Number of shares acquired: 1,610,354 shares

(ii) Method of calculation of the money delivered
The Company decided that the amount of money to be delivered for the share exchange should be the same as the tender offer price, through discussions between the Company and Kirin Beverage, comprehensively taking into account various elements, including the purchase price of the tender offer launch by the Company for shares of Kirin Beverage, the financial condition of Kirin Beverage and the past share price levels of Kirin Beverage.
When the above mentioned discussions were conducted, the Company referred to the report on calculation of the share value of Kirin Beverage prepared by Nomura Securities Co., Ltd. as a third-party appraiser, while Kirin Beverage referred to a similar report prepared by Mitsubishi UFJ Securities Co., Ltd, also a third-party appraiser.

c. Amount of goodwill incurred, reason the goodwill was incurred, and method and period of amortization
(i) Amount of goodwill: ¥2,777 million.
(ii) Reason for the goodwill being incurred
The goodwill arose as a result of the excess earning power of Kirin Beverage and the payment of premiums for making Kirin Beverage a wholly-owned subsidiary with the aim of enhancing intra-group synergies.
(iii) Method and period of amortization
Equal amortization over a period of 20 years.

d. Amount allocated as research and development expenses, etc. as part of the acquisition cost, and its details.
None

(Per share information)

6 months ended June 30, 2006	6 months ended June 30, 2007	Year ended December 31, 2006
Shareholders' equity per share: ¥ 1,014.71	Shareholders' equity per share: ¥ 1,100.00	Shareholders' equity per share: ¥ 1,040.44
Net income per share (interim): ¥ 19.84	Net income per share (interim): ¥ 17.59	Net income per share: ¥ 55.98
Net income per share (interim) (Diluted) was not presented because there was no potential common stock outstanding.	Same as the previous fiscal year	Net income per share (Diluted) was not presented because there was no potential common stock outstanding.

Note: The basis for calculation of net income per share was as follows:

	6 months ended June 30, 2006	6 months ended June 30, 2007	Year ended December 31, 2006
Total net assets (¥ millions)	—	1,092,122	1,043,724
Amounts deducted from total net assets (¥ millions)	—	41,658	49,734
(minority interest included in the above) (¥ millions)	(—)	(41,658)	(49,734)
Net assets attributable to common stock at the end of year (¥ millions)	—	1,050,464	993,989
Number of common shares used to calculate net assets per share at the end of the period (thousand shares)	—	954,970	955,352

Note: The basis for calculation of net income per share was as follows:

	6 months ended June 30, 2006	6 months ended June 30, 2007	Year ended December 31, 2006
Net income (¥ millions)	18,973	16,796	53,512
Amounts not attributable to common stock (¥ millions)	—	—	—
Net income attributable to common stock (¥ millions)	18,973	16,796	53,512
Average number of common shares outstanding during the period (thousand shares)	956,172	955,135	955,956

(Subsequent events)

Interim Fiscal Period ended June 30, 2006	Interim Fiscal Period ended June 30, 2007	Fiscal Year ended December 31, 2006
Making Kirin Beverage Corporation a wholly-owned subsidiary The Company adopted a resolution at its Board of Directors meeting on July 10, 2006 to make Kirin Beverage Corporation ("Kirin Beverage") a wholly-owned subsidiary through a share exchange (the "Share Exchange"), and entered into a share exchange agreement (the "Share Exchange Agreement"). (1) Corporate name and business of corporation combined, legal form of business combination, overview of transaction including its purpose a. Name, address, representative, paid-in capital, business and legal form of business combination (i) Name: Kirin Beverage Corporation (ii) Address: 1 Kanda Izumi-cho, Chiyoda-ku, Tokyo (iii) Representative: President and Representative Director, Yoshikazu Arai (iv) Paid-in capital: ¥8,416 million (as of June 30, 2006) (v) Business contents: Production and sale of soft drinks (vi) Legal form of business combination: Share exchange	**Changes in classification of business segments** The Company introduced the pure holding company system and implemented a restructuring of the Kirin Group's management structure on July 1, 2007. In governing the Kirin Group, clarification of the roles and responsibilities between the holding company and the operating companies will be made and the independence and mobility of each operating company will also be enhanced, while the holding company seeks to achieve a quantum leap in growth and create a group premium. Accordingly, the Company changed its method of business segment classification. Where previously segments were classified "in consideration of the type and nature of products", in view of the new management structure, business segments are now classified "based on business management framework in consideration of the type and nature of products". Due to this change, businesses such as engineering and logistics, which had previously been included in the "Others" segment, have been reclassified in to the "Alcohol Beverages" segment, as these businesses are managed as ancillary businesses closely connected with the alcohol beverages business. ¥16,705 million in sales to unaffiliated customers by businesses such as engineering, logistics etc. included in the "Others" segment in the interim consolidated fiscal period ended June 30, 2007 will be included in the "Alcohol beverages" segment after the introduction of the pure holding company system.	————

b.. Purpose of the share exchange With the aim of making Kirin Beverage a wholly-owned subsidiary, the Company conducted a tender offer for the shares of Kirin Beverage between May 12, 2006 and June 15, 2006. As of July 10, 2006, the Tender Offer held 97.07% (53,392,016 shares) of the total amount of issued shares of Kirin Beverage (55,002,370 shares). The Company and Kirin Beverage agreed to make Kirin Beverage a wholly-owned subsidiary of the Company and entered into the Share Exchange Agreement on July 10, 2006 as a part of the corporate restructuring of the Kirin Group, which was aiming to realize a dramatic allocation of resources to the soft drink industry and enhance synergies within the Kirin Group. c. Share Exchange method and details of the Share Exchange Agreement (i) Share exchange method The Company obtained the approval of the Minister of Finance with respect to its business restructuring plan pursuant to the Industrial Revitalization Law and the approval as required in respect of share exchange for cash consideration under Article 12, Paragraph 9 of the Industrial Revitalization Law prior to the revision under Article 449 of the Law Concerning Developments of Related Laws in Enforcement of the Company Law, which remains effective by virtue of the provision of Article 450, Paragraph 7 of the same law. In accordance with the Share Exchange Agreement, in lieu of the issuance of shares, cash delivery shall be made to the common stock shareholders of Kirin Beverage who are on the final shareholders registry (including beneficial shareholders, but excluding the Company) as of September 30, 2006 (one day prior to the effective date of the Share Exchange). Such cash delivery shall be made for consideration of 3,350 yen per share of the common stock. The total cash to be delivered is estimated at ¥5,394 million.		

(ii) Details of the Share Exchange Agreement The agreement provides for the Company to become the parent company and Kirin Beverage to become its wholly-owned subsidiary through a share exchange. (iii) Effective date of the Share Exchange October 1, 2006 (scheduled) Although the shares of Kirin Beverage were listed on the Tokyo Stock Exchange (TSE) (First section), with the execution of the Share Exchange Agreement the shares were delisted in accordance with the standards for the delisting of shares from the TSE on August 11, 2006. 2. Outline of the accounting treatment The Company shall implement accounting treatment for consolidated and non-consolidated financial statements provided in "Chapter 3, Article 4 Accounting treatment for transactions under common control, etc, Paragraph 2 Transactions with minority shareholders" of the "Accounting Standard for Business Combinations". The Share Exchange shall be implemented delivering cash as consideration, and hence the accounting treatment is similar to that provided in "Chapter 4, Article 5 Additional acquisition of shares of subsidiaries" of "Financial Accounting Standard on Consolidated Financial Statements".		

2. In Case of an Organization other than a Corporation

N/A

3. In Case of an Individual

N/A

III. Share Certificates Owned and Traded by the Tender Offeror and Specially Related Parties

1. Ownership of Share Certificates as of the Date Hereof

(1) Total Number of Share Certificates Owned by the Tender Offeror and/or Specially Related Parties

	Number of Share Certificates Owned	Number of Share Certificates Provided for in Article 7, Paragraph 1, Item 2 of the Enforcement Order	Number of Share Certificates Provided for in Article 7, Paragraph 1, Item 3 of the Enforcement Order
Share Certificate	1,000 (shares)	—	—
Certificate of Stock Acquisition Rights	—	—	—
Bond Certificate with Stock Acquisition Rights	—	—	—
Trust Beneficiary Certificate for Share Certificates	—	—	—
Depositary Receipt for Share Certificates	—	—	—
Total	1,000 (shares)	—	—
Total Number of Share Certificates Owned	1,000 (shares)	—	—
(Total Number of Latent Share Certificates)	(—)	—	—

(2) Ownership of Share Certificates by Tender Offeror

	Number of Share Certificates Owned	Number of Share Certificates Provided for in Article 7, Paragraph 1, Item 2 of the Enforcement Order	Number of Share Certificates Provided for in Article 7, Paragraph 1, Item 3 of the Enforcement Order
Share Certificate	1,000 (shares)	—	—
Certificate of Stock Acquisition Rights	—	—	—
Bond Certificate with Stock Acquisition Rights	—	—	—
Trust Beneficiary Certificate for Share Certificates	—	—	—
Depositary Receipt for Share Certificates	—	—	—
Total	1,000 (shares)	—	—
Total Number of Share Certificates Owned	1,000 (shares)	—	—
(Total Number of Latent Share Certificates)	(—)	—	—

(3) Ownership of Share Certificates by Specially Related Parties (in aggregate)

N/A

(4) Ownership of Share Certificates by Each Specially Related Party

N/A

2. Trading of Share Certificates

(1) Sixty-day period prior to the date of the Tender Offer Explanatory Statement

Name or Trade Name	Class of Shares	Increase in Number of Shares	Decrease in Number of Shares	Balance
Kirin Holdings Company, Limited	Common Stock	1,000 shares (1,000 shares) (Note)	—	1,000 shares (1,000 shares)

(Note) Kirin Holdings acquired 1,000 shares of common stock of the Target Company from Mr. Manabu Suzuki through a negotiated transaction pursuant to a share transfer agreement dated October 11, 2007.

3. Material Contracts Concerning Share Certificates

As described in "3. Purpose of Tender Offer" of "I. Terms and Conditions of Tender Offer", the Tender Offeror entered into the Integration Agreement, (please refer to "2. Agreements between Tender Offeror and Target Company or its Directors and Officers" of "IV. Transactions between Tender Offeror and Target Company") with the Target Company and Kirin Pharma on October 22, 2007. In the Integration Agreement, the Kirin Group agreed not to acquire any new shares/stock acquisition rights of the Target Company, or dispose (including sale or disposition as collateral) of shares/stock acquisition rights of the Target Company which the Kirin Group holds for a period of 10 years from the date of the execution of the Integration Agreement, except as prescribed, without the consent of the Target Company.

4. Contract of Purchase, etc. of Share Certificates after the Date Hereof

As described in "3. Purpose of Tender Offer" of "I. Terms and Conditions of Tender Offer", in the Integration Agreement, if the number of shares purchased through the Tender Offer is less than 111,578,000 shares (the maximum number of shares to be purchased), conditioned upon approval being obtained at the Extraordinary Meeting of Shareholders of Kyowa Hakko which the Target Company plans to convene promptly after the completion of the Tender Offer for (i) the Share Exchange Agreement with respect to the Share Exchange described below, and (ii) other agenda items necessary for the execution of the Integration, the Target Company agrees to allocate new shares to the Tender Offeror. Specifically, the Target Company will allocate new shares to the Tender Offeror, through the Third Party Allocation of New Shares, at 1,500 yen per share, with the stock payment date set for March 2008, in the amount necessary for the Tender Offeror to acquire, in conjunction with the shares of common stock delivered to the Tender Offeror in the Share Exchange between the Target Company and Kirin Pharma as described below, shares equivalent to 50.10% of the Standard Number of Shares of the Target Company as of the effective date of the Share Exchange, and the Tender Offeror agreed to underwrite such allocation. If the Third Party Allocation of New Shares is implemented, the Target Company will obtain approval for the transaction by a special resolution at the Extraordinary Meeting of Shareholders.

In addition, in the Integration Agreement, the Tender Offeror also agreed that, after the Tender Offer, the Target Company and Kirin Pharma will implement a Share Exchange (effective as of April 1, 2008). As a result, Kirin Pharma will become a wholly owned subsidiary of the Target Company and the Tender Offeror shall become the parent company holding, in conjunction with the shares acquired through the Tender Offer and related transactions, shares equivalent to 50.10%

of the Standard Number of Shares of the Target Company. In the Share Exchange, 8,862 shares (Note) of common stock of the Target Company will be allocated and delivered for each share of common stock of Kirin Pharma, for a total of 177,240,000 shares. The Share Exchange shall be implemented only upon the occurrence of either (i) the completion of the purchase of 111,578,000 shares, equivalent to the maximum number of shares scheduled to be purchased by the Tender Offeror in the Tender Offer, or (ii) the completion of the Third Party Allocation of New Shares after the completion of the Tender Offer.

(Note) Treasury shares of Kirin Pharma are scheduled to be cancelled by the day before the Share Exchange becomes effective.

IV. Transactions between Tender Offeror and Target Company

1. Transactions between Tender Offeror and Target Company or its Directors and Officers, and Contents Thereof

(1) Transactions between Tender Offeror and Target Company

None

(2) Transactions between Tender Offeror and Directors/Officers of Target Company

None

2. Agreements between Tender Offeror and Target Company or its Directors and Officers

The Board of Directors of the Target Company has approved the Tender Offer.
The Tender Offeror entered into the Integration Agreement with the Target Company and Kirin Pharma on October 22, 2007 with respect to the Integration between the Target Company and Kirin Pharma, among others. The description of the Integration Agreement is as follows:

(1) Process of the Integration

The Integration shall be conducted through the processes specified in (a) through (d) below.

(a) The Tender Offeror shall commence the Tender Offer for the common stock of the Target Company.

(b) If the number of shares purchased through the Tender Offer is less than 111,578,000 shares (the maximum number of shares to be purchased), conditioned upon approval being obtained at the Extraordinary Meeting of Shareholders of Kyowa Hakko which the Target Company plans to convene promptly after the completion of the Tender Offer, for (i) the Share Exchange Agreement and (ii) other agenda items necessary for the execution of the Integration, the Target Company will allocate new shares to the Tender Offeror through a third party allocation of new shares, at 1,500 yen per share, with the stock payment date set for March 25, 2008, in the amount necessary to enable the Tender Offeror to acquire, in conjunction with the shares of common stock delivered to the Tender Offeror in the Share Exchange between the Target Company and Kirin Pharma as described below, shares equivalent to 50.10% of the Standard Number of Shares of the Target Company as of the effective date of the Share Exchange. If the Third Party Allocation of New Shares is implemented, the Target Company will obtain approval for the transaction by a special resolution at the Extraordinary Meeting of Shareholders.

(c) After the Tender Offer, the Target Company and Kirin Pharma will implement the Share Exchange (effective as of April 1, 2008). As a result, Kirin Pharma will become a wholly owned subsidiary of the Target Company and the Tender Offeror shall become the parent company holding, in conjunction with the shares acquired through the Tender Offer and related transactions, shares equivalent to 50.10% of the Standard Number of Shares of the Target Company. In the Share Exchange, 8,862 shares of the Target Company will be allocated and delivered for each share of common stock of Kirin Pharma, for a total of 177,240,000 shares. Provided, that the Share Exchange shall be implemented conditioned upon the occurrence of either (i) the completion of the purchase of the number of shares equivalent to the maximum number of shares scheduled to be purchased (111,578,000 shares) by the Tender Offeror in the Tender Offer, or (ii) the completion of the Third Party Allocation of New Shares after the completion of the Tender Offer. Treasury shares of Kirin Pharma are scheduled to be cancelled the day before the Share Exchange becomes effective.

(d) Subject to the Share Exchange becoming effective, the Target Company and Kirin Pharma will merge, with the Target Company as the Surviving Company and Kirin Pharma as the merging company (the effective date of the merger shall be October 1, 2008).

(2) Upper-limit on the amount of distribution

It is confirmed that, with respect to the calculation of the Purchase Price, the amount to be paid in relation to the Third Party Allocation of New Shares, and the Ratio of the Standard Number of Shares, negotiations have been conducted on the assumption that (a) the Target Company will make a distribution of surplus of up to 5 yen per share at the ordinary general meeting of shareholders for the fiscal year ending March 31, 2008, and (b) Kirin Pharma will make a distribution of surplus of up to 230,000 yen per share at the ordinary general meeting of shareholders for the fiscal year ending December 31, 2007.

(3) Extraordinary Meeting of Shareholders of the Target Company

Promptly after entering into the Integration Agreement, the Target Company shall convene the Extraordinary Meeting of Shareholders of Kyowa Hakko, submit agendas necessary to execute the Integration and to implement changes to its management structure associated with the Integration, and cooperate in the strongest reasonable matter to obtain approval for such agendas to the extent permitted by applicable laws and regulations. The Target Company shall set the record date for the Extraordinary Meeting of Shareholders on a date subsequent to the settlement date of the Tender Offer, in order for the Tender Offeror to be able to exercise its voting rights with respect to the shares of the Target Company purchased through the Tender Offer, at the Extraordinary Meeting of Shareholders.

(4) Changes in the management structure of the Target Company associated with the Integration

After the Share Exchange becomes effective, the President and Representative Director of the Target Company shall remain in the same position, for the time being. Furthermore, the Target Company shall, subject to the Share Exchange becoming effective, make changes to its management structure pursuant to the Integration Agreement at the Extraordinary Meeting of Shareholders of Kyowa Hakko, including seeking approval of the agenda with respect to (i) electing two persons appointed by the Tender Offeror as Directors of the Target Company, and (ii) electing one of the Directors appointed by the Tender Offeror as President and Representative Director of the Target Company.

(5) Secondment of officers by the Target Company to the Tender Offeror and Kirin Pharma

Subject to the Share Exchange becoming effective, at their respective ordinary general meetings of shareholders for the fiscal year ending December 2007, (i) Kirin Pharma shall elect one person whom the Target Company appoints as a director of Kirin Pharma, and (ii) the Tender Offeror shall seek approval with respect to the election of the President and Representative Director of the Target Company as a director of the Tender Offeror.

(6) Tender Offerors' retention of shares of the Target Company

The Kirin Group shall not acquire any shares/stock acquisition rights of the Target Company, or dispose (including sale or disposition as collateral) of shares/stock acquisition rights of the Target Company which the Kirin Group holds for a period of 10 years from the date of the execution of the Integration Agreement, except as prescribed, without the consent of the Target Company.

(7) Prevention against changes to the Ratio of the Standard Number of Shares

The Target Company shall not issue or dispose of its shares/stock acquisition rights, acquire or cancel its treasury shares, consolidate its shares, engage in organizational restructuring through the issuance or delivery of its shares, or any other actions which may change the ratio of the Standard Number of Shares of the Target Company.

(8) Relationship between the Tender Offeror and the Surviving Company established through the Merger

After the Integration the Surviving Company, as a consolidated subsidiary whose majority shareholder voting right is held by the Tender Offeror, a pure holdings company, will, while respecting the fundamental principles of the Tender Offeror's Group operation, continue conducting self-sustaining business activity utilizing autonomy and flexibility, ensuring the independence of its management as an ongoing publicly listed company, and will continue to

promote the maximization of profits for all of its shareholders and the sustained expansion of corporate value. In addition, the shareholding ratio of the Tender Offeror in the new company shall be 50.10% in principle for a period of 10 years from the date of the execution of the Integration Agreement, and, after the Integration, the Tender Offeror will cooperate in the strongest reasonable manner to maintain the listing of shares of the Surviving Company.

(9) Prohibition of solicitation, etc.

During the period between the conclusion of the Integration Agreement and the completion of the Merger, the Target Company may not (1) cooperate in a tender offer targeting the shares of the Target Company by an entity other than the Tender Offeror, (2) issue shares of the Target Company to an entity other than the Tender Offeror, (3) engage in any organizational restructuring activities with an entity other than the Tender Offeror or Kirin Pharma, or (4) receive a solicitation from a third party, make proposals, solicit information, provide information, discuss, negotiate, or enter into agreements, among others, with respect to disposition of any material part of the business of the Target Company to an entity other than the Tender Offeror, or any other actions which have the effect of transferring any material business or assets of the Target Company. If a tender by a third party is commenced during the Tender Offer Period, the Target Company shall act giving sufficient consideration to the fact that the Tender Offer is part of the transaction for the realization of the Integration, the purpose of the Integration, and the benefits to be brought to the corporate value and shareholders of the Target Company through the realization of the Integration.

(10) Breakup Fee

If the Target Company substantively withdraws its approval of the Tender Offer, (including approving of a tender offer by a third party, but excluding cases where the substantial withdrawal of its approval of the Tender Offer arises from a material breach by either Kirin Pharma or the Tender Offeror of a duty, representation or warranty included in the Integration Agreement), the Tender Offeror may terminate the Integration Agreement. In the event of such termination, the Target Company shall pay the Tender Offeror a fixed amount as a breakup fee.

V. Description of Target Company

1. Profit & Losses and Other Financial Data for the Most Recent Three Years

(1) Profit & Losses

(In million yen)

Fiscal Year ended	March 31, 2005 (82nd Term)	March 31, 2006 (83rd Term)	March 31, 2007 (84th Term)
Net sales	228,607	185,361	171,949
Cost of sales	123,751	90,401	75,070
Selling, general and administrative expenses	82,192	78,644	78,629
Non-operating income	3,066	5,820	7,302
Non-operating expenses	3,993	2,412	1,892
Net income	12,975	10,258	18,530

(Note 1) Consumption tax, etc. are not included in net sales.

(Note 2) The information above (including Note 1) is extracted from the Annual Securities Reports submitted by the Target Company to the Kanto Local Finance Bureau on June 28, 2005, June 28, 2006 and June 20, 2007, respectively.

(2) Per Share Information

(yen)

Fiscal Year ended	March 31, 2005 (82nd Term)	March 31, 2006 (83rd Term)	March 31, 2007 (84th Term)
Net profit or loss per share	30.20	24.24	45.72
Dividend per share (Interim dividend per share)	10.00 (3.75)	10.00 (5.00)	10.00 (5.00)
Net assets per share	465.65	488.44	497.62

(Note 1) For the purpose of calculating net assets, beginning from the fiscal year ended March 31, 2007 (84th Term), the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5, December 9, 2005) and the "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASJB Guidance No. 8, December 9, 2005) have been adopted.

(Note 2) The information above (including Note 1) is extracted from the Annual Securities Reports submitted by the Target Company to the Kanto Local Finance Bureau on June 28, 2005, June 28, 2006 and June 20, 2007, respectively.

2. Share Price Information

(yen)

Name of Stock Exchange or Securities Dealers Association		Tokyo Stock Exchange Group, Inc.						
Month		4/2007	5/2007	6/2007	7/2007	8/2007	9/2007	10/2007
Share Price (Yen)	High	1,142	1,232	1,218	1,209	1,203	1,201	1,430
	Low	1,081	1,134	1,135	1,093	1,008	1,055	1,177

(Note) The above information in respect of October 2007 is the stock price as of October 30, 2007.

3. Shareholder Information

(1) Ownership Status

(as of March 31, 2007)

Description	Status of Shares								Status of Shares Constituting Less Than One Unit (shares)
	National and Local Government	Financial Institutions	Securities Companies	Other Corporate Entities	Foreign Entities, etc.		Individuals or Others	Total	
					Other than Individuals	Individuals			
Number of Shareholders	—	147	49	593	310	19	41,396	42,514	—
Number of Shares Owned (units)	—	188,814	10,426	16,706	78,107	59	98,820	392,932	6,311,555
Shareholding Ratio (%)	—	48.05	2.65	4.25	19.88	0.02	25.15	100.00	—

(Note 1) There are 1,325,553 treasury shares, 1,325 units of which are included in the shares of "Individual or Others" and 553 shares of which are included in the shares of "Status of Shares Less Than One Unit". 1,325,553 treasury shares is the number listed on the shareholders registry, and the number of beneficial shareholding is 1,324,553 shares as of March 31, 2007.

(Note 2) 11 units of shares in the name of JSDC are included in "Other Entities" above.

(Note 3) The information above (including Notes 1 and 2) is extracted from the Annual Securities Report dated June 20, 2007, as submitted by the Target Company to the Kanto Local Finance Bureau.

(2) Number of Shares Owned by Major Shareholders and Officers

Major Shareholders

(as of March 31, 2007)

Name	Address	Number of Shares Owned (thousands)	Shareholding Percentage of the Total Shares Outstanding (%)
The Master Trust Bank of Japan Ltd.	2-11-3, Hamamatsucho, Minato-ku, Tokyo	25,306	6.33
The Dai-ichi Mutual Life Insurance Company	1-13-1, Yurakucho, Chiyoda-ku, Tokyo	24,661	6.17
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-ku, Tokyo	22,386	5.60
The Norinchukin Bank	1-13-2, Yurakucho, Chiyoda-ku, Tokyo	18,083	4.52
Mizuho Trust & Banking Co., Ltd. Retirement Benefit Trust Account for Mizuho Bank, Ltd. Asset Management Re-entrust Services	1-8-12, Harumi, Chuo-ku, Tokyo	8,075	2.02
Mizuho Bank, Ltd.	1-1-5, Uchisaiwaicho, Chiyoda-ku, Tokyo	7,126	1.78
Japan Trustee Services Bank, Ltd. (Trust Account 4)	1-8-11, Harumi, Chuo-ku, Tokyo	6,056	1.51
Nipponkoa Insurance Co., Ltd.	3-7-3, Kasumigaseki, Chiyoda-ku, Tokyo	5,483	1.37
Sompo Japan Insurance Inc.	1-26-1, Nishishinjuku, Shinjuku-ku, Tokyo	5,296	1.32
Kyowa Fund	1-6-1, Otemachi, Chiyoda-ku, Tokyo	5,279	1.32
Total	—	127,753	31.99

(Note 1) 8,075,000 shares held by Mizuho Trust & Banking Co., Ltd. Retirement Benefit Trust Account for Mizuho Bank, Ltd. Asset Management Re-entrust Services is the trust asset entrusted by Mizuho Bank, Ltd. as retirement benefit trust, and the right to instruct its voting rights is held by Mizuho Bank, Ltd.

(Note 2) The information above (including Note 1) is extracted from the Annual Securities Report submitted by the Target Company to the Kanto Local Finance Bureau on June 20, 2007.

Directors and Officers

(as of March 31, 2007)

Name	Title	Number of Shares Owned (thousands)	Shareholding Percentage of the Total Shares Outstanding (%)
Yuzuru Matsuda	Representative Director, President and CEO	31	0.01
Yoshito Imai	Representative Director, Executive Vice President, President of Pharmaceuticals Business Unit	46	0.01
Tomonori Yuji	Director, Senior Executive Managing Officer	18	0.00
Kazuhiko Yamanoe	Director, Senior Executive Managing Officer	16	0.00

Yukinobu Kotani	Director, Executive Managing Officer, President of Bio-Chemicals Business Unit	30	0.01
Kozo Fujita	Director	—	—
Takeshi Asaoka	Standing Corporate Auditor	12	0.00
Akira Taniguchi	Standing Corporate Auditor	2	0.00
Nobuo Kanda	Standing Corporate Auditor	13	0.00
Hiroyuki Takahashi	Corporate Auditor	—	—
Total	—	169	0.04

(Note 1) Koji Fujita, Director, is an outside director as defined in Article 2, Section 15 of the Company Law.

(Note 2) Takeshi Asaoka, Standing Corporate Auditor and Hiroyuki Takahashi, Corporate Auditor, are outside auditors as defined in Article 2, Section 16 of the Company Law.

(Note 3) The Target Company has a Managing Officers System (*shikko yakuin seido*). Representative Directors and Directors also serve as Managing Officers, and there are thirteen people who serve only as Managing Officers.

(Note 4) The information above (including Notes 1, 2 and 3, except for "Shareholding Percentage of the Total Shares Outstanding") is extracted from the Annual Securities Report submitted by the Target Company to the Kanto Local Finance Bureau on June 20, 2007.

(Note 5) According to the press release "Notification with Respect to the Unofficial Appointment of the Representative Director", released on October 29, 2007 by the Target Company, the next Representative Director has been unofficially decided. The candidate is expected to be appointed to the Board of Directors at the Extraordinary Meeting of Shareholders which the Target Company plans to convene in late February, 2008. The appointee will assume the position of the Representative Director at the meeting of Board of Directors to be held thereafter.

New Representative Director

Name	Start Date	New Position	Current Position
Tomohiro Mune	April 1, 2008	Representative Director, Executive Vice President	Managing Director, Kirin Holdings Company, Limited

4. Other Matters

On October 29, 2007, the Target Company disclosed its financial results for the interim period ended September 30, 2007 to the Tokyo Stock Exchange. Nonconsolidated profit and loss of the Target Company for the interim period based on such disclosure are as follows. The outline below was partially extracted from the information disclosed by the Target Company. The Tender Offeror is not in a position to conduct an independent verification of the accuracy and integrity of the information and did not actually conduct such verification.

a. Profit and Loss (Nonconsolidated) (In million yen)

	Interim period ended September 30, 2007 (85th Term)
Sales	89,709
Cost of sales	38,204
Selling, general and administrative expenses	40,785
Non-operating income	4,152
Non-operating expenses	1,501
Net income (interim)	9,151

b. Per share information (Nonconsolidated) (yen)

	Interim period ended September 30, 2007 (85th Term)
Net profit per share (interim)	23.00
Net assets per share	511.61

AMENDMENT TO TENDER OFFER EXPLANATORY STATEMENT

November 2007

KIRIN HOLDINGS COMPANY, LIMITED

AMENDMENT TO TENDER OFFER EXPLANATORY STATEMENT

The tender offer described in this amendment to the tender offer explanatory statement (the "Amendment") is to be implemented under the provisions of Chapter II-2, Section 1 of the Financial Instruments and Exchange Law (Law No. 25 of 1948 as amended, the "Law". This Amendment is prepared in accordance with Article 27-9 of the Law.

【Filing document】	Amendment to Tender Offer Registration Statement
【Filed with】	The Director-General of the Kanto Local Finance Bureau of the Ministry of Finance Japan
【Filing date】	November 16, 2007
【Filing person】	
【Name of filing person】	Kirin Holdings Company, Limited
【Address】	2-10-1 Shinkawa, Chuo-ku, Tokyo
【Place to contact】	2-10-1 Shinkawa, Chuo-ku, Tokyo
【Telephone number】	+81 (0)3 (5540) 3455
【Person to contact】	Ippei Maeda, Corporate Communications Director
【Attorney-in-fact】	
【Name of attorney-in-fact】	N/A
【Address】	N/A
【Place to contact】	N/A
【Telephone number】	N/A
【Person to contact】	N/A
【Location at which a copy of the Amendment to Tender Offer Explanatory Statement is available to the public】	Head Office of Kirin Holdings Company, Limited (2-10-1 Shinkawa, Chuo-ku, Tokyo) Tokyo Stock Exchange Group, Inc. (2-1 Kabutocho, Nihonbashi, Chuo-ku, Tokyo)

(Note 1) In this Amendment, "Tender Offeror" means Kirin Holdings Company, Limited and "Target Company" means Kyowa Hakko Kogyo Co., Ltd.

(Note 2) In this Amendment, "Law" means the Financial Instruments and Exchange Law (Law No. 25 of 1948 as amended), "Enforcement Order" means the Financial Instruments and Exchange Law Enforcement Ordinance (Government Ordinance No. 321 of 1965 as amended) and "TOB Order" means

the Cabinet Ordinance regarding disclosure of tender offer for shares and other securities by non-issuers (MOF Ordinance No. 38 of 1990 as amended).

(Note 3) Except as otherwise provided in this Amendment, a reference to a number of days or a date and time means such number of days or date and time in Japan.

(Note 4) Unless otherwise provided in this Amendment, all procedures with respect to the tender offer described in this Amendment (the "Tender Offer") shall be conducted in the Japanese language. If any part of the documents relating to the Tender Offer is prepared in English, and in the event that any inconsistency exists between the English and Japanese documents, the Japanese documents shall take priority over the English documents.

(Note 5) The Tender Offer is being initiated for the common stock and the stock acquisition rights of the Target Company, a company incorporated in Japan. Although the Tender Offer is being conducted in accordance with the procedures and information disclosure standards prescribed by the Financial Instruments and Exchange Law in Japan, these procedures and information disclosure standards may not always coincide with those of the United States of America. The rules and regulations promulgated under the U.S. Securities Exchange Act of 1934, in particular Sections 13(e) and 14(d), do not apply to the Tender Offer and the Tender Offer is not being conducted in accordance with the procedures and requirements thereunder. It may be difficult to enforce any right or claim arising under U.S. federal securities laws, since the Tender Offeror is incorporated outside the United States. Shareholders may not be able to sue a non-U.S. company in a non-U.S. court for violations of the U.S. securities laws. Shareholders may not be able to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's jurisdiction.

(Note 6) This Amendment contains forward-looking statements as defined under Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. As a result of known or unknown risks, uncertainty or other factors, actual results could differ materially from any explicit or implicit forecasts, among others, presented as forward-looking statements. No assurance is given by the Tender Offeror or any affiliates of the Tender Offeror that any such explicit or implicit forecasts, among others, presented as forward-looking statements will be achieved and actual results could differ materially. The forward-looking statements contained in this Amendment were made based on the information available to the Tender Offeror as of the date of this Amendment and, except where bound by law or Tokyo Stock Exchange regulations, the Tender Offeror and any affiliates of the Tender Offeror accept no obligation to change or revise the statements to reflect future events or circumstances.

(Note 7) The financial advisors of the Tender Offeror and the Target Company and the tender offer agent of the Tender Offeror, in the ordinary course of their secondary trading business, may engage during the Tender Offer period in the purchase and sale of shares of the Target Company for their own account or for their customers' accounts to the extent permitted under Japanese securities regulations. To the extent any disclosure of such purchases is required under applicable Japanese securities regulations, written notice of such disclosure will be provided to shareholders in the United States.

1. Reason for filing this Amendment

The Amendment to Tender Offer Registration Statement is filed, pursuant to Article 27-8, Paragraph 2 of the Law, to amend certain information contained in the Tender Offer Registration Statement filed on October 31, 2007 (the "Statement").

2. Relevant Section in the Statement

I. Terms and Conditions of Tender Offer

6. Approval with respect to the Acquisition of share Certificates

(2) Governing Law

(3) Date and Number of Approval

3. Amended Information

The amended sections are underlined below.

****

I. Terms and Conditions of Tender Offer

6. Approval with respect to the Acquisition of Share Certificates

【Prior to Amendment】

(2) Governing Law

Act Against Restrictions of Competition
(Gesetz gegen Wettbewerbsbeschräenkungen)

Pursuant to the Act Against Restrictions of Competition (Gesetz gegen Wettbewerbsbeschräenkungen) of the Federal Republic of Germany (the "German Act"), the Tender Offeror is required to file a notification with respect to the Tender Offer with the Federal Ministry of Cartel (Bundeskartellamt) prior to the acquisition of the shares of the Target Company (the "Acquisition of Shares"). In principle, the Acquisition of Shares is prohibited during the one-month waiting period imposed after such filing. The Tender Offeror may nevertheless conduct the Acquisition of Shares pursuant to the German Act prior to the termination of the waiting period, if the Tender Offeror separately obtains an approval of the Federal Ministry of Cartel during the waiting period. The filing in respect of the Tender Offer will be made on or after October 31, 2007.

If the waiting period does not terminate and a separate approval of the Federal Ministry of Cartel cannot be obtained prior to the last day of the Tender Offer Period, the Tender Offer Period may be extended and the commencement date of settlement may be delayed. In addition, if the waiting period does not terminate and a separate approval of the Federal Ministry of Cartel cannot be obtained prior to the last day of the Tender Offer Period, the Tender Offeror may withdraw the Tender Offer on the premise that such circumstance constitutes the occurrence of an event stipulated in Article 13, Paragraph 1, Section 4 of the Law, as described in "11. Other Conditions and Methods of Purchase, etc.", "(2) Conditions of Withdrawal of Tender Offer, Details thereof and Method of Disclosure of Withdrawal".

【Post-Amendment】

(2) Governing Law

Act against Restrictions of Competition
(Gesetz gegen Wettbewerbsbeschränkungen)

Pursuant to the Act against Restrictions of Competition (Gesetz gegen Wettbewerbsbeschränkungen) of the Federal Republic of Germany (the "German Act"), the Tender Offeror is required to file a notification with respect to the Tender Offer with the Federal Ministry of Cartel (Bundeskartellamt) prior to the acquisition of the shares of the Target Company (the "Acquisition of Shares"). In principle, the Acquisition of Shares is prohibited during the one-month waiting period imposed after such filing. The Tender Offeror may nevertheless conduct the Acquisition of Shares pursuant to the German Act prior to the termination of the waiting period, if the Tender Offeror separately obtains an approval of the Federal Ministry of Cartel during the waiting period. Subsequent to the filing of the Tender Offer Registration Statement, the relevant separate approval was received from the Federal Ministry of Cartel on November 13, 2007 (local time in Germany).

(3) Date and Number of Approval

Country	Name of authority granting approval	Date of approval	Number of approval
Germany	the Federal Ministry of Cartel (Bundeskartellamt)	November 13, 2007	B3–237/07

(Note) All dates represent local time in Germany.

December 7, 2007

For Immediate Release

Company Name: Kirin Holdings Company, Limited
Name of Representative: Kazuyasu Kato, President and CEO
Stock code: 2503
Direct your queries to: Ippei Maeda, Corporate Communications Director
(Tel: +813-5540-3455)

Notification with Respect to Results of Tender Offer for Shares of Kyowa Hakko Kogyo Co., Ltd.

Kirin Holdings Company, Limited (the "Company" or the "Tender Offeror") has concluded as of December 6, 2007 a tender offer (the "Tender Offer") for the shares of common stock of Kyowa Hakko Kogyo Co., Ltd (the "Target Company") (Code number: 4151, the First Section of the Tokyo Stock Exchange) which commenced on October 31, 2007. In connection with the conclusion of the Tender Offer, we would like to provide notice of the following:

1. Description of the Tender Offer

(1) Name and Location of Head Office of Tender Offeror

Kirin Holdings Company, Limited
2-10-1 Shinkawa, Chuo-ku, Tokyo

(2) Name of Target Company

Kyowa Hakko Kogyo Co., Ltd.

(3) Class of Shares Purchased

Common Stock

(4) Number of Share Certificates to be Purchased in the Tender Offer

Class of Shares	Number Scheduled to be Purchased Represented by Shares	Minimum Number Scheduled to be Purchased Represented by Shares	Maximum Number Scheduled to be Purchased Represented by Shares
Share Certificate	111,578,000 shares	79,849,000 shares	111,578,000 shares
Certificate of Stock Acquisition Rights	–	–	–
Bond Certificate with Stock Acquisition Rights	–	–	–
Trust Beneficiary Certificates for Share Certificates	–	–	–

Depositary Receipt for Share Certificates ( )	–	–	–
Total	111,578,000 shares	79,849,000 shares	111,578,000 shares

(5) Period of the Tender Offer

From Wednesday, October 31, 2007 through Thursday, December 6, 2007 (26 business days in Japan) (the "Tender Offer Period")

(6) Purchase Price of the Tender Offer

1,500 yen per share of common stock

2. Result of the Tender Offer

(1) Condition of Tendered Shares and other Securities

Class of Shares	Number Tendered Represented by Shares	Number Purchased Represented by Shares
Share Certificate	273,505,696 shares	111,578,000 shares
Certificate of Stock Acquisition Rights	–	–
Bond Certificate with Stock Acquisition Rights	–	–
Trust Beneficiary Certificates for Share Certificates	–	–
Depositary Receipt for Share Certificates ( )	–	–
Total	273,505,696 shares	111,578,000 shares

(2) Success of the Tender Offer

In the Tender Offer, a condition was imposed that if the total number of shares tendered in the Tender Offer was less than the minimum number of share certificates scheduled to be purchased represented by shares (79,849,000 shares), none of the tendered shares would be purchased by the Tender Offeror. Because the total number of shares tendered in the Tender Offer was more than the minimum number of share certificates to be purchased represented by shares, the condition was satisfied.

Because the total number of shares tendered in the Tender Offer exceeded the maximum number scheduled to be purchased represented by shares (111,578,000 shares) the Tender Offeror will make delivery and other settlements with respect to the purchase of shares pursuant to the *pro rata* method as defined in Article 27-13, Item 5 of the Financial Instruments and Exchange Law (Law No. 25 of 1948 as amended) (the "Law") and Article 32 of the Cabinet Ordinance regarding disclosure of tender offer for shares and other securities by non-issuers (MOF Ordinance No. 38 of 1990 as amended) (the "TOB Order").

(3) Ownership Percentage of Share Certificates after the Tender Offer

Category	Number of Voting Rights	Ownership Percentage of Share Certificates
Number of Voting Rights Represented by Share Certificates Owned by the Tender Offeror before the Tender Offer	1	0.00%
Number of Voting Rights Represented by Share Certificates Owned by the Tender Offeror after the Tender Offer	111,579	28.49%
Number of Voting Rights Represented by Share Certificates Owned by Specially Related Parties before the Tender Offer	0	0%
Number of Voting Rights Represented by Share Certificates Owned by Specially Related Parties after the Tender Offer	0	0%
Total Number of Voting Rights of Shareholders of the Target Company	391,528	

(Note 1) The "Total Number of Voting Rights of Shareholders of the Target Company" represents the number of voting rights of all of the shareholders as of the fiscal year ended March 31, 2007 as described in the 84th Annual Securities Report submitted by the Target Company to the Kanto Local Finance Bureau on June 20, 2007. However, for the purpose of calculating "Ownership Percentage of Share Certificates", the "Total Number of Voting Rights of Shareholders of the Target Company" is calculated to be 391,669 units. This number includes (i) the number of voting rights (61 units) represented by the number of shares of the Target Company delivered upon exercise of the stock acquisition rights in relation to the stock option plan prior to the last day of the Tender Offer Period (61,000 shares), and (ii) the number of voting rights (80 units) represented by the number of shares of the Target Company held by Japan Synthetic Alcohol Co., Ltd. (80,000 shares).

(Note 2) "Ownership Percentage of Share Certificates" is rounded to the nearest hundredth of a percent.

(4) Calculation for Purchase Pursuant to the *Pro Rata* Method

Because the total number of shares tendered in this Tender Offer exceeded the maximum number scheduled to be purchased represented by shares (111,578,000 shares), as described in the "Notification with Respect to Commencement of Tender Offer for Shares of Kyowa Hakko Kogyo Co., Ltd." and the "Tender Offer Registration Statement", all or part of the excess portion will not be purchased and the Tender Offeror will make delivery and other settlements with respect to the purchase of shares pursuant to the *pro rata* method as defined in Article 27-13, Item 5 of the Law and Article 32 of the TOB Order.

Because the total number of shares to be purchased from all tendering shareholders (the "Tendering Shareholders") was calculated pursuant to the *pro rata* method, in which shares constituting less than one unit were rounded off, and as a result was less than the maximum number scheduled to be purchased represented by shares, the Tender Offeror purchased one unit from each Tendering Shareholder in descending order, beginning with shareholders that owned the most rounded-off shares, until the total number of shares to be purchased was equal to the maximum number scheduled to be purchased represented by shares. (If by purchasing units, the Tender Offeror would have exceeded the number of shares tendered in the Tender Offer, the Tender Offeror purchased shares until the number of shares to be purchased was equal to the number of shares tendered.)

However, because the result would have exceeded the maximum number scheduled to be purchased represented by shares if the Tender Offeror had purchased units from all Tendering Shareholders who hold equal numbers of shares that were rounded-up, the Tender Offeror selected by lottery who the Tender Offeror would purchase units from, to the extent that the total number of shares purchased was no less than the maximum number scheduled to be purchased represented by shares.

(5) Funds Required for Tender Offer, etc.

167,367,000,000 yen

(6) Method of Settlement

a. Name and Address of Head Offices of Securities Companies and Banks, etc. in Charge of Settlement

Nikko Citigroup Limited
1-5-1 Marunouchi, Chiyoda-Ku, Tokyo

Nikko Cordial Securities Inc.
3-3-1 Marunouchi, Chiyoda-Ku, Tokyo

b. Commencement Date of Settlement

Thursday, December 13, 2007

c. Method of Settlement

A notice of purchase will be mailed to the address or location of the Tendering Shareholder (or the standing proxy in the case of a non-resident shareholder) promptly after the end of the Tender Offer Period. Payment of the purchase price will be made in cash. Nikko Citigroup Limited (the "Tender Offer Agent") or Nikko Cordial Securities Inc. (the "Sub-Agent") will, in accordance with the shareholder's instructions, remit the purchase price for share certificates promptly after the commencement date of settlement to the account designated by the Tendering Shareholder (or the standing proxy in the case of a

non-resident shareholder).

(7) Method to return Share Certificates

The Tender Offer Agent or the Sub-Agent will return all tendered share certificates which are required to be returned to the Tendering Shareholders promptly after the settlement date, Thursday, December 13, 2007, by the method described below. Please take this into consideration in the event of a sale, depositing your shares with a different broker, or other disposal of the shares to be returned conducted prior to the return of such shares.

a. In cases where share certificates were submitted to the Tender Offer Agent or the Sub-Agent upon application, the share certificates which were not purchased shall be delivered to the Tendering Shareholder or mailed to the Tendering Shareholder's address (in the case of a non-resident shareholder, the address of their standing proxy).

b. In cases where share certificates are kept in custody by the Tender Offer Agent or the Sub-Agent (or by the Japan Securities Depository Center through the Tender Offer Agent or the Sub-Agent) the share certificates which were not purchased will be returned to the same condition of custody as at the time of application.

3. Policies and Outlook After the Tender Offer

After the Tender Offer is completed, to promptly implement the integration of the pharmaceutical business, the Target Company and Kirin Pharma Company Ltd ("Kirin Pharma") will, subject to approval being obtained at their respective general meetings of shareholders, conduct a share exchange (the "Share Exchange") effective as of April 1, 2008. As a result, Kirin Pharma will become a wholly owned subsidiary of the Target Company and the Tender Offeror shall become the parent company holding, in conjunction with the shares acquired through the Tender Offer and related transactions, shares equivalent to 50.10% of the standard number of shares (Note 1) of the Target Company. In the Share Exchange, 8,862 shares (Note 2) of common stock of the Target Company will be allocated and delivered for each share of common stock of Kirin Pharma, for a total of 177,240,000 shares.

(Note 1) In this Notification, the standard number of shares (the "Standard Number of Shares") is the sum of (i) the total number of issued shares of common stock of the Target Company (including the number of treasury shares of common stock held by the Target Company) and (ii) any excess of the number of common stock underlying the stock acquisition rights issued by the Target Company, over the number of treasury shares of common stock held by the Target Company.

(Note 2) Treasury shares of Kirin Pharma are scheduled to be cancelled by the day before the Share Exchange becomes effective.

After the Share Exchange becomes effective, the Target Company as the surviving company (the "Surviving Company") and Kirin Pharma as the merging company will merge (the "Merger") with an effective date of October 1, 2008. As a result of the Merger, the integration of the pharmaceutical businesses of Kyowa Hakko and Kirin Pharma will be complete. Matters to be provided in the merger agreement with respect to the Merger (the "Merger Agreement"), other than the above, will be determined before the conclusion of the Merger Agreement. In accordance with the Merger, the trade name of the Surviving Company will change and, after approval from the general meeting of shareholders, the trade name of the Surviving Company after the Merger shall become "Kyowa Hakko Kirin Co., Ltd."

After the Tender Offer and the Share Exchange, the President and Representative Director of the Target Company shall remain in the same position, for the time being. In addition, it was agreed in the integration agreement (the "Integration Agreement") that the Target Company shall, subject to the Share Exchange becoming effective, make changes to its management structure pursuant to the Integration Agreement including (i) seeking approval of agenda with respect to electing two persons appointed by the Tender Offeror as Directors of the Target Company at the Extraordinary Meeting of Shareholders of Kyowa Hakko, and (ii) electing one of the Directors appointed by the Tender Offeror as Vice President and Representative Director of the Target Company. Furthermore, it is agreed that, subject to the Share Exchange becoming effective, (i) Kirin Pharma shall elect one person whom the Target Company appoints as a Director of Kirin Pharma, and (ii) the Tender Offeror shall seek approval with respect to the election of the President and Representative Director of the Target Company as a Director of the Tender Offeror at the ordinary general meeting of shareholders for the fiscal year ending December 31, 2007.

After the Tender Offer and the Share Exchange, the Target Company will become a consolidated subsidiary of the Tender Offeror which, as a pure holding company, will hold a majority of the shareholder voting rights of the Target Company. The Target Company will, while respecting the fundamental principles of the Kirin Group's operation, conduct an autonomous business activity based on independence and mobility, ensure the independence of its management as an ongoing public listed company, and continue to promote the maximization of profits for all of its shareholders and the sustained expansion of corporate value. Therefore, the shareholding ratio of the Tender Offeror in the Target Company (Note 2) shall be 50.10% in principle for a period of 10 years from the date of the execution of the Integration Agreement, and after the Integration, the Tender Offeror will cooperate in the strongest reasonable manner to maintain the listing of the shares of the Surviving Company established through the Merger. Furthermore, the Kirin Group agrees not to acquire any new shares/stock acquisition rights of the Target Company, or dispose (including sale or disposition as collateral) of shares/stock acquisition rights of the Target Company which the Kirin Group currently holds, for a period of 10 years from the date of the execution of the Integration Agreement, except as prescribed, without the consent of the Target Company.

(Note 3) In this Notification, the shareholding ratio of the Tender Offeror in the Target Company shall be the sum of (i) the number of shares of common stock of the Target Company which the Tender Offeror (including its subsidiaries and affiliates but excluding the Target Company and their subsidiaries and affiliates) holds and (ii) the number of new shares of common stock of the Target Company which will be issued upon exercise of stock acquisition rights held by the Tender Offeror, divided by the Standard Number of Shares of the Target Company.

4. Location at which a Copy of the Tender Offer Report is available to the Public

Head Office of Kirin Holdings Company, Limited
(2-10-1 Shinkawa, Chuo-ku, Tokyo)

Tokyo Stock Exchange Group, Inc.
(2-1 Kabutocho, Nihonbashi, Chuo-ku, Tokyo)

(Note 1) Except as otherwise provided in this Notification, a reference to a number of days or a date and time means such number of days or date and time in Japan.

(Note 2) "Business days" in this Notification means a number of days excluding those days provided in Article 1(1) of the Government Holiday Law.

(Note 3) Unless otherwise provided in this Notification, all procedures with respect to the Tender Offer shall be conducted in the Japanese language. If any part of the documents relating to the Tender Offer is prepared in English, and in the event that any inconsistency exists between the English and Japanese documents, the Japanese documents shall take priority over the English documents.

(Note 4) This Notification contains forward-looking statements as defined under Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. As a result of known or unknown risks, uncertainty or other factors, actual results could differ materially from any explicit or implicit forecasts, among others, presented as forward-looking statements. No assurance is given by the Tender Offeror or any affiliates of the Tender Offeror that any such explicit or implicit forecasts, among others, presented as forward-looking statements will be achieved and actual results could differ materially. The forward-looking statements contained in this Notification were made based on the information available to the Tender Offeror as of the date of this Notification and, except where bound by law or Tokyo Stock Exchange regulations, the Tender Offeror and any affiliates of the Tender Offeror accept no obligation to change or revise the statements to reflect future events or circumstances.

END